

Ponce Financial Group

2025
Annual Report

Where *Performance* Meets Purpose

Dear Shareholders, Colleagues, Customers, and Community Partners,

Over the past year, Ponce Financial Group (PFG) has reached an important moment in our journey. After years of steady progress, we are hitting our stride—as an institution, as a community partner, and as a mission-driven bank committed to impactful economic development.



Our performance reflects both strong fundamentals and a deep sense of purpose; our bank and our communities are growing strong.

Carlos P. Naudon
President & CEO Ponce Financial Group

This year, Ponce Bank achieved a 1% return on assets. For any bank, this represents a key **1%** **Return on assets (ROA)** benchmark of performance and operational discipline. For us, it carries additional significance. It demonstrates that we can deliver strong financial results while remaining fully committed to the communities and customers who rely on us. And it is noted and applauded. S&P Global ranked us the 40th best performing bank in the country among the $3-$10 billion asset sized banks for 2025.

Our financial results at **Ponce Financial Group (PFG)** also reflect strong performance and disciplined execution. **Basic earnings per share for 2025 reached $1.21,** compared to $0.46 in 2024 and $0.15 in 2023.



Basic EPS year-over-year

$1.21
$0.46
$0.15
2023   2024   2025

Over the same period, **PFG's total revenues, including net interest income and non-interest income—grew 45% from 2023,** while **expenses increased just 1%.**



Revenue

+45%

Expenses

+1%

As of **December 31, 2025, PFG maintained total capital to risk-weighted assets of 24% (23.72%)** and an **efficiency ratio of 61%,** reflecting strong operational discipline.



24%
Capital

61%
Efficiency

In 2025, we expanded our footprint with the opening of our newest branch in the Inwood neighborhood of Manhattan, marking an important milestone in our continued growth and commitment to serving our clients more effectively.



New Inwood, Manhattan branch opened

This expansion reflects our dedication to strengthening our presence in underserved communities while providing enhanced accessibility and support to our valued customers. We look forward to becoming an active part of the Inwood community and delivering the high standard of service you have come to expect from us. **Ponce Bank Direct continued to demonstrate strong momentum, growing deposits by approximately $20 million to $55 million.**

Deposit Growth



2024
$35M

2025
$55M

This growth reflects both the appeal of our digital-first banking platform and our ongoing commitment to providing accessible, mission-driven banking solutions to a broader customer base. The success of Ponce Bank Direct complements our community-focused branch network, expanding our reach while maintaining the same high standards of service and financial discipline.

We are also advancing key technological initiatives, including a **new website launching in early Q2 2026 and enhancements to our online banking platform.** Additionally, we implemented **BUILT**, an AI-powered platform that funds, develops, builds, and manages construction lending on a single system, positioning Ponce Bank to continue construction **lending growth** while maintaining disciplined risk management.



new website

This progress is the result of intentional and strategic investments, along with the dedication of our employees, whose commitment to service and community is at the heart of everything we do. Our mission is brought to life every day by our employees, who remain our greatest strength. During the year, we made meaningful investments in talent development and organizational growth. **30 new roles,** 20 of which were filled internally, demonstrate our commitment to developing and promoting from within. To support continued expansion, we also welcomed **50 new employees, including 4 rehires, representing a 32% increase in hiring compared to 2024.**



50 new employees hired in 2025

30 new roles
20 filled internally

32% increase vs. 2024

As of December 31, 2025:

✓ Ponce Bank **employed 216 full-time** equivalent employees.



216
full-time equivalent employees
as of Dec. 31, 2025

✓ **58% of corporate officer positions, 50% of senior management (SVP and above),** and **29% of our Board of Directors** were held by women, reflecting both strength and diversity.

Leadership Diversity



58%	50%	29%
Officers	**Senior Management**	**Board**

Beyond the daily work, our employees contributed to **dozens of volunteer events and community initiatives,** supporting local schools, neighborhood improvement projects, and social programs. These efforts amplified the impact of Ponce Bank in the communities where our customers and colleagues live and work. We are proud of the team and culture we are building, in fact, **employee satisfaction scores increased by 8.82%,** and the percentage of employees likely to recommend Ponce as a great place to work rose by **18.3%,** as measured by an independent third-party engagement survey.



+8.82%
Employee Satisfaction



+18.3%
Recommend Workplace

At the same time, we remain firmly committed to our mission, particularly during a period of economic uncertainty and rising challenges for many families and small businesses. One of the most pressing issues in our communities continues to be **affordable housing.** Through our lending and partnerships, we remain focused on supporting the **development and preservation of affordable housing opportunities.** Our investments in **mission-driven deposits and community lending** have directly supported these initiatives, helping families secure stable housing and strengthening neighborhoods for long-term growth.

Our work reflects the remarkable diversity and entrepreneurial energy of the communities we serve. Many of our customers are **immigrant entrepreneurs and families** whose determination and resilience drive economic activity in our markets. Their efforts—often supported by strong community networks—create jobs, build businesses, and contribute to long-term neighborhood stability. Our **financial mastery programs**, including local **bootcamps and educational scholarships**, further equip individuals with the tools and knowledge to grow businesses, plan, and invest in their communities. For many of these entrepreneurs, success is about more than building a business. It is about **creating opportunities for the next generation**—ensuring their children have stronger foundations and expanded possibilities.

As noted before, **Ponce Bank was ranked #40 among the Top 50 Best-Performing U.S. Community Banks of 2025** (for institutions with $3B–$10B in assets) by S&P Global Market Intelligence.



This recognition underscores a year of strong performance, disciplined execution, and meaningful impact on the communities we serve. We believe it is both possible and necessary to **do well while doing good.** Financial strength enables us to expand our impact, while our mission guides where and how we invest that strength.

Through **volunteer initiatives, scholarships, mission-driven deposits, community investments, and financial empowerment programs,** we continue to create meaningful opportunities and strengthen the communities we serve.

As we look ahead, our focus is on preparing the Bank for its next phase of growth and to meet the challenges of the economic and political uncertainties we face. That means continuing to deploy capital thoughtfully while strengthening the infrastructure that will allow us to scale responsibly. We will continue to invest in our people, processes, and technology, enhancing internal systems, improving operational efficiency, and modernizing the digital platforms that support both our employees and our customers. With a solid foundation, a clear mission, and a talented team, **Ponce Bank is well positioned to continue growing responsibly while expanding the opportunities we help create.**

As previously reported, we've entered an ECIP purchase option agreement with the US Department of the Treasury, allowing repurchase as soon as 3Q 2026, assuming satisfaction of the necessary conditions. While there's no assurance as to satisfaction of these conditions or the final price, if the repurchase transaction is consummated, we expect that it will increase our book value per share. This opportunity reflects our continued commitment to strengthening shareholder value while advancing our mission to support the communities we serve.

While the path forward presents challenges—including economic uncertainty, persistent housing shortages, and evolving community needs—we remain confident that our model—combining **disciplined banking with a deep commitment to community development**—positions us well for the future.

To our employees, customers, community partners, and shareholders: thank you for the trust you place in us. Together, we are building something meaningful—an institution that supports **both financial success and stronger communities.**

Sincerely,



Carlos P. Naudon

Carlos P. Naudon
President & CEO
Ponce Bank N.A.
Ponce Financial Group (PFG)



Steven A. Tsavaris

Steven A. Tsavaris
Chairman of the Board
and Executive Chairman
Ponce Bank N.A.
Ponce Financial Group (PFG)

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 001-41255

Ponce Financial Group, Inc.
(Exact name of Registrant as specified in its Charter)

Maryland	**87-1893965**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2244 Westchester Avenue	
Bronx, NY	**10462**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (718) 931-9000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common stock, par value $0.01 per share	PDLB	The Nasdaq Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ◢

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

 Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The Nasdaq Stock Market on June 30, 2025 was $311,889,119.

As of March 11, 2026, the registrant had 24,156,831 shares of common stock, $0.01par value per share, outstanding.

Documents Incorporated by Reference: Portions of the Registrant's Definitive Proxy Statement relating to the Annual Meeting of Stockholders, scheduled to be held on June 11, 2026, are incorporated into Part III hereof.

Auditor Firm Id: 686	Auditor Name: Forvis Mazars, LLP
Auditor Location: New York, New York, USA	

[THIS PAGE INTENTIONALLY LEFT BLANK]

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of words such as "estimate," "project," "intend," "anticipate," "assume," "plan," "seek," "expect," "will," "may," "should," "indicate," "would," "believe," "contemplate," "continue," "target" and words of similar meaning. These forward-looking statements include, but are not limited to:

- statements of the Company's goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of its loan and investment portfolios; and

- estimates of the risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- the scope, duration and severity of rising interest rates and its effects on our business and operations, our customers, including their ability to make timely payments on loans, our service providers, and on the economy and financial markets in general;

- changes in consumer spending, borrowing and savings habits;

- general economic conditions that are worse than expected, particularly in connection with low or negative growth in the. economy as well as economic uncertainty (including from an economic slowdown or recession, a federal government shutdown, unemployment, or limited growth in consumer income or spending), either nationally or in our market areas;

- volatility in the financial services sector, including failures or rumors of failures of other depository institutions, along with actions taken by governmental agencies to address such turmoil, and the effects on the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital;

- the Company's ability to manage market risk, credit risk and operational risk in the current economic environment;

- changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for credit losses;

- the ability to access cost-effective funding;

- fluctuations in real estate values and real estate market conditions;

- demand for loans and deposits in our market areas;

- the Company's ability to implement and change its business strategies;

- competition among depository and other financial institutions;

- inflation and changes in the interest rate environment that reduce the Company's margins and yields, its mortgage banking revenues, the fair value of financial instruments or the level of loan originations, or increase the level of defaults, losses and prepayments on loans the Company have made and make;

- adverse changes in the securities or secondary mortgage markets;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

- monetary, fiscal and regulatory policies of the U.S. government, including policies of the U.S. Department of the Treasury and the Federal Reserve Board;

- the sufficiency of liquidity and changes in our capital position;

- adverse changes related to the businesses of our partners;

- changes in the quality or composition of the Company's loan or investment portfolios;

- technological changes that may be more difficult or expensive than expected, and cyber threats, attacks or events;

- the inability of third party providers to perform as expected;

- the Company's ability to enter new markets successfully and capitalize on growth opportunities;

- the Company's ability to successfully integrate into its operations, any assets, liabilities, customers, systems and management personnel the Company may acquire and management's ability to realize related revenue synergies and cost savings within expected time frames, and any goodwill charges related thereto;

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

- the Company's ability to retain key employees;

- the Company's compensation expense associated with equity allocated or awarded to its employees;

- the potential adverse effects of unusual and infrequently occurring events, such as weather-related disasters, terrorist acts, geopolitical conflicts or public health events (such as pandemics), and of governmental and societal responses thereto; and

- changes in the financial condition, results of operations or future prospects of issuers of securities that the Company may own.

More information on risk factors that could affect our forward-looking statements is included under the section entitled "Risk Factors" set forth in this annual report on Form 10-K. All risk factors and uncertainties described herein should be considered in evaluating forward-looking statements, and all of the forward-looking statements made in this annual report on Form 10-K are expressly qualified by the cautionary statements contained or referred to herein. Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. Readers are cautioned not to rely too heavily on the forward-looking statements contained in this annual report on Form 10-K. Forward-looking statements speak only as of the date they are made. The Company is under no duty to and does not assume any obligation to update any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except as required by law.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Item 1. Business

Ponce Financial Group, Inc.

Ponce Financial Group, Inc. (hereafter referred to as "we," "our," "us," "Ponce Financial Group, Inc.," or the "Company"), is a financial holding company and the holding company of Ponce Bank, National Association ("Ponce Bank" or the "Bank"), a national bank. The Company is authorized to pursue other business activities permitted by applicable laws and regulations for financial holding companies, which may include the acquisition of banking and financial services companies.

The Company's cash flow is dependent on earnings from investments and any dividends received from Ponce Bank. Ponce Financial Group, Inc. does not own nor lease any property, but instead uses the premises, equipment and furniture of Ponce Bank. At the present time, the Company employs only persons who are officers of Ponce Bank to serve as officers of Ponce Financial Group, Inc. It uses the support staff of Ponce Bank from time to time. These persons are not separately compensated by Ponce Financial Group, Inc. Ponce Financial Group, Inc. may hire additional employees, as appropriate, to the extent it so determines in the future.

The Company's executive office is located at 2244 Westchester Avenue, Bronx, New York 10462, and the telephone number at that address is (718) 931-9000.

Available Information

Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Ponce Financial Group, Inc. is required to file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). The Company electronically files its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other reports as required with the SEC. The SEC website, www.sec.gov, provides access to all Company filings which have been filed electronically. Additionally, the Company's SEC filings and additional shareholders' information are available free of charge on the Bank's website, www.poncebank.com (within the Investor Relations section). The references to our website address and the SEC's website address do not constitute incorporation by reference of the information contained in those websites and should not be considered part of this annual report.

The Company's common stock is traded on The Nasdaq Stock Market, LLC under the symbol "PDLB."

Ponce Bank

Ponce Bank is a national bank headquartered in the Bronx, New York. Ponce Bank was originally chartered in 1960 as a federally-chartered mutual savings and loan association, under the name Ponce De Leon Federal Savings and Loan Association. In 1985, the Bank changed its name to "Ponce De Leon Federal Savings Bank." In 1997, the Bank changed its name again to "Ponce De Leon Federal Bank." In 2017, the Bank adopted the name Ponce Bank and assets and liabilities of Ponce De Leon Federal Bank were transferred to and assumed by the Bank. On October 10, 2025, the Bank converted from a federally chartered stock savings association to a national bank and commenced operations under the current name, Ponce Bank, National Association.

The Bank is designated as a Minority Depository Institution ("MDI") and a Community Development Financial Institution ("CDFI") under applicable regulations and is a certified Small Business Administration ("SBA") lender. The Bank is subject to comprehensive regulation and examination by the Office of Comptroller of the Currency (the "OCC").

The Company's business is conducted through the administrative office and 13 full service banking offices, 2 mortgage loan offices, 1 ATM only location and a representative office. The banking offices and an ATM only location are located in New York City – the Bronx (4 branches), Queens (3 branches), Brooklyn (3 branches), Manhattan (2 branches) and Union City (1 branch), New Jersey. The mortgage loan offices are located in Queens (1) and Bergenfield (1), New Jersey. The Company has a representative office in Coral Gables, Florida. On September 16, 2025, the Company opened a full service banking office in Inwood, New York. The Company's primary market area currently consists of the New York City metropolitan area.

The Bank's business primarily consists of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in mortgage loans, consisting of one-to-four family residential (both investor-owned and owner-occupied), multifamily residential, nonresidential properties and construction and land, and, to a lesser extent, in business and consumer loans. The Bank also invests in securities, which have historically consisted of U.S. government and federal agency securities and securities issued by government-sponsored or owned enterprises, corporate securities, mortgage-backed securities,

Federal Home Loan Bank of New York (the "FHLBNY") stock and Federal Reserve Bank of New York (the "FRBNY") stock. The Bank offers a variety of deposit accounts, including demand, savings, money markets and certificates of deposit accounts.

Business Strategy

The Company's goal is to provide long-term value to our stockholders, customers, employees and the communities we serve (collectively our "stakeholders") by executing a safe and sound business strategy that produces increasing value. The Company believes there is a significant opportunity for an immigrant community-focused, minority-directed bank to provide a full range of financial services to business and consumer customers in our market area and other similar communities.

Our current business strategy consists of the following:

- ***Qualify for Repurchase of the Preferred Stock Issued Pursuant to the Emergency Capital Investment Program ("ECIP").*** Qualify for ECIP Repurchase (see Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations. - Federal Economic Relief Funds To Aid Lending to Small Businesses - Emergency Capital Investment Program). Focus loan originations on applications that meet the Qualified and Deep Impact Lending provisions of ECIP.

- ***Grow core deposits to support loan growth and increase profitability.*** In order to generate liquidity to support our lending activity and meet local demand, our strategy involves increasing mission driven/specialty deposits, growing Ponce Bank Direct deposits, cross-selling deposit products to commercial customers and continue to manage operating expenses.

- ***Adapt and increase utilization of technology.*** Drive adoption of technology via reporting/tracking in loan origination system ("LOS") and enhance Deposit Account Opening ("DAO") software. Automate SBA lending processes. Transition to construction monitoring application.

- ***Attract, develop and retain an engaged, high performing workforce.*** Refine performance management system to align with strategic initiatives and continue to build and leverage Ponce culture.

- ***Build Ponce Bank 2.0.*** Ensure risk management internal and compliance controls are aligned with strategic priorities. Improve processes to gain efficiencies.

Employees and Human Capital Resources

As of December 31, 2025, the Company had 216 full-time equivalent employees. None of the Company's employees are represented by a labor union, and management considers its relationship with employees to be good. The Company believes its ability to attract and retain employees is key to its success. Accordingly, the Company strives to offer competitive salaries and employee benefits to all employees and monitors salaries and other compensation in its market area.

The Company encourages and supports the growth and development of our employees. Continual learning and career development is advanced through ongoing performance and development conversations with employees, internally developed training programs and educational reimbursement programs.

The Company believes that its business is strengthened by a diverse workforce that reflects the communities in which it operates and all of its team members should be treated with respect and equality. As such, the Company maintains strong non-discrimination and anti-harassment policies.
.

Market Area

The Bank is headquartered in the Bronx, New York, with a primary market in other boroughs of New York City, Hudson and Bergen Counties, New Jersey and a representative office in Coral Gables, Florida.

The Bank's primary deposit base includes a large and stable base of locally employed blue-collar workers with low-to-medium income, middle-aged, and with limited investment funds. Within the base of locally employed blue-collar workers there is a significant, and growing, portion of recently immigrated, younger, lower-skilled laborers. The influx of immigrant lower-skilled workers, however, has been hampered by the increases in rental rates in the rental housing market within the New York City metropolitan area.

Another significant customer segment of the Bank consists of middle-aged and older white-collar, high-income, immigrant individuals, many of whom are self-employed real estate investors and developers. They constitute a large percentage of the borrowing base of the Bank and, increasingly, are becoming the source of a significant percentage of commercial deposits.

The Bank has historically been funded through local community deposits. Although the Bank continues to rely primarily on community deposits from its market areas to fund investments and loans, an increasing portion of deposits have come from internet sources and large banks, non-profits and corporations that are supportive of the mission of the Bank. Included in the mix of community deposits are demand and money market funds of consumer, commercial and not-for-profit entities, with a decreasing reliance on time deposits. Additionally, the Bank uses alternative funding sources such as brokered deposits, FHLBNY advances and FRBNY borrowings to support loan growth.

Competition

The Company faces significant competition within its market area both in originating loans and attracting deposits. Factors such as interest rates offered, the number and location of branches, digital services and the type of products offered, as well as the reputation of the institution, can affect competition for deposits and loans. There is a high concentration of financial institutions in the market area, including national, regional and other locally-operated commercial banks, savings banks, savings associations and credit unions whose activities include banking as well as mortgage lending. Several "mega" banks exist in the market, such as JPMorgan Chase, Citibank and Capital One, many of whom are continuing to push for retail deposits and home mortgages. Among the advantages such "mega" banks have is their ability to finance wide-ranging advertising campaigns, to make larger investments in technological advancements and new products and services, to maximize efficiencies through economies of scale and, by virtue of their greater total capitalization, to have substantially higher lending limits than the Bank. A number of the Bank's competitors offer non-deposit products and services that the Bank does not currently offer, such as trust services, private banking, insurance services and asset management. Additionally, the Company faces an increasing level of competition from non-core financial service providers that do not necessarily maintain a physical presence in the Bank's market area, such as LendingClub, Rocket Mortgage, United Wholesale Mortgage and many internet bank and nonbank financial service providers. Many of these nonbank financial service providers are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks, which may allow them to offer greater lending limits and certain products and services that the Bank does not provide. The amount of competition facing the Company is extensive and can negatively impact its growth.

The market share of bank deposits in the New York area can be difficult to quantify, as some "mega" banks will include large scale deposits from around the world as held at headquarters. However, in Bronx County, New York, where the Bank maintains four branches, it holds 2.08% (as of June 30, 2025) of the market's deposits. This represents the Bank's largest market share in a county-level area. The Bank continues to work to improve its market position by expanding its brand within its current market area, and building its capacity to provide more products and services to its customers.

Lending Activities

General. The Bank's principal lending activity is originating real estate-secured loans, including one-to-four family investor-owned and owner-occupied residential loans, multifamily residential loans, nonresidential property loans, construction and land loans, and commercial and industrial ("C&I") business loans, SBA loans and consumer loans. It originates real estate and other loans through its loan officers, marketing efforts, customer base, walk-in customers and referrals from real estate brokers, builders and attorneys. Subject to market conditions and its asset-liability analysis, the Bank looks to maintain its emphasis on multifamily residential and nonresidential property loans while growing the overall loan portfolio and increasing the overall yield earned on loans.

The ability of the Bank's borrowers to honor their loan contracts is dependent on the real estate market and general economic conditions in those markets, as well as other economic factors.

All loan originations are underwritten pursuant to the Bank's policies and procedures, which include a number of underwriting factors considered in making a loan, including debt service coverage and loan-to-value ratio, interest rate and the credit history of the borrower.

Loan Portfolio Composition. The following table sets forth the composition of the Bank's loan portfolio by type of loan (excluding mortgage loans held for sale) at the dates indicated. Loans in process at December 31, 2025 and 2024 were $132.7 million and $359.2 million, respectively.

| | At December 31, | | | | | | | | | |
| | 2025 | | 2024 | | 2023 | | 2022 | | 2021 | |
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Mortgage loans:										
1-4 family residential	$ 307,267	11.70%	$ 330,053	14.30%	$ 343,689	17.89%	$ 343,968	22.54%	$ 317,304	24.01%
Investor-owned	127,107	4.84%	142,363	6.17%	152,311	7.93%	134,878	8.84%	96,947	7.33%
Owner-occupied	756,542	28.83%	670,159	29.04%	550,559	28.65%	494,667	32.42%	348,300	26.34%
Multifamily residential Nonresidential properties	526,210	20.05%	389,898	16.89%	342,343	17.81%	308,043	20.19%	239,691	18.13%
Construction and land	854,096	32.54%	733,660	31.79%	503,925	26.22%	185,018	12.13%	134,651	10 19%
Total mortgage loans	2,571,222	97.96%	2,266,133	98.19%	1,892,827	98.50%	1,466,574	96.12%	1,136,893	86.00%
Nonmortgage loans:										
Business loans [1]	53,063	2.02%	40,849	1.77%	19,779	1.03%	39,965	2.62%	150,512	11.38%
Consumer loans [2]	625	0.02%	1,038	0.04%	8,966	0.47%	19,129	1.26%	34,693	2.62%
Total nonmortgage loans	53,688	2.04%	41,887	1.81%	28,745	1.50%	59,094	3.88%	185,205	14.00%
Total loans, gross	2,624,910	100.00%	2,308,020	100.00%	1,921,572	100.00%	1,525,668	100.00%	1,322,098	100.00%
Deferred loan origination costs, net of fees	(203)		1,081		468		2,051		(668)	
Allowance for credit losses	(25,449)		(22,502)		(26,154)		(34,592)		(16,352)	
Loans receivable, net	$2,599,258		$2,286,599		$1,895,886		$1,493,127		$1,305,078	

(1) As of December 31, 2025, 2024, 2023, 2022 and 2021, business loans include $0.3 million, $0.5 million, $1.0 million, $20.0 million and $136.8 million, respectively, of SBA Paycheck Protection Program ("PPP") loans.

(2) As of December 31, 2023, 2022 and 2021, consumer loans include $8.0 million, $18.2 million and $33.9 million, respectively, of microloans pursuant to the Bank's former arrangement with Grain. At December 31, 2024, these microloans were fully charged-off.

Loan Products Offered by the Bank. The following table provides a breakdown of the Bank's loan portfolio by product type and principal balance outstanding at December 31, 2025, excluding mortgage loans held for sale.

At December 31, 2025

Loan Type	# of Loans	Principal Balance	% of Portfolio
		(Dollars in thousands)	
Mortgage loans:			
1-4 Family residential			
Investor-owned	490	$ 307,267	11.70%
Owner-occupied	264	127,107	4.84%
Multifamily residential	365	756,542	28.83%
Nonresidential properties	222	526,210	20.05%
Construction and land			
Construction 1-4 Investor	4	4,586	0.17%
Construction Multifamily	61	681,600	25.98%
Construction Nonresidential	6	67,536	2.57%
Land loan	8	100,374	3.82%
Nonmortgage loans:			
Business loans			
C&I lines of credit	79	25,824	0.99%
C&I loans (term)	46	26,942	1.02%
PPP loans	3	297	0.01%
Consumer loans			
Unsecured	18	368	0.01%
Passbook	48	257	0.01%
Grand Total	1,614	$ 2,624,910	100.00%

One-to-four Family Investor-Owned Loans. At December 31, 2025, one-to-four family investor-owned loans were $307.3 million, or 11.7% of the Bank's total loans. Investor-owned mortgage loans secured by non-owner-occupied one-to-four family residential property represents the Bank's fourth largest lending concentration. The majority of the portfolio, $267.3 million, or 87.0%, are two-to-four family properties (411 accounts), while the remaining $39.9 million, or 13.0%, are primarily single family, non-owner-occupied investment properties (79 accounts). The three largest loans outstanding in this category had outstanding balances of $5.2 million, $2.8 million and $2.7 million. In this category, loans totaling $121.1 million, or 39.4%, are secured by properties located in Queens County, $101.1 million, or 32.9%, in Kings County, $36.4 million, or 11.8%, in Bronx County, $11.2 million, or 3.6%, in New York County, $6.5 million, or 2.1%, in Westchester County, $7.0 million, or 2.3%, in Hudson County, $6.6 million, or 2.2% in Bergen County, $5.5 million, or 1.8% in Suffolk County, $3.0 million, or 1.0%, in Nassau County and $$2.4 million, or 0.8% in Fairfield County . The rest of this category, 2.1%, is spread out in other counties and no other concentration exceeded $2.0 million, or 0.8%.

The Bank imposes prudent underwriting guidelines in the origination of such loans, including lower maximum loan-to-value ratios ("LTVs") of 70% on purchases and 65% on refinances, a required minimum debt service coverage ratio ("DSCR," net operating income divided by debt service requirement) of 1.20x that must be met by either the property on a standalone basis or by the inclusion of the owner(s) as co-borrower(s). In addition, all origination of such loans currently require that the transaction exhibit a global debt service coverage ratio (net operating income divided by debt service requirement) of no less than 1.0x. This coverage ratio indicates that the owner has the capacity to support the loan along with all personal obligations. On occasion, the Bank has required that the borrower establish a cash reserve to be held at the Bank in order to provide additional security. The maximum term on such loans is 30 years, typically with five-year adjustable rates.

One-to-four family investor-owned real estate loans involve a greater degree of risk than one-to-four family owner-occupied real estate loans. Rather than depending on the borrower's repayment ability from employment or other income, the borrower's repayment ability is primarily dependent on ensuring that a tenant occupies the investor property and has the financial capacity to pay sufficient rent to cover the borrower's debt. In addition, if an investor borrower has several loans secured by properties in the same market, the loans have risks similar to a multifamily real estate loan and repayment of those loans is subject to adverse conditions in the rental market or the local economy.

One-to-four Family Owner-occupied Loans. One-to-four family owner-occupied loans totaled $127.1 million, or 4.8% of the Bank's total loan portfolio at December 31, 2025. The three largest loans outstanding in this category had outstanding balances of $2.5 million, $2.0 million and $1.8 million. There are 17 loans with an outstanding balance in excess of $1.0 million, totaling $24.0 million, or approximately 18.9% of this category. At December 31, 2025, approximately $44.8 million, or 35.2%, of this category was secured by properties located in Queens County, $29.4 million, or 23.1%, in Kings County, $14.0 million, or 11.0%, in Nassau County, $8.0 million, or 6.3%, in Bronx County, $5.8 million, or 4.5%, in Westchester County, $4.9 million, or 3.9%, in Richmond County, $4.7 million, or 3.7%, in Suffolk County, $4.0 million, or 3.2%, in New York County, $3.0 million, or 2.4%, in Bergen County and $2.2 million, or 1.7%, in Monmouth County. The rest of this category, less than 2.1%, is spread out in other counties and no other concentration exceeded $1.0 million, or 0.6%.

It is the Bank's policy to underwrite loans secured by one-to-four family owner-occupied residential real estate in a manner that ensures strict compliance with Federal and State regulations, including Dodd-Frank requirements. This includes underwriting to meet the standard of qualified mortgage requirements set by Freddie Mac or Fannie Mae or that meet non-qualified mortgage standards. A qualified mortgage is presumed to meet the borrower's ability to repay the loan. As part of this effort, the Bank employs software that tests each loan for qualified mortgage compliance. As a CDFI, the Bank is authorized to originate non-qualified mortgages. Non-qualified mortgages generally require greater down payments and other alternative credit requirements.

For loans underwritten to be held in the bank's portfolio, the Bank generally limits the maximum LTV for one-to-four family loans.

Additionally, the Bank offers one-to-four family residential loans that are saleable in the secondary market. The salable programs give the Bank the option to offer FHA, conventional, and non-qualified loans to its consumers. These programs are underwritten specifically to the Government agencies guidelines, such as Freddie Mac, Fannie Mae, Federal Housing Administration/HUD and the designated investors requirements.

Multifamily Loans. Multifamily loans totaled $756.5 million, or 28.8% of the Bank's total loan portfolio at December 31, 2025. Loans secured by multifamily properties represent the Bank's second largest concentration. The three largest loans were $35.0 million, $30.0 million and $25.5 million. Of the total of $756.5 million in multifamily loans, 164 loans have balances in excess of $1.0 million and account for $673.4 million, or approximately 89.0%, of this lending concentration. In terms of geographical concentrations, $258.3 million, or 34.1%, are secured by properties located in Queens County, $251.9 million, or 33.3%, in Kings County, $177.0 million, or 23.4%, in Bronx County, $26.1 million, or 3.5%, in Westchester County, $19.4 million, or 2.6%, in New York County, $15.4 million, or 2.0%, in Hudson County, $2.1 million, or 0.3%, in Nassau County, $1.4 million, or 0.2%, in Suffolk County and $1.0 million, or 0.1%, in Bergen County. All other concentrations by county, which account for 0.5% of this category, have balances of $1.2 million or less.

Nonresidential Loans. Nonresidential loans totaled $526.2 million, or 20.0% of the Bank's total loan portfolio at December 31, 2025. Loans secured by nonresidential properties represent the Bank's third largest concentration. The three largest loans were $50.0 million, $37.5 million and $22.9 million. Of the total of $526.2 million in nonresidential loans, 97 loans have balances in excess of $1.0 million and account for $462.4 million, or approximately 87.9%, of this lending concentration. In terms of geographical concentrations, $183.6 million, or 34.9%, are secured by properties located in Queens County, $167.7 million, or 31.9%, in Kings County, $93.1 million, or 17.7%, in Bronx County, $17.9 million, or 3.4%, in Nassau County, $15.2 million, or 2.9%, in New York County, $9.2 million, or 1.7%, in Westchester County, $6.4 million, or 1.2%, in Cobb County, $6.3 million, or 1.2%, in Suffolk County, $5.8 million, or 1.1%, in Bergen County, $4.1 million, or 0.8%, in Union County, $3.5 million, or 0.7%, in Hudson County, $3.0 million, or 0.6%, in Rockland County, $3.0 million, or 0.6%, in Columbia County and $2.5 million, or 0.5%, in Ulster County. All other concentrations by county, which account for 0.9% of this category, have balances of $2.2 million or less.

In the nonresidential portfolio, the overall mix is diverse in terms of property types, with the largest concentration being retail and wholesale at $127.1 million, or 24.1% of the portfolio, industrial and warehouse at $85.6 million, or 16.3%, hotels and motels at $51.3 million, or 9.8%, service, doctor, dentist, daycare and schools at $46.3 million, or 8.8%, offices at $37.3 million, or 7.1%, churches at $11.2 million, or 2.1%, restaurants at $6.6 million, or 1.2%, and the rest of the portfolio accounts for other property types, with none exceeding 1.0% as a portfolio concentration.

The Bank considers a number of factors when originating multifamily and nonresidential mortgages. Loans secured by multifamily and nonresidential real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential real estate loans. The primary concern in this type of lending is the borrower's creditworthiness and the viability and cash flow potential of the property. Payments on loans secured by income-producing properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be more subject to adverse conditions in the real estate market or the economy as compared to residential real estate loans. To address the risks involved, the Bank evaluates the qualifications and financial resources of the underlying principal(s) of the borrower, including credit history, profitability and expertise, as well as the value of cash flows and condition of the property securing the loan. When evaluating the qualifications of the borrower, the Bank considers the financial resources of the borrower, the experience of the underlying principal(s) of the borrower in owning or managing similar properties and the borrower's payment history with the Bank and other financial institutions. In evaluating the property securing the loan, the factors considered include the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value or purchase price of the mortgaged property (whichever is lower), and the debt service coverage ratio. All multifamily and nonresidential loans are supported by appraisals that conform to the Bank's appraisal policy. The Bank generally limits the maximum LTVs on these loans to 75%, based on the lower of the purchase price or appraised value of the subject property (70% on the refinance of nonresidential properties such as retail spaces, office buildings, and warehouses) and a DSCR of 1.20%. The maximum loan term ranges between 5 to 15 years. As is the Bank's general policy, the Bank offers only adjustable rates on its multifamily and nonresidential mortgages ─ with adjustments based on a spread currently ranging between 2.50% to 3.00% over the five-year FHLBNY rate.

Construction and Land Loans. Construction and land loans totaled $854.01 million, or 32.5%, of the Bank's total loan portfolio at December 31, 2025, (79 projects), with $681.6 million consisting of multifamily residential construction (61 projects). Loans secured by construction properties represent the Bank's largest concentration. The three largest construction and land loans were $58.0 million, $47.0 million and $44.0 million. In terms of geographical concentrations, $397.2 million, or 46.5%, are secured by properties located in Queens County, $296.1 million, or 34.7%, in Kings County, $103.4 million, or 12.1%, in New York County, $33.2 million, or 3.9%, in Bronx County and $24.2 million, or 2.8%, in Hudson County. At December 31, 2025, loans in process related to construction loans totaled $132.7 million.

The Bank's typical construction loan has a term of up to 36 months and contains:

- an approximate 50% of the loan value down payment by the borrower;

- a minimum of 5% contingency;

- a minimum of 5% retainage;

- a loan-to-cost ratio of 70% or less;

- a loan-to-stabilized-value ratio of 65% or less;

- an interest reserve;

- guarantees of all owners / partners / shareholders of a closely held organization owning 20% or more of company stock or entity ownership;

- a conditional option to convert to a permanent mortgage loan upon completion of the project, at which time the interest rate is generally adjusted based on the five-year FHLBNY rates plus 300 basis points for loans without cash out to the borrower; and

- debt service coverage using projected rental net income must be at least 1.2x the estimated debt service when operating at stabilized levels.

The Bank's approach to the underwriting of construction loans is driven by five factors: analysis of the developer; analysis of the contractor; analysis of the project; valuation of the project; and evaluation of the source of repayment. The developer's character, capacity and capital are analyzed to determine that the individual or entity has the ability to first complete the project and then either sell it or carry permanent financing. The general contractor is analyzed for reputation, sufficient expertise and capacity to complete the project within the allotted time. The project is analyzed in order to ensure that the project will be completed within a reasonable period of time according to the plans and specifications, and can either be sold, rented or refinanced once completed. All construction loans are supported by appraisals which conform to the Bank's appraisal policy and affirm the value of the project both "As Is" and "As Completed." Lastly, the Bank reviews the developer's cash flow estimations for the project on an "As Completed" basis. These projections are compared to the appraiser's estimates.

Upon closing of the construction loan, the Bank begins monitoring the project and funding requisitions for completed stages upon inspection and confirmation by third party firms, such as engineers, of the work performed and its value and quality. Conversion to permanent financing usually occurs upon a conversion underwriting and receipt of certificates of occupancy, as applicable.

A significant portion of the Bank's construction lending activity in New York City involves multifamily rental developments. The financial feasibility of many new rental housing projects in the City is influenced by local property tax incentive programs and zoning regulations intended to encourage the development of affordable housing. Historically, many projects relied on benefits provided under the 421-a Tax Exemption Program, which expired in June 2022. The program applied to qualifying residential projects that commenced construction between January 1, 2016 and June 15, 2022 and generally required construction completion by June 15, 2026. Legislation enacted in April 2024 extended the construction completion deadline for certain vested projects to June 15, 2031 and introduced a replacement tax incentive program commonly referred to as the 485-x Affordable Neighborhoods for New

Yorkers ("ANNY") program. New developments are now commonly evaluated under the 485-x program, which generally requires qualifying projects to include income-restricted housing units tied to Area Median Income thresholds, with permanently affordable and rent-stabilized units and, for certain larger developments, construction wage requirements. In addition, certain projects may benefit from zoning amendments adopted under the City of Yes for Housing Opportunity initiative, including the Universal Affordability Preference (UAP), which may permit additional residential density where affordable housing is provided. These programs may affect project feasibility and the demand for construction financing in the Bank's primary lending markets.

C&I Loans and Lines of Credit. C&I loans and lines of credit total $53.1 million, or 2.02%, of the Bank's total loan portfolio at December 31, 2025. Unlike real estate loans, which are secured by real property, and whose collateral value tends to be more easily ascertainable, commercial and industrial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. The collateral, such as accounts receivable, securing these loans may fluctuate in value.

Although the Bank's loan policy allows for the extension of secured and unsecured financing, the Bank usually seeks to obtain collateral when in initial discussions with potential borrowers. Unsecured credit facilities are made only to strong borrowers that possess established track records with the Bank (or come highly recommended) and are supported by guarantors. Guarantees are required of any individual or entity owning or controlling 20% or more of the borrowing entity, with exceptions requiring approval from the Board of Directors. When credits are not secured by a specific lien on an asset, the Bank usually requires a general lien on all business assets as evidenced by a UCC filing. Pricing is typically based on the Wall Street Journal prime rate plus a spread driven by risk-rating variables.

Underwriters are required to identify at least two sources of repayment, usually recommend that loans contain covenants, such as minimum debt service coverage ratios, minimum global debt service coverage ratios, maximum leverage ratios, 30-day "cleanups" or "clean-downs," as applicable, and must require periodic financial reporting. In addition, every effort is made to set up borrowers with auto-debit for loan payments and strongly encourage them to maintain operating accounts at the Bank.

Lines of credit are typically short-term facilities (12 months) that are provided for occasional or seasonal needs. They are extended to only qualifying borrowers who have established cash flow from operations and a clean credit history. At a minimum, a bi-annual 30-day clean-up, or 75% bi-annual pay-down period is required, although annually is preferred. A clean-up period generally is not required on amortizing secured lines. Guarantors, which are usually required, must have clean credit histories and a substantial outside net worth. Most lines contain an option to convert to a term loan upon maturity.

Secured term loans are long-term facilities extended typically for the purpose of financing the purchase of a long term asset. At a minimum, they will be collateralized by the asset being purchased. They may also be secured by an existing long term business asset or outside collateral pledged by the guarantor or borrower. Unsecured term loans are usually extended only to well-known borrowers who have established strong cash flow from operations and a clean credit history. Although Bank policy allows term loans for up to ten years, the preference is to offer self-amortizing term loans based on a term of no more than five-to-seven years.

The Bank is an approved SBA lender providing SBA 504 and 7(a) loans. Included in C&I loans are also certain SBA loans in which the loan is secured by underlying assets of the business.

Consumer Loans. Consumer loans generally have higher interest rates than mortgage loans. The risk involved in consumer loans fluctuates based on the type and nature of the collateral and, in certain cases, the absence of collateral. Consumer loans include passbook loans and other secured and unsecured loans that have been made for a variety of consumer purposes. As of December 31, 2025, there were $0.6 million, or 0.02% of total loans, in consumer loans.

Loan Originations, Purchases and Sales. The following table sets forth the Bank's loan originations, sales, purchases and principal repayment activities, excluding mortgage loans held for sale, during the periods indicated.

	For the Years Ended December 31,				
	2025	2024	2023	2022	2021
	(in thousands)				
Total loans at beginning of year	$ 2,308,020	$ 1,921,572	$ 1,525,668	$ 1,322,098	$ 1,172,053
Loans originated:					
Mortgage loans:					
1-4 family residential					
Investor-owned	3,735	9,780	28,999	58,333	42,631
Owner-occupied	3,375	44,012	24,137	54,001	15,346
Multifamily residential	180,407	146,558	88,464	181,227	73,128
Nonresidential properties	177,768	92,818	55,649	89,370	65,463
Construction and land	692,863	580,662	700,904	231,334	109,294
Total mortgage loans	1,058,148	873,830	898,153	614,265	305,862
Nonmortgage loans:					
Business [1]	108,586	13,724	14,285	6,325	122,254
Consumer [2]	324	674	737	3,898	59,760
Total nonmortgage loans	108,910	14,398	15,022	10,223	182,014
Total loans originated	1,167,058	888,228	913,175	624,488	487,876
Loans purchased:					
Mortgage loans:					
1-4 family residential					
Investor-owned	—	—	—	—	5,845
Multifamily residential	—	—	—	—	5,540
Total mortgage loans	—	—	—	—	11,385
Nonmortgage loans:					
Business	—	5,955	—	—	—
Total nonmortgage loans	—	5,955	—	—	—
Total loans purchased	—	5,955	—	—	11,385
Loans sold and transferred to held-for-sale:					
Mortgage loans:					
1-4 family residential					
Investor-owned	—	—	(2,129)	(3,040)	(5,661)
Owner-occupied	—	—	—	(311)	—
Multifamily residential	—	—	(1,435)	—	(2,299)
Nonresidential properties	—	(824)	—	(767)	(2,713)
Construction and land	4,100	(22,557)	(5,017)	(5,734)	(3,500)
Total loans sold and transferred to held-for-sale	4,100	(23,381)	(8,581)	(9,852)	(14,173)
Principal repayments and other	(854,268)	(484,354)	(508,690)	(411,066)	(335,043)
Net loan activity	316,890	386,448	395,904	203,570	150,045
Total loans at end of year	$ 2,624,910	$ 2,308,020	$ 1,921,572	$ 1,525,668	$ 1,322,098

(1) For the year ended December 31, 2021, business loans originated include $117.3 million of PPP loans. The PPP program ended on May 31, 2021.

(2) For the years ended December 31, 2022 and 2021, consumer loans originated include $3.2 million and $59.3 million, respectively, of microloans pursuant to the Bank's former arrangement with Grain.

Contractual Maturities. The following table sets forth the contractual maturities of the Bank's total loan portfolio, excluding mortgage loans held for sale, at December 31, 2025. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The table presents contractual maturities and does not reflect repricing or the effect of prepayments. Actual maturities may differ.

	Less than 1 year	After 1 year through five years	After 5 years through fifteen years	More than fifteen years	Total
			(in thousands)		
Mortgage loans:					
1-4 Family residential					
Investor-Owned	$ 3,195	$ 6,106	$ 145,146	$ 152,820	$ 307,267
Owner-Occupied	784	866	28,226	97,231	127,107
Multifamily residential	69,067	83,249	335,423	268,803	756,542
Nonresidential properties	21,097	99,927	378,467	26,719	526,210
Construction and land	632,068	222,028	—	—	854,096
Total mortgage loans	726,211	412,176	887,262	545,573	2,571,222
Nonmortgage loans:					
Business loans	16,936	14,117	18,843	3,167	53,063
Consumer loans	100	525	—	—	625
Total nonmortgage loans	17,036	14,642	18,843	3,167	53,688
Total	$ 743,247	$ 426,818	$ 906,105	$ 548,740	$ 2,624,910

The following table sets forth the Bank's fixed and adjustable-rate loans at December 31, 2025 that are contractually due after December 31, 2026.

	Due After December 31, 2026		
	Fixed	Adjustable	Total
		(in thousands)	
Mortgage loans:			
1-4 family residential			
Investor-owned	$ 46,254	$ 257,818	$ 304,072
Owner-occupied	29,982	96,341	126,323
Multifamily residential	189,561	497,914	687,475
Nonresidential properties	181,926	323,188	505,114
Construction and land	222,028	—	222,028
Total mortgage loans	669,751	1,175,261	1,845,012
Nonmortgage loans:			
Business loans	17,934	18,193	36,127
Consumer loans	525	—	525
Total nonmortgage loans	18,459	18,193	36,652
Total	$ 688,210	$ 1,193,454	$ 1,881,664

Loan Approval Procedures and Authority. The Bank's total loans or extensions of credit to a single borrower or group of related borrowers cannot exceed, with specified exemptions, 15% of its total regulatory capital. The Bank's lending limit as of December 31, 2025 was $81.5 million, with the ability to lend additional amounts up to 10% if the loans or extensions of credit are fully secured by readily-marketable collateral. At December 31, 2025, the Bank complied with these loans-to-one borrower limitations.

At December 31, 2025, the Bank's largest aggregate exposure to one borrower was $58.0 million which was outstanding in full. The second largest exposure was $50.0 million to each of two customers, both of which were outstanding in full and the third largest exposure was $47.0 million to each of two customers, with one customer with an outstanding balance in full and one customer with an outstanding balance of $38.9 million. No other loan or loans-to-one borrower, individually or cumulatively, exceeded $44.0 million, or 54.1% of the lending limit.

The Bank's real estate lending is subject to written policies, underwriting standards and operating procedures. Decisions on loan requests are made on the basis of detailed applications submitted by the prospective borrower, credit histories that the Bank obtains and property valuations, consistent with the appraisal policy. The appraisals are prepared by outside independent licensed appraisers and reviewed by third parties, all approved by the Board of Directors. The Loan Committee usually reviews appraisals in considering a loan application. The performance of the appraisers is also subject to internal evaluations using scorecards and are assessed periodically. The loan applications are designed primarily to determine the borrower's ability to repay the requested loan, and all information provided with the application and checklists provided as part of the application package are evaluated by the loan underwriting department.

The real estate lending approval process starts with the processing of the application package, which is reviewed for completeness and then all necessary agency reports are ordered. Upon initial review and preparation of preliminary documents by the processors in the underwriting department, the file is assigned to an underwriter. The underwriters are responsible for presenting the loan request along with a recommendation, to the Loan Committee, and to the Board of Directors when the credit exposure is greater than the Loan Committee's authority or there are exceptions to the loan policy. If approved, closed and booked, the loan reviewers then undertake the responsibility of monitoring the credit file for the life of the loan by assessing the borrower's creditworthiness periodically, given certain criteria and following certain operating procedures. An independent third party also performs loan reviews following similar criteria and scope under the oversight of the Audit Committee of the Board of Directors.

The Bank's non-real estate lending is also subject to written policies, underwriting standards and operating procedures. Decisions on these loans requests are made on the basis of applications submitted by the prospective borrowers credit histories that the Bank obtains where applicable, borrower cash flows, as obtained directly from bank statements and predictive algorithms based on expected cash flows. Certain of these loans maybe wholly or partly collateralized by cash or business assets.

Mortgage Loans Held for Sale, at Fair Value.

At December 31, 2025 and 2024, mortgage loans held for sale, at fair value, were $3.4 million and $10.7 million, respectively, including residential mortgages that were originated in accordance with secondary market pricing and underwriting standards. The Bank's intent was to sell these loans on the secondary market.

Delinquencies and Non-Performing Assets

Delinquency Procedures. Collection efforts commence the day following the grace period, normally on the 17th of the month. Those loans that have experienced sporadic late payments over the previous 12 months are reviewed with a greater degree of diligence. After a loan has become 90 days past due, the Bank usually will initiate legal proceedings for collection or foreclosure unless it is in the best interest of the Bank to sell the debt or work further with the borrower to arrange a suitable workout plan.

Delinquent Loans. The following table sets forth the Bank's loan delinquencies, including non-accrual loans, by type and amount at the dates indicated.

	At December 31,								
	2025			2024			2023		
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
	(in thousands)								
Mortgages:									
1-4 Family residential									
Investor-owned	$ 5,356	$ 959	$ 2,870	$ 2,275	$ 2,790	$ 436	$ —	$ —	$ 793
Owner-occupied	1,480	1,151	1,967	1,670	909	1,858	—	—	2,130
Multifamily residential	3,208	—	13,112	5,119	2,502	10,271	1,109	—	2,979
Nonresidential properties	1,764	—	—	890	2,402	—	—	—	—
Construction and land	—	—	8,247	—	3,180	10,058	—	—	6,659
Nonmortgage Loans:									
Business	118	—	667	123	1,037	343	366	8	165
Consumer	—	—	—	—	3	—	536	1,007	—
Total	$ 11,926	$ 2,110	$ 26,863	$ 10,077	$ 12,823	$ 22,966	$ 2,011	$ 1,015	$ 12,726

	At December 31,					
	2022			2021		
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
	(in thousands)					
Mortgages:						
1-4 Family residential						
Investor-owned	$ 1,530	$ 78	$ 1,865	$ 321	$ 2,969	$ 1,096
Owner-occupied	2,553	—	815	2,961	471	1,947
Multifamily residential	4,643	—	—	1,704	187	—
Nonresidential properties	4,246	607	—	934	1,168	—
Construction and land	—	4,100	7,567	—	—	—
Nonmortgage Loans:						
Business	1,466	7,869	2,973	4,036	544	13
Consumer	1,267	1,119	—	2,570	1,759	5
Total	$ 15,705	$ 13,773	$ 13,220	$ 12,526	$ 7,098	$ 3,061

Non-Performing Assets. The following table sets forth information regarding non-performing assets excluding mortgage loans held for sale at fair value. Non-performing assets are comprised of non-accrual loans and non-accrual modifications to borrowers experiencing financial difficulty. There was no other real estate owned at the dates indicated. Non-accrual loans include non-accruing previously existing troubled debt restructured loans, prior to ASU 2022-02, of $0.4 million, $0.4 million, $0.4 million, $2.3 million and $2.5 million at December 31, 2025, 2024, 2023, 2022 and 2021, respectively. There were no accruing loans past due 90 days or more at the dates indicated.

	At December 31,				
	2025	2024	2023	2022	2021
	(in thousands)				
Nonaccrual loans:					
Mortgage loans:					
1-4 family residential					
Investor-owned	$ 2,870	$ 436	$ 793	$ 2,844	$ 3,349
Owner-occupied	1,557	1,423	1,683	961	1,284
Multifamily residential	13,112	10,271	2,979	—	1,200
Nonresidential properties	—	—	—	—	2,163
Construction and land	8,247	10,058	6,659	7,567	917
Nonmortgage loans:					
Business	667	343	19	—	—
Consumer	—	—	146	—	—
Total nonaccrual loans (not including non-accruing modifications to borrowers experiencing financial difficulty)	$ 26,453	$ 22,531	$ 12,279	$ 11,372	$ 8,913
Non-accruing modifications to borrowers experiencing financial difficulty:					
Mortgage loans:					
1-4 family residential					
Investor-owned	$ —	$ —	$ —	$ 217	$ 234
Owner-occupied	410	435	447	2,027	2,196
Multifamily residential	—	—	—	—	—
Nonresidential properties	—	—	—	93	100
Construction and land	—	—	—	—	—
Total non-accruing modifications to borrowers experiencing financial difficulty	410	435	447	2,337	2,530
Total nonaccrual loans	$ 26,863	$ 22,966	$ 12,726	$ 13,709	$ 11,443
Accruing modifications to borrowers experiencing financial difficulty:					
Mortgage loans:					
1-4 family residential					
Investor-owned	$ 1,753	$ 1,807	$ 2,112	$ 2,207	$ 3,089
Owner-occupied	821	2,062	2,313	1,328	2,374
Multifamily residential	—	—	—	—	—
Nonresidential properties	621	652	757	708	732
Construction and land	—	—	—	—	—
Nonmortgage loans:					
Business	190	215	—	—	—
Consumer	—	—	—	—	—
Total accruing modifications to borrowers experiencing financial difficulty	$ 3,385	$ 4,736	$ 5,182	$ 4,243	$ 6,195
Total non-performing assets and accruing modifications to borrowers experiencing financial difficulty	$ 30,248	$ 27,702	$ 17,908	$ 17,952	$ 17,638
Total nonperforming loans to total gross loans	1.02%	1.00%	0.66%	0.90%	0.87%
Total nonperforming assets to total assets	0.83%	0.76%	0.46%	0.59%	0.69%
Total non-performing assets and accruing modifications to borrowers experiencing financial difficulty as a percentage of total assets	0.94%	0.91%	0.65%	0.78%	1.07%

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities, considered by the Office of the Comptroller of the Currency ("OCC") to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the Bank will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose the Bank to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management.

Under OCC regulations, when an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover probable accrued losses. General allowances represent loss allowances which have been established to cover probable accrued losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific loss allowances.

In connection with the filing of the Bank's periodic reports with the OCC and in accordance with its classification of assets policy, it regularly reviews the loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations.

On the basis of this review of loans, the Bank's classified and special mention loans at the dates indicated were as follows:

	At December 31,								
	2025		2024		2023		2022		2021
	(in thousands)								
Classified Loans:									
Substandard	$	32,153	$	27,290	$	17,851	$	21,499	$ 17,317
Total classified loans		32,153		27,290		17,851		21,499	17,317
Special mention loans		21,933		20,580		5,786		9,735	13,798
Total classified and special mention loans	$	54,086	$	47,870	$	23,637	$	31,234	$ 31,115

Substandard loans increased $4.9 million, or 17.8%, to $32.2 million at December 31, 2025 compared to $27.3 million at December 31, 2024. The $4.9 million increase in substandard loans was primarily attributable to increases of $1.7 million in multifamily loans, $1.6 million in 1-4 family loans and $1.4 million in construction and land loans.

Special mention loans increased $1.4 million, or 6.6%, to $21.9 million at December 31, 2025 compared to $20.6 million at December 31, 2024. The $1.4 million increase was primarily attributable to increases of $3.0 million in multifamily loans, $1.4 million in construction and land loans and $0.2 million in nonresidential loans, offset by decreases of $2.7 million in 1-4 family loans and $0.6 million in business loans.

Loan Modifications to Borrowers Experiencing Financial Difficulties.

The Company adopted Accounting Standards Update ("ASU") 2022-02 on January 1, 2023. Since adoption, the Company has modified one loan with borrowers experiencing financial difficulty. These modifications may include a reduction in interest rate, an extension in term, principal forgiveness and/or other than insignificant payment delay. At both December 31, 2025 and 2024, there was one loan in the amount of $0.2 million with modifications to borrowers experiencing financial difficulty.

Prior to the adoption of ASU 2022-02 on January 1, 2023, the Company classified certain loans as troubled debt restructuring ("TDR") loans when credit terms to a borrower in financial difficulty were modified, in accordance with ASC 310-40. With the adoption of ASU 2022-02 as of January 1, 2023, the Company has ceased to recognize or measure for new TDRs but those existing at December 31, 2022 will remain until settled.

At December 31, 2025 and 2024, there were 14 and 18 TDR loans totaling $3.6 million and $5.4 million of which $3.2 million and $4.7 million are on accrual status, respectively. There were no commitments to lend additional funds to borrowers whose loans have been modified in a TDR.

Allowance for Credit Losses

The Allowance for Credit Losses ("ACL") on loans is management's estimate of expected credit losses over the expected life of the loans at the reporting date. The ACL on loans is increased through a provision for credit losses ("PCL") recognized in the Consolidated Statements of Operations and by recoveries of amounts previously charged off. The ACL on loans is reduced by charge-offs on loans. Loan charge-offs are recognized when management believes the collectability of the principal balance outstanding is unlikely. Full or partial charge-offs on collateral-dependent individually analyzed loans are generally recognized when the collateral is deemed to be insufficient to support the carrying value of the loan.

According to ASC 326-20-30-9, estimating expected credit losses is highly judgmental and generally will require the Bank to make specific judgments. The Bank will make or obtain reasonable and supportable forecasts of expected credit losses. The Bank uses Federal Open Market Committee to obtain various forecasts for unemployment rate, national gross domestic product and the National Consumer Price Index. The Bank has elected to forecast the first four quarters of the credit loss estimate and revert to a long-run average of each considered economic factor as permitted in ASC 326-20-30-9.

The level of the ACL on loans is based on management's ongoing review of all relevant information, from internal and external sources, related to past events, current conditions and reasonable forecast. Historical credit loss experience provides the basis for calculation of probability of default, loss given default, exposure at default and the estimation of expected credit losses. As discussed further below, adjustments to historical information are made for differences in specific risk characteristics, such as differences in underwriting standards, portfolio mix, delinquency level, or term, as well as for changes in environmental conditions, that may not be reflected in historical loss rates.

Management employs a process and methodology to estimate the ACL on loans that evaluates both quantitative and qualitative factors. Under ASC 326-20-30-2 and 326-20-55-5, the Bank aggregates financial assets on the basis of similar risk characteristics. Management selected a Call Code segmentation, as based on the Bank's call report. Management's criteria for determining an appropriate segmentation (1) groups loans based on similar risk characteristics; (2) allows for mapping and utilization/application of publicly available external information (Call Report Filings); (3) allows for mapping and utilization/application of publicly available external information; (4) using federal call code is granular enough to accommodate a "like-kind" notion, yet broad enough to maintain statistical relevance and/or a meaningful number of loan observations within material segments and (5) using federal call code designation is identifiable throughout historical data sets, which is critical component of segmentation selection.

Quantitative loss factors are also supplemented by certain qualitative risk factors reflecting management's view of how losses may vary from those represented by quantitative loss rates. These qualitative risk factors include: (1) changes in lending policies, procedures and strategies including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses; (2) economic conditions such as the Bank's market area, customer demographics, portfolio composition, along with national indicators considered impactful to the model; (3) changes in the nature and volume of the portfolio; (4) credit and lending staff/administration quality; (5) changes in loan trends; (6) portfolio concentrations; (7) loan review results; (8) collateral values and (9) regulatory and business environment.

Because the methodology is based upon historical experience and trends, current economic data, reasonable and supportable forecasts, as well as management's judgment, factors may arise that result in different estimations. Deteriorating conditions or assumptions could lead to further increases in the ACL on loans. The ACL on loans is determined by an estimate of future credit losses, and ultimate losses may vary from management's estimate.

The following table sets forth activity in the ACL for the periods indicated.

	For the Years Ended December 31,				
	2025	2024	2023	2022	2021
	(Dollars in thousands)				
Allowance at beginning of year	$ 22,502	$ 26,154	$ 34,592	$ 16,352	$ 14,870
Provision for loan losses	4,469	1,516	1,237	24,046	2,717
Adoption of CECL	—	—	(3,090)		
Charge-offs:					
Mortgage loans:					
1-4 family residential					
Investor-owned	(69)	—	—	—	—
Owner-occupied	—	—	—	—	—
Multifamily residential	—	—	—	—	(38)
Nonresidential properties	—	(7)	—	—	—
Construction and land	—	—	—	—	—
Nonmortgage loans:			—		
Business	(1,444)	(734)	(63)	—	—
Consumer [1]	(48)	(5,148)	(7,227)	(6,659)	(1,342)
Total charge-offs	(1,561)	(5,889)	(7,290)	(6,659)	(1,380)
Recoveries:					
Mortgage loans:					
1-4 family residential					
Investor-owned	—	—	—	156	8
Owner-occupied	—	—	—	39	45
Multifamily residential	—	—	—	—	—
Nonresidential properties	—	—	—	—	—
Construction and land	—	—	—	—	—
Nonmortgage loans:					
Business	39	9	3	94	84
Consumer [1]	—	712	702	564	8
Total recoveries	39	721	705	853	145
Net recoveries (charge-offs)	(1,522)	(5,168)	(6,585)	(5,806)	(1,235)
Allowance at end of year	$ 25,449	$ 22,502	$ 26,154	$ 34,592	$ 16,352
Allowance for credit losses as a percentage for nonperforming loans	94.74%	97.98%	205.52%	252.33%	142.90%
Allowance for credit losses as a percentage of total loans	0.97%	0.97%	1.36%	2.27%	1.24%
Net recoveries (charge-offs) to average loans outstanding during the year	(0.06%)	(0.25%)	(0.38%)	(0.42%)	(0.09%)

(1) At December 31, 2024, 2023, 2022 and 2021, includes $5.1 million, $7.2 million, $6.7 million and $1.2 million of charge-offs and $0.7 million, $0.7 million, $0.6 million and $0.1 million of recoveries related to loans associated with microloans pursuant to the Bank's former arrangement with Grain, respectively.

Allowance for Credit Losses. The following table sets forth the ACL by loan category and the percent of the allowance in each category to the total allowance at the dates indicated. The ACL of each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,								
	2025			**2024**			**2023**		
	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)								
Mortgage loans:									
1-4 family residential									
Investor-owned	$ 2,786	10.95%	11.70%	$ 4,148	18.43%	14.30%	$ 4,415	16.89%	17.89%
Owner-occupied	1,087	4.27%	4.84%	1,784	7.93%	6.17%	2,012	7.69%	7.93%
Multifamily residential	9,041	35.54%	28.83%	5,004	22.24%	29.04%	4,365	16.69%	28.65%
Nonresidential properties	4,353	17.10%	20.05%	2,697	11.99%	16.89%	3,176	12.14%	17.81%
Construction and land	6,149	24.16%	32.54%	7,710	34.26%	31.79%	4,807	18.38%	26.22%
Total mortgage loans	23,416	92.02%	97.96%	21,343	94.85%	98.19%	18,775	71.79%	98.50%
Nonmortgage loans:									
Business	2,017	7.92%	2.02%	1,113	4.95%	1.77%	531	2.03%	1.03%
Consumer	16	0.06%	0.02%	46	0.20%	0.04%	6,848	26.18%	0.47%
Total nonmortgage loans	2,033	7.98%	2.04%	1,159	5.15%	1.81%	7,379	28.21%	1.50%
Total	$ 25,449	100.00%	100.00%	$ 22,502	100.00%	100.00%	$ 26,154	100.00%	100.00%

	At December 31,					
	2022			**2021**		
	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)					
Mortgage loans:						
1-4 family residential						
Investor-owned	$ 3,863	11.16%	22.54%	$ 3,540	21.65%	24.01%
Owner-occupied	1,723	4.98%	8.84%	1,178	7.20%	7.33%
Multifamily residential	8,021	23.19%	32.42%	5,684	34.76%	26.34%
Nonresidential properties	2,724	7.87%	20.19%	2,165	13.24%	18.13%
Construction and land	2,683	7.76%	12.13%	2,024	12.38%	10.19%
Total mortgage loans	19,014	54.96%	96.12%	14,591	89.23%	86.00%
Nonmortgage loans:						
Business	120	0.35%	2.62%	306	1.87%	11.38%
Consumer	15,458	44.69%	1.26%	1,455	8.90%	2.62%
Total nonmortgage loans	15,578	45.04%	3.88%	1,761	10.77%	14.00%
Total	$ 34,592	100.00%	100.00%	$ 16,352	100.00%	100.00%

At December 31, 2025, ACL represented 0.97% of total gross loans and 94.74% of nonperforming loans compared to 0.97% of total gross loans and 97.98% of nonperforming loans at December 31, 2024. The ACL increased to $25.4 million at December 31, 2025 from $22.5 million at December 31, 2024. There were $1.5 million and $5.2 million in net charge-offs during the years ended December 31, 2025 and 2024, respectively.

Although the Bank believes that it uses the best information available to establish the ACL, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, although the Bank believes that it has established the ACL in conformity with GAAP, after a review of the loan portfolio by regulators, the Bank may determine it is appropriate to increase the ACL. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, the existing ACL may not be adequate and increases may be necessary should the quality of any loan deteriorate as a result of the factors discussed above. Any material increase in the ACL may adversely affect the Bank's financial condition and results of operations.

Investment Activities

General. The Bank's investment policy was adopted and is reviewed annually by the Board of Directors. The Chief Financial Officer (designated as the Chief Investment Officer) plans and executes investment strategies consistent with the policies approved by the Board of Directors. The Chief Financial Officer provides an investment schedule detailing the investment portfolio which is reviewed at least quarterly by the Bank's asset-liability committee and the Board of Directors.

The current investment policy permits, with certain limitations, investments in United States Treasury securities; securities issued by the U.S. government and its agencies or government-sponsored enterprises including mortgage-backed and collateralized mortgage obligations ("CMO") issued by Fannie Mae, Ginnie Mae and Freddie Mac; and corporate bonds and obligations, and certificates of deposit in other financial institutions.

At December 31, 2025 and 2024, the investment portfolio consisted of available-for-sale and held-to-maturity securities and obligations issued by the U.S. government and government-sponsored enterprises, corporate bonds and FHLBNY stock. In addition, during the year ended December 31, 2025 the Bank purchased FRBNY stock. At December 31, 2025 and 2024, the Bank owned $29.3 million and $29.2 million, respectively, of FHLBNY stock. During the year December 31, 2025, the Bank purchased $10.7 million of FRBNY stock in connection with its conversion to a national bank. The Bank did not have any FRBNY stock at December 31, 2024. As a member of FHLBNY and FRBNY, the Bank is required to purchase stock from the FHLBNY and FRBNY which is carried at cost and classified as restricted equity securities.

Securities Portfolio Composition. The following table sets forth the amortized cost and estimated fair value of the available-for-sale and held-to-maturity securities portfolios at the dates indicated, which consisted of U.S. government and federal agencies, corporate bonds, pass-through mortgage-backed securities and certificates of deposit.

	At December 31,									
	2025		2024		2023		2022		2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)									
Available-for-Sale Securities:										
U.S. Government Bonds	$ 2,999	$ 2,979	$ 2,994	$ 2,873	$ 2,990	$ 2,784	$ 2,985	$ 2,689	$ 2,981	$ 2,934
Corporate Bonds	13,501	12,763	21,762	20,404	25,790	23,668	25,824	23,359	21,243	21,184
Mortgage-Backed Securities										
Collateralized Mortgage Obligations (1)	30,839	26,346	34,526	28,535	39,375	33,148	44,503	37,777	18,845	18,348
FHLMC Certificates	7,915	7,125	9,028	7,662	10,163	8,681	11,310	9,634	—	—
FNMA Certificates	50,620	42,906	56,010	45,408	61,359	51,517	67,199	55,928	71,930	70,699
GNMA Certificates	76	77	88	88	104	104	122	118	175	181
Total available-for-sale securities	$ 105,950	$ 92,196	$ 124,408	$ 104,970	$ 139,781	$ 119,902	$ 151,943	$ 129,505	$ 115,174	$ 113,346
Held-to-Maturity Securities:										
U.S. Agency Bonds	$ —	$ —	$ 25,000	$ 24,960	$ 25,000	$ 24,819	$ 35,000	$ 34,620	$ —	$ —
Corporate Bonds	7,500	7,398	32,500	31,977	82,500	79,809	82,500	78,738	—	—
Mortgage-Backed Securities:										
Collateralized Mortgage Obligations (1)	160,786	158,010	186,634	179,582	212,093	207,027	235,479	230,113	—	—
FHLMC Certificates	3,133	3,036	3,229	3,006	3,897	3,653	4,120	3,852	934	914
FNMA Certificates	90,868	89,468	105,417	100,303	118,944	114,856	131,918	126,691	—	—
SBA Certificates	10,931	10,963	15,374	15,466	19,712	19,878	21,803	21,837	—	—
Allowance for Credit Losses	(236)	—	(216)	—	(398)	—	—	—	—	—
Total held-to-maturity securities	$ 272,982	$ 268,875	$ 367,938	$ 355,294	$ 461,748	$ 450,042	$ 510,820	$ 495,851	$ 934	$ 914

(1) Comprised of Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") and Ginnie Mae ("GNMA") issued securities.

At December 31, 2025 and 2024, there were no securities of which the amortized cost or estimated value exceeded 10% of total equity**.**

Mortgage-Backed Securities. At December 31, 2025 and 2024, the Bank had mortgage-backed securities with a carrying value of $355.2 million and $410.3 million, respectively. Mortgage-backed securities are securities issued in the secondary market that are collateralized by pools of mortgages. Certain types of mortgage-backed securities are commonly referred to as "pass through" certificates because the underlying loans are "passed through" to investors, net of certain costs, including servicing and guarantee fees. Mortgage-backed securities typically are collateralized by pools of one-to-four family residential or multifamily residential mortgages, although the Bank invests primarily in mortgage-backed securities backed by one-to-four family residential mortgages. The issuers of such securities sell the participation interests to investors such as the Bank. The interest rate of the security is lower than the interest rates of the underlying loans to allow for payment of servicing and guaranty fees. All of the Bank's mortgage-backed securities are backed by Freddie Mac and Fannie Mae, which are government-sponsored enterprises, or Ginnie Mae, which is a government-owned enterprise.

Residential mortgage-backed securities issued by U.S. government agencies and government-sponsored enterprises are more liquid than individual mortgage loans because there is an active trading market for such securities. In addition, residential mortgage-backed securities may be used to collateralize borrowings. Investments in residential mortgage-backed securities involve a risk that actual payments will be greater or less than the prepayment rate estimated at the time of purchase, which may require adjustments to the amortization of any premium or accretion of any discount relating to such interests, thereby affecting the net yield on the securities. Current prepayment speeds determine whether prepayment estimates require modification that could cause amortization or accretion adjustments.

Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at December 31, 2025 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur. Adjustable-rate mortgage-backed securities are included in the period in which interest rates are next scheduled to adjust. The weighted average yield is calculated based on the yield to maturity weighted for the size of each debt security over the entire portfolio of debt securities. The weighted average yields on tax-exempt obligations have been computed on a tax-equivalent basis.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
					(Dollars in thousands)						
Available-for-Sale Securities:											
U.S. Government Bonds	$ 2,999	0.90%	$ 12,501	—%	$ —	—%	$ —	—%	$ 15,500	$ 2,979	0.90%
Corporate Bonds	—	—	89,450	5.25%	12,501	3.72%	—	—	101,951	12,763	3.85%
Mortgage-Backed Securities											
Collateralized Mortgage Obligations [1]	—	—	—	—	—	—	30,839	1.47%	30,839	26,346	1.47%
FHLMC Certificates	—	—	—	—	—	—	7,915	1.18%	7,915	7,125	1.18%
FNMA Certificates	—	—	—	—	1,544	1.98%	49,076	1.77%	50,620	42,906	1.78%
GNMA Certificates	—	—	—	—	—	—	76	5.44%	76	77	5.44%
Total available-for-sale securities	$ 2,999	0.90%	$ 101,951	5.25%	$ 14,045	3.53%	$ 87,906	1.62%	$ 206,901	$ 92,196	1.88%
Held-to-Maturity Securities:											
Corporate Bonds	$ —	—%	$ —	—%	$ 7,500	6.40%	$ —		7,500	$ 7,398	6.40%
Mortgage-Backed Securities											
Collateralized Mortgage Obligations [1]	—	—	2,280	3.46%	—	—	158,506	3.95%	160,786	158,010	3.94%
FHLMC Certificates	—	—	—	—	—	—	3,133	4.90%	3,133	3,036	4.90%
FNMA Certificates	—	—	2,430	3.59%	3,746	3.39%	84,692	4.65%	90,868	89,468	4.57%
SBA Certificates	—	—	—	—	4,232	5.97%	6,699	5.82%	10,931	10,963	5.88%
Allowance for Credit Losses	—	—	—	—	—	—	—	—	(236)	—	—
Total held-to-maturity securities	$ —	—%	$ 4,710	3.52%	$ 15,478	5.55%	$ 253,030	4.27%	$ 272,982	$ 268,875	4.24%

(1) Comprised of FHLMC, FNMA and GNMA issued securities.

Sources of Funds

General. Deposits have traditionally been the Bank's primary source of funds for use in lending and investment activities. The Bank receives funds from retail deposits, Internet deposits, non-retail deposits made from corporations, nonprofits, and large banks. The Bank also uses borrowings, primarily from the FHLBNY and the FRBNY, brokered and listing service deposits, and unsecured lines of credit with correspondent banks, to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk and manage the cost of funds. In addition, the Bank receives funds from scheduled loan payments, investment principal and interest payments, maturities and calls, loan prepayments and income on earning assets. Although scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Deposits are generated primarily from the Bank's primary market area and through Internet services. The Bank offers a selection of deposit accounts, including demand accounts, NOW/IOLA accounts, money market accounts, reciprocal deposits, savings accounts and certificates of deposit to individuals, business entities, non-profit organizations and individual retirement accounts. Deposit account terms vary, with the primary differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate.

Interest rates paid, maturity terms, service fees and premature withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. The Bank relies upon personalized customer service, long-standing relationships with customers and the favorable image of the Bank in the community to attract and retain deposits. The Bank also provides a fully functional electronic banking platform, including mobile applications, remote deposit capture and online bill pay, among others, as a service to retail and business customers.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The ability to attract and maintain these and other interest-bearing deposits, and the rates paid on them, have been, and will continue to be, significantly affected by competition and economic and market conditions.

The following table sets forth the average balance and weighted average rate of deposits for the periods indicated.

	For the Years Ended December 31,								
	2025			2024			2023		
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)								
Deposit type:									
NOW/IOLA [1]	$ 73,102	3.57%	0.66%	$ 74,796	4.34%	0.89%	$ 70,993	5.06%	1.85%
Money market	901,692	44.07%	4.01%	654,521	38.01%	4.61%	424,160	30.25%	4.04%
Savings	119,335	5.83%	0.09%	125,062	7.26%	0.01%	136,419	9.73%	0.10%
Certificates of deposit	744,497	36.39%	3.81%	676,306	39.28%	4.11%	528,999	37.73%	3.13%
Interest-bearing deposits	1,838,626	89.87%	3.54%	1,530,685	88.90%	3.87%	1,160,571	82.77%	3.07%
Non-interest bearing demand [1]	207,288	10.13%	—%	191,155	11.10%	—%	241,510	17.23%	—%
Total deposits	$2,045,914	100.00%	3.18%	$1,721,840	100.00%	3.41%	$1,402,081	100.00%	2.51%

(1) As of December 31, 2023 and 2022, $48.8 million and $35.9 million, respectively, were reclassified from non-interest bearing demand to NOW/IOLA.

Uninsured deposits represented $454.5 million, or 22.0.%, and $435.9, or 22.8%, of total deposits as of December 31, 2025 and 2024, respectively.

The following table sets forth deposit activities for the periods indicated.

	At or For the Years Ended December 31,		
	2025	2024	2023
	(in thousands)		
Beginning balance	$ 1,895,213	$ 1,518,398	$ 1,262,136
Net deposits before interest credited	86,313	318,123	221,121
Interest credited	65,109	58,692	35,141
Net increase in deposits	151,422	376,815	256,262
Ending balance	$ 2,046,635	$ 1,895,213	$ 1,518,398

The following table sets forth certificates of deposit classified by interest rate as of the dates indicated.

	At December 31,				
	2025		2024		2023
	(in thousands)				
Interest Rate:					
0.05% - 0.99%	$	92,774	$	71,719	$ 91,279
1.00% - 1.49%		1,294		3,514	5,442
1.50% - 1.99%		481		1,885	5,789
2.00% - 2.49%		1,827		974	11,806
2.50% - 2.99%		11,846		18,918	13,054
3.00% - 3.49%		122,018		46,283	48,071
3.50% - 3.99%		276,968		67,448	35,224
4.00% - 4.49%		182,493		271,205	105,591
4.50% - 4.99%		14,802		133,621	25,602
5.00% and greater		—		164,737	258,968
Total	$	704,503	$	780,304	$ 600,826

The following table sets forth the amount and maturities of certificates of deposit by interest rate at December 31, 2025.

	Period to Maturity					
	Less Than or Equal to One Year	More Than One to Two Years	More Than Two to Three Years	More Than Three Years	Total	Percent of Total
	(Dollars in thousands)					
Interest Rate Range:						
0.05% - 0.99%	$ 56,075	$ 36,600	$ —	$ 99	$ 92,774	13.17%
1.00% - 1.49%	58	1,235	—	1	1,294	0.18%
1.50% - 1.99%	—	5	—	476	481	0.07%
2.00% - 2.49%	38	32	20	1,737	1,827	0.26%
2.50% - 2.99%	2,506	915	626	7,799	11,846	1.68%
3.00% - 3.49%	33,856	37,099	2,383	48,680	122,018	17.32%
3.50% - 3.99%	152,217	13,931	—	110,820	276,968	39.31%
4.00% - 4.49%	88,512	4,539	6,065	83,377	182,493	25.91%
4.50% - 4.99%	13,326	994	—	482	14,802	2.10%
5.00% and greater	—	—	—	—	—	—%
Total	$ 346,588	$ 95,350	$ 9,094	$ 253,471	$ 704,503	100.00%

The following table presents the time deposits with balances exceeding the $250,000 Federal Deposit Insurance Corporation ("FDIC") insurance limit by maturity at December 31, 2025.

Maturity Period:	(in thousands)
Three months or less	$ 81,586
Over three months through six months	60,278
Over six months through one year	36,667
Over twelve months	23,969
Total	$ 202,500

At December 31, 2025, the portion of uninsured time deposit in excess of $250,000 FDIC insurance limit was $202.5 million.

Borrowings. The Bank may obtain advances from the FHLBNY by pledging as security its capital stock at the FHLBNY and certain of its mortgage loans and mortgage-backed securities. The Bank may also obtain advances from the FRBNY. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. To the extent such borrowings have different terms to repricing than the Bank's deposits, they can change the Bank's interest rate risk profile. At December 31, 2025 and 2024, the Bank had $596.1 million and $571.1 million of outstanding FHLBNY termed advances, respectively. There were no FRBNY advances outstanding at December 31, 2025 and 2024. The Bank had one overnight line of credit advance in the amount of $25.0 million from the FHLBNY at December 31, 2024 and no overnight line of credit advance from the

FHLBNY at December 31, 2025. Additionally, the Bank has two unsecured lines of credit in the amount of $75.0 million with a correspondent bank, under which there was nothing outstanding at December 31, 2025 and 2024, respectively.

The following table sets forth information concerning balances and interest rates on borrowings at the dates and for the periods indicated.

	At or For the Years December 31,		
	2025	2024	2023
	(Dollars in thousands)		
FHLBNY Advances and FRBNY Borrowings:			
Balance outstanding at end of period	$ 596,100	$ 596,100	$ 684,421
Average amount outstanding during the period	534,183	670,982	633,116
Maximum outstanding at any month-end during the period	596,100	784,421	684,421
Weighted average interest rate during the period	3.86%	4.09%	4.02%
Weighted average interest rate at the end of the period	3.78%	3.94%	4.10%

Regulation and Supervision

General

As a national bank, the Bank is subject to examination, supervision and regulation, primarily by the OCC, and, secondarily, by the Federal Deposit Insurance Corporation ("FDIC") as the insurer of deposits. The federal system of regulation and supervision establishes a comprehensive framework for activities in which the Bank is engaging and is intended primarily for the protection of depositors and the FDIC's Deposit Insurance Fund.

The Bank is regulated to a lesser extent by the Federal Reserve Board which governs the reserves to be maintained against deposits and other matters. The Bank is a member of and owns stock in the FRBNY. .In addition, the Bank is a member of and owns stock in the FHLBNY, which is one of the 11 regional banks in the Federal Home Loan Bank System. The Bank's relationship with its depositors and borrowers is also regulated, to a great extent, by federal law and, to a lesser extent, state law, including in matters concerning the ownership of deposit accounts and the form and content of loan documents.

As a bank holding company, the Company is subject to examination and supervision by, and is required to file certain reports with, the Federal Reserve Board. The Company is also subject to the rules and regulations of the SEC under the federal securities laws.

Set forth below are certain material regulatory requirements that are applicable to the Company and the Bank. This description of statutes and regulations is not intended to be a complete description of all statutes and regulations that affect the Company and the Bank or their effects on the Company and the Bank. To the extent statutory or regulatory provisions or proposals are described in this Form 10-K, the description is qualified in its entirety by reference to the statutory or regulatory provisions or proposals. Any change in these laws or regulations, regulatory guidance, the manner such laws, regulations or regulatory guidance are interpreted by regulatory agencies or courts, or in the supervisory environment generally, could have a material adverse impact on the Company and the Bank and their respective operations.

Federal Bank Regulations

Business Activities. The operations of the Bank are subject to requirements and restrictions under federal law that cover all aspects of the banking business, including lending practice, safeguarding deposits, capital structure, transactions with affiliates and conduct and qualifications of personnel. Various consumer laws and regulations also affect the operations of the Bank. Approval of the OCC is required for branching, bank mergers in which the continuing bank is a national bank, and in connection with certain fundamental corporate changes affecting the Bank. There are various legal limitations, including Sections 23A and 23B of the Federal Reserve Act, as implemented by Regulation W, which govern the extent to which a bank subsidiary may finance or otherwise supply funds to its holding company or its holding company's non-bank subsidiaries.

Examinations and Assessments. The Bank is primarily supervised by the OCC. The Bank is required to file reports with and is subject to periodic examination by the OCC. The OCC recently has signaled shifts in its supervisory program. In October 2025, the OCC issued a notice of proposed rulemaking to codify the elimination of reputation risk from its supervisory program, which would, among other things, prohibit the OCC from criticizing or taking adverse action against an institution on the basis of reputation risk, and to prohibit politicized debanking. In October 2025, the OCC also issued a notice of proposed rulemaking that would define the term "unsafe or unsound practice" for purposes of section 8 of the Federal Deposit Insurance Act and revise the supervisory framework for the issuance of Matters Requiring Attention ("MRA") and other supervisory communications. The Bank is required to pay assessments to the OCC. The Company is required to file reports with and is subject to periodic examination by the Federal Reserve Board.

Capital Requirements. Federal regulations require banks to meet several certain capital requirements. The existing capital requirements implement the Basel III capital framework as outlined by the Basel Committee on Banking Supervision.

The capital requirements require the maintenance of common equity Tier 1 capital, Tier 1 capital and total capital to risk-weighted assets of at least 4.5%, 6.0% and 8.0%, respectively. The regulations also establish a minimum required leverage ratio of 4.0%, which is calculated as the ratio of Tier 1 capital to average total assets, subject to certain adjustments and limitations. Common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for credit losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. In 2015, Ponce De Leon Federal Bank, the predecessor of Ponce Bank, made a one-time, permanent election to opt-out regarding the treatment of AOCI. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, an institution's assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on the risk deemed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0.0% is assigned to cash and U.S. government securities, a risk weight of 50.0% is generally assigned to prudently underwritten first lien one-to-four family residential mortgages, a risk weight of 100.0% is assigned to commercial and consumer loans, a risk weight of 150.0% is assigned to certain past due loans and a risk weight of between 0.0% to 600.0% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" of 2.5% above the minimum risk-based capital requirements. The capital conservation buffer is exclusively composed of common equity tier 1 capital and applies to each of the three risk-based capital ratios (bust not the leverage ratio).

At December 31, 2025 and 2024, the Bank's capital exceeded all applicable requirements. See Note 15, "Regulatory Capital Requirements" of the Notes to the accompanying Consolidated Financial Statements for additional information.

Community Bank Leverage Ratio. As required by the Economic Growth, Regulatory Relief, and Consumer Protection Act (EGRRCPA), qualifying banks with less than $10 billion in consolidated assets can elect to be subject to a 9% leverage ratio applied using less complex leverage calculations (the Community Bank Leverage Ratio Framework or CBLRF). Banks that opt into the CBLRF and maintain a leverage ratio of greater than 9% are not subject to other risk-based and leverage capital requirements and are deemed to meet Basel III Final Rules' well capitalized ratio requirements. In November 2025, the federal banking regulators issued a proposal that would lower the leverage ratio for purposes of the CBLRF from 9% to 8%. As of December 31, 2025, the Bank has not elected to apply the CBLRF, but the Bank continues to assess the potential impact of opting in to CBLRF as part of its ongoing capital management and planning processes.

Standards for Safety and Soundness. The federal banking agencies have adopted the *Interagency Guidelines Establishing Standards for Safety and Soundness*, which establish certain safety and soundness standards for all depository institutions. These standards relate to, among other things, internal controls, information systems, audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, earnings and compensation. Failure to meet the standards in the guidelines could result in a request by the OCC to the Bank to provide a written compliance plan to demonstrate its efforts to come into compliance with such guidelines. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Prompt Corrective Action Regulations. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." These terms are defined under uniform regulations issued by each of the federal banking agencies regulating these institutions. An insured depository institution which is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight and is increasingly restricted in the scope of its permissible activities. As of December 31, 2024, the Bank was considered "well capitalized."

Capital Distributions. As a national bank, the Bank's board of directors may not declare, and the Bank may not pay, any dividend in an amount greater than the sum of current period net income and retained earnings. A distribution in excess of that amount is a reduction in permanent capital, and the Bank would need to follow the applicable procedures set forth in OCC regulations and guidance. Further, the Bank's board of directors may not declare a dividend if paying the dividend would result in the Bank being undercapitalized under the OCC's Prompt Corrective Action rule.

The Bank also must obtain prior approval from the OCC to pay a cash dividend if the dividend would exceed the sum of current period net income and retained earnings from the past two years, after deducting the following transactions during that period: (i) any dividends previously declared, (ii) extraordinary transfers required by the OCC, and (iii) payments made for the retirement of preferred stock. This calculation is performed on a rolling basis as described in the OCC's earnings limitation regulations.

In addition, the Federal Deposit Insurance Act prohibits insured depository institutions, such as the Bank, from making capital distributions, including paying dividends, if, after making such distribution, the institution would become undercapitalized as defined in the statute.

Community Reinvestment Act. All financial institutions have a responsibility under the Community Reinvestment Act (the "CRA")and related regulations to help meet the credit needs of their communities, including low and moderate-income borrowers, consistent with the safe and sound operation of those institutions. The Bank is evaluated periodically by its primary federal banking regulator to determine if it is meeting its continuing and affirmative obligations under the CRA. CRA ratings can impact an insured depository institution's ability to engage in certain activities as CRA performance is considered in connection with certain applications by depository institutions and their holding companies, including merger applications, charter applications, and applications to acquire assets or assume liabilities. In December 2025, the OCC issued proposed guidance for a simplified strategic plan process for community banks to comply with the CRA. The proposed simplified strategic plan process would provide clarity on the measurable goals and other components of a strategic plan required by the CRA regulation and simplify the method for drafting and submitting a proposed strategic plan to the OCC for approval.

Ponce Bank, received a "outstanding" Community Reinvestment Act rating in its most recent federal examination.

Transactions with Related Parties. The authority of the Bank to engage in transactions with related parties or affiliates, or to make loans to insiders, is limited by sections 23A and 23B of the Federal Reserve Act of 1913 and Regulation W. In general, an affiliate of a bank includes any company that controls or is under common control with the institution (as such, the Company is an affiliate of the Bank for these purposes). Loan transactions with an affiliate generally must be collateralized and certain transactions between the Bank and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to the Bank, as those prevailing for comparable nonaffiliated transactions. In addition, the Bank generally may not purchase securities issued or underwritten by affiliates.
.

Enforcement. The OCC has primary enforcement responsibility over national banks and has authority to bring enforcement action against all "institution-affiliated parties," including directors, officers, stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on a national bank. Formal enforcement action by the OCC may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution and to the appointment of a receiver or conservator. Civil money penalties ("CMP") cover a wide range of violations and actions. CMPs are classified into three tiers based on the actionable conduct and the level of culpability. The law sets maximum amounts that the OCC may assess for each day the actionable conduct continues.

Insurance of Deposit Accounts. The Deposit Insurance Fund of the FDIC insures deposits at FDIC insured financial institutions such as the Bank. Deposit accounts in the Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts.

Although not the Bank's primary federal regulator, the FDIC, as insurer of the Bank's deposits, imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order poses a serious risk to the Deposit Insurance Fund. The FDIC also has authority to initiate enforcement actions against any FDIC-insured institution after giving its primary federal regulator the opportunity to take such action, and may seek to terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in unsafe or unsound condition. Finally, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC or the OCC. We do not currently know of any practice, condition or violation that may lead to termination of the Bank's deposit insurance.

The Deposit Insurance Fund is funded by assessments on banks and other depository institutions calculated based on average total consolidated assets minus average tangible equity (defined as Tier 1 capital). Assessments for most institutions are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure within three years, and are subject to further adjustments including those related to levels of unsecured debt and brokered deposits. At December 31, 2025, total base assessment rates for institutions that have been insured for at least five years range from 2.5 to 32 basis points applying to banks with less than $10 billion in assets.
.
The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what assessment rates will be in the future.

Federal Reserve Bank System

The Bank is a member of the Federal Reserve Bank of New York, one of 12 regional Federal Reserve Banks. The Federal Reserve Bank provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the FRBNY, the Bank is required to acquire and hold shares of the capital stock of the FRBNY. As of December 31, 2025, the Bank was in compliance with this requirement. The Bank may also utilize advances from the FRBNY as a source of investable funds.

Federal Home Loan Bank System

The Bank is a member of the FHLBNY, one of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the FHLBNY, the Bank is required to acquire and hold shares of the capital stock of the FHLBNY. As of December 31, 2025, the Bank was in compliance with this requirement. The Bank may also utilize advances from the FHLBNY as a source of investable funds.

Other Regulations

Consumer Protection. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank's operations are also subject to a number of federal and state consumer protection laws, such as the:

- Truth-In-Lending Act and Real Estate Settlement Procedures Act, which both govern disclosures of credit terms to borrowers, among other matters;

- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

- Truth in Savings Act, mandating certain disclosures to depositors;

- Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws; and

- Applicable State law counterparts.

If the Bank fails to comply with these laws and regulations, it may be subject to various penalties or enforcement actions. Failure to comply with consumer protection requirements may also result in delays in obtaining or failure to obtain any required bank regulatory approval for proposed merger or acquisition transactions.

The Consumer Financial Protection Bureau ("CFPB") is the federal regulatory agency that is responsible for implementing, examining and enforcing compliance with federal consumer financial laws for institutions with more than $10 billion of assets and, to a lesser extent, smaller institutions. The CFPB supervises and regulates providers of consumer financial products and services, and has rulemaking authority in connection with numerous federal consumer financial protection laws. Because the Company and the Bank are smaller institutions (i.e., with assets of $10 billion or less), most consumer protection aspects of the Dodd-Frank Act will continue to be applied to the Company by the Federal Reserve Board and to the Bank by the OCC. However, the CFPB may include its own examiners in regulatory examinations by a smaller institution's principal regulators and may require smaller institutions to comply with certain CFPB reporting requirements. In addition, regulatory positions taken by the CFPB and administrative and legal precedents established by CFPB enforcement activities, including in connection with supervision of larger bank holding companies and banks, could influence how the Federal Reserve Board and OCC apply consumer protection laws and regulations to financial institutions that are not directly supervised by the CFPB. The precise effect of the CFPB's consumer protection activities on the Company and the Bank cannot be determined with certainty. In addition, the current leadership of the CFPB has indicated intentions to rescind or revise many regulations, as well as to narrow its enforcement and supervision. We cannot currently predict the nature and timing of future developments that may potentially impact CFPB rules, proposals, enforcement and supervision.

The operations of the Bank are subject to the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;

- The USA PATRIOT Act, which requires financial institutions to, among other things, establish broadened anti-money laundering compliance programs, and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirement that also apply to financial institutions under the Bank Secrecy Act and the Foreign Assets Control regulations;

- The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and provide such customers the opportunity to "opt out" of the sharing of certain personal financial information with unaffiliated third parties; and

- The Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities with at least $1 billion in total consolidated assets, that encourage inappropriate risks by providing an executive officer, employee, director, or principal stockholder with excessive compensation, fees, or benefits that could lead to material financial loss to the entity. In 2016, the SEC and the federal banking agencies proposed rules that prohibit covered financial institutions (including bank holding companies and banks) from establishing or maintaining incentive-based compensation arrangements that encourage inappropriate risk taking by providing covered persons (consisting of senior executive officers and significant risk takers, as defined in the rule) with excessive compensation, fess or benefits that could lead to material financial loss to the financial institution. It is unclear when or whether this rule will be finalized.

Brokered Deposits. Section 29 of the FDIA and FDIC regulations generally limit the ability of any bank to accept, renew or roll over any brokered deposit unless it is "well capitalized" or, with the FDIC's approval, "adequately capitalized." On December 15, 2020, the FDIC issued rules to revise brokered deposit regulations in light of modern deposit-taking methods. The rules established a new framework for certain provisions of the "deposit broker" definition and amended the FDIC's interest rate methodology for calculating rates and rate caps.

Real Estate Lending Standards and Guidance. The federal regulatory agencies have adopted regulations setting forth standards for extensions of credit that are secured by real estate. Under these regulations, the Bank must adopt and maintain written policies establishing appropriate limits and standards for extensions of credit that are secured by real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements.

The federal regulatory agencies have also jointly issued guidance on "Concentrations in Commercial Real Estate Lending," which defines CRE loans as exposures secured by raw land, land development and construction (including 1-4 family residential construction), multi-family property, and non-farm nonresidential property where the primary or a significant source of repayment is derived from rental income or the proceeds of the sale, refinancing, or permanent financing of the property. The guidance requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. If a concentration is present, management must employ heightened risk management practices that address key elements, including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of CRE lending. The guidance states that the following metrics may indicate a concentration of CRE loans, but that these metrics are neither limits nor a safe harbor: (1) total reported loans for construction, land development, and other land represent 100% or more of total risk-based capital; or (2) total reported loans secured by multi-family properties, nonfarm non-residential properties (excluding those that are owner-occupied), and loans for construction, land development, and other land represent 300% or more of total risk-based capital and the bank's CRE loan portfolio has increased 50% or more during the prior 36 months.

Mortgage Banking Regulation. In connection with making mortgage loans, we are subject to rules and regulations that, among other things, establish standards for loan origination and servicing, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers, in some cases restrict certain loan features and fix maximum interest rates and fees, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level, and establish requirements for servicing mortgage loans including loan mitigation. We are also subject to rules and regulations that require the collection and reporting of significant amounts of information with respect to mortgage loans and borrowers.

Our mortgage origination activities are subject to Regulation Z, which implements the Truth in Lending Act. Certain provisions of Regulation Z require creditors to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Creditors are required to determine consumers' ability to repay in one of two ways. The first alternative requires the creditor to consider the following eight underwriting factors when making the credit decision: (i) current or reasonably expected income or assets; (ii) current employment status; (iii) the monthly payment on the covered transaction; (iv) the monthly payment on any simultaneous loan; (v) the monthly payment for mortgage-related obligations; (vi) current debt obligations, alimony, and child support; (vii) the monthly debt-to-income ratio or residual income; and (viii) credit history. Alternatively, the creditor can originate "qualified mortgages," which are entitled to a presumption that the creditor making the loan satisfied the ability-to-repay requirements. In general, a "qualified mortgage" is a mortgage loan without negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years. In addition, to be a qualified mortgage, the points and fees paid by a consumer cannot exceed 3% of the total loan amount.

Qualified mortgages that are higher-priced (e.g., subprime loans) garner a rebuttable presumption of compliance with the ability-to-repay rules, while qualified mortgages that are not "higher-priced" (e.g., prime loans) are given a safe harbor of compliance. To meet the mortgage credit needs of a broader customer base, we are predominantly an originator of mortgages that are intended to comply with the ability-to-pay requirements.

Holding Company Regulations

General. The Company is a bank holding company and is, therefore, subject to the Bank Holding Company Act of 1956 (the "BHCA") and regulation and supervision by the Federal Reserve Board. The Federal Reserve Board has enforcement authority over the Company and its non-bank subsidiaries, if any. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities of those entities that are determined to be a serious risk to the subsidiary bank.

Permissible Activities. Under present law, the business activities of the Company are generally limited to those activities permissible for financial holding companies under Section 4(k) of the BHCA, provided certain conditions are met. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance, as well as activities that are incidental to financial activities or complementary to a financial activity.

Federal law prohibits a bank holding company, including the Company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5.0% ("control") of another savings institution or bank holding company, without prior Federal Reserve Board approval. The Federal Reserve Board adopted a final rule on January 30, 2020, effective April 1, 2020, providing further guidance regarding under what circumstances "control" will be found to exist. In evaluating applications by holding companies to make such acquisition, the Federal Reserve Board considers factors such as the financial and managerial resources, future prospects of the company and institution involved, the effect of the acquisition on the risk to the Federal Deposit Insurance Fund, the convenience and needs of the community and competitive factors.

Capital. The Dodd-Frank Act required the Federal Reserve Board to establish minimum consolidated capital requirements that are as stringent as those required for the insured depository subsidiaries. Under applicable regulatory capital regulations, the Company and the Bank are required to comply with each of four separate capital adequacy standards: leverage capital, common equity Tier I risk-based capital, Tier I risk-based capital and total risk-based capital. Such classifications are used by the FDIC and other bank regulatory agencies to determine matters ranging from each institution's quarterly FDIC deposit insurance premium assessments, to approvals of applications authorizing institutions to grow their asset size or otherwise expand business activities. At December 31, 2025 and 2024, the Bank and the Company exceeded each of their four regulatory capital requirements. See Note 16 ("Regulatory Capital Requirements") of Notes to the Consolidated Financial Statements.

Source of Strength. The Dodd-Frank Act extended the "source of strength" doctrine to bank holding companies. The Federal Reserve Board has issued regulations requiring that all bank holding companies serve as a source of strength to their subsidiary depository institutions.

Dividends and Stock Repurchases. The Company is a legal entity that is separate and distinct from the Bank. A significant portion of the revenues of the Company result from dividends paid to it by the Bank. Both the Company and the Bank are subject to laws and regulations that limit the payment of dividends, including limits on the sources of dividends and requirements to maintain capital at or above regulatory minimums. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve Bank staff concerning dividends in certain circumstances such as where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a bank holding company to pay dividends may be restricted if a subsidiary depositary institution becomes undercapitalized. The regulatory guidance also states that a bank holding company should inform Federal Reserve Bank supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the bank holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of the Company to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions. Additionally, under the ECIP regulations, the Company cannot pay dividends or repurchase its common stock unless it meets certain income-based tests and has paid the required dividends on the Preferred Stock. The Company paid required dividends on its Preferred Stock in the amount of $1.1 million and $0.6 million for the years ended December 31, 2025 and 2024, respectively.

Acquisition. Under the Federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire direct or indirect "control" of a bank holding company. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the company's outstanding voting stock, unless the Federal Reserve Board has found that the acquisition will not result in control of the company. A change in control definitively occurs upon the acquisition of 25% or more of the company's outstanding voting stock. Under the Change in Bank Control Act, the Federal Reserve Board generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. The Federal Reserve Board adopted a final rule on January 30, 2020, effective April 1, 2020, providing further guidance regarding under what circumstances "control" will be found to exist.

Cybersecurity. The federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution's board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal banking agencies expect financial institutions to establish lines of defense and ensure that their risk management processes also address the risk posed by compromised customer credentials, and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack. If the Company or the Bank fails to meet the expectations set forth in this regulatory guidance, the Company or the Bank could be subject to various regulatory actions and any remediation efforts may require significant resources of the Company or the Bank. In addition, federal and state banking agencies continue to increase focus on cybersecurity programs and risks as part of regular supervisory exams.

The federal bank regulatory agencies adopted rules to improve the sharing of information about cybersecurity incidents that may affect the U.S. banking system. A banking organization must notify its primary federal regulator of any significant computer-security incident that may pose a threat to the stability of the U.S. financial sector as soon as possible and no later than 36 hours after the banking organization determines that a notification incident has occurred. A bank service provider must also notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect banking organization customers for four or more hours.

With increased focus on cybersecurity, the Bank and the Company are continuing to monitor legislative, regulatory and supervisory developments related thereto. We had no material cybersecurity incidents in 2025.

Federal Securities Laws

The Company's common stock is registered with the SEC under the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Company is subject to the public disclosure, insider trading restrictions and other requirements under the Exchange Act.

Taxation

The Company and the Bank are subject to federal and state income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal and state taxation is intended only to summarize material income tax matters and is not a comprehensive description of the tax rules applicable to the Company and the Bank.

For the year ended December 31, 2025, the Company was subject to U.S. federal income tax, New York State income tax, Connecticut income tax, New Jersey income tax, Florida income tax and New York City income tax. The Company is generally no longer subject to examination by taxing authorities for years before 2022.

Federal Taxation

Method of Accounting. For federal income tax purposes, the Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns. For the year ended December 31, 2025, the Company and the Bank file a consolidated federal income tax return. The Small Business Protection Act of 1996 eliminated the use of the reserve method of accounting for income taxes on bad debt reserves by banking institutions. For taxable years beginning after 1995, Ponce De Leon Federal Bank, the predecessor of Ponce Bank, and Ponce Bank have been subject to the same bad debt reserve rules as commercial banks. The Bank currently utilizes the specific charge-off method under Section 582(a) of the Internal Revenue Code.

Net Operating Loss Carryovers. A financial institution may not carry back net operating losses ("NOL") to earlier tax years. The NOL can be carried forward indefinitely. The use of NOLs to offset income is limited to 80% of taxable income. At December 31, 2025, the Company has no federal NOL carryforwards.

State Taxation

The Company is treated as a financial institution under Connecticut, Florida, New York, and New Jersey state income tax laws. The states of Connecticut, Florida, New York, and New Jersey subject financial institutions to all state and local taxes in the same manner and to the same extent as other business corporations in Connecticut, Florida, New York and New Jersey. Additionally, depository financial institutions are subject to local business license taxes and a special occupation tax.

Consolidated Group Return. With tax years beginning after January 1, 2015, New York State and New York City require unitary combined reporting for all entities engaged in a unitary business that meet certain ownership requirements. All applicable entities meet the ownership requirements in the Bank filing group and a combined return is appropriately filed. Furthermore, New Jersey changed its tax laws and now requires combined reporting for tax years that end on or after July 31, 2019 for entities that engage in a unitary business.

Net Operating Loss Carryovers. The state and city of New York allow for a three-year carryback period and carryforward period of twenty years on net operating losses generated on or after tax year 2015. For tax years prior to 2015, no carryback period is allowed. Ponce De Leon Federal Bank, the predecessor of Ponce Bank, had no pre-2015 carryforwards for New York State purposes and New York City purposes. Furthermore, there are post-2015 carryforwards available of $58.0 million for New York State purposes and $20.3 million for New York City purposes. Finally, for New Jersey purposes, losses may only be carried forward 20 years, with no allowable carryback period. At December 31, 2025, the Company has no Connecticut or New Jersey net operating loss carryforwards.

Future Regulations

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation or regulation could change banking statutes and our operating environment in substantial and unpredictable ways. If enacted or implemented, such legislation or regulation could increase or decrease our cost of doing business, limit or expand permissible activities, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any such legislation or regulation will be enacted or implemented, and, if so, the effect that it would have on our financial condition or results of operations.

Effect of Governmental Monetary Policies

Our operations are affected not only by general economic conditions but also by the policies of various regulatory authorities. In particular, the Federal Reserve uses monetary policy tools to impact money market and credit market conditions and interest rates to influence general economic conditions. These policies have a significant impact on our overall growth and distribution of loans, investments, and deposits; they affect market interest rates charged on loans or paid for time and savings deposits and can significantly influence employment and inflation rates. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks, including us, in the past and are expected to do so in the future.

Item 1A. Risk Factors.

Investments in the Company's securities involve risks. In addition to the other information set forth in this Annual Report on Form 10-K, including the information addressed under "Cautionary Note Regarding Forward-Looking Statements," investors in the Company's securities should carefully consider the risk factors discussed below. The following discussion highlights the risks that we believe are material to the Company, but the following discussion does not necessarily include all risks that we may face, and an investor in the Company's securities should not interpret the disclosure of a risk in the following discussion to state or imply that the risk has not already materialized. These factors could materially and adversely affect the Company's business, financial condition, liquidity, results of operations, and capital position, and could cause the Company's actual results to differ materially from its historical results or the results contemplated by the forward-looking statements in this Annual Report on Form 10-K.

Summary

Specific risks related to our business include, but are not limited to, those related to: (1) our status as a CDFI and MDI; (2) inflationary pressures; (3) our planned increase in multifamily, nonresidential and construction and land lending and the unseasoned nature of these loans; (4) residential property and investor-owned properties; (5) our allowance for credit losses; (6) local and national economic conditions, including conditions specific to the banking industry; (7) environmental liability risks; (8) our ability to achieve and manage our growth strategy; (9) our minority investments in financial technology related companies; (10) competition within the financial services industry, nationally and within our market area and that our small size makes it more difficult to compete; (11) our implementation of new lines of business or offering new products and services; (12) our reliance on our management team; (13) changes in interest rates and the valuation of securities held by us; (14) changes in and compliance with laws and regulations; (15) operational risks including technology, cybersecurity and reputational risks; (16) changes in accounting standards and in management's estimates and assumptions; (17) our liquidity management; (18) dilution of our stockholders' ownership interests from our Equity Incentive Plan and stock-based benefit plans; (19) societal responses to climate change; and (20) the gentrification of our markets.

Risks Related to CDFI and MDI Status.

We may lose the ability to obtain grants and awards available to CDFIs and/or MDIs institutions.

The Bank and the Company are certified as CDFIs by the United States Department of the Treasury ("Treasury") and the Bank is also designated as an MDI by the OCC. Such status increases a financial institution's potential for receiving grants, deposits and awards that, in turn, enable the financial institution to increase the level of community development financial services that it provides to communities. We reinvest the proceeds from such grants, deposits and awards back into the communities we serve. While we believe we will be able to meet the certification criteria required to continue our CDFI and MDI status, there is no certainty that we will be able to do so. If we do not meet one or more of the criteria, we may be provided an opportunity for us to cure deficiencies prior to issuing a notice of termination of certification. A loss of CDFI and/or MDI status, and the resulting inability to obtain certain grants, deposits and awards received in the past, could have an adverse effect on our financial condition, results of operations or business. Additionally, such grants and awards are offered at the discretion of the Treasury. To the extent the current presidential administration, or any future administration, seeks to reduce the amounts of such grants and awards available, we may be negatively impacted.

Risks Related to our Lending Activities.

We have increased our multifamily, nonresidential and construction and land loans, and intend to continue to increase originations of these types of loans. These loans may carry greater credit risk than loans secured by one-to-four family real estate that could adversely affect our financial condition and net income.

Our focus is primarily on prudently growing our multifamily, nonresidential and construction and land loan portfolio. At December 31, 2025, $2.14 billion, or 81.4%, of our loan portfolio consisted of multifamily, nonresidential and construction and land loans as compared to $1.79 billion, or 77.7%, of our loan portfolio at December 31, 2024. Because the repayment of multifamily, nonresidential and construction and land loans depends on the successful management and operation of the borrower's properties or related businesses, or their sale, repayment of such loans can be affected by adverse conditions in the local real estate market or economy. A downturn in the real estate market or the local economy could adversely impact the value of properties securing the loan or the revenues from the borrower's business, thereby increasing the risk of non-performing loans. In addition, many of our commercial real estate loans are not fully amortizing and require large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or nonpayment. Further, the physical condition of non-owner occupied properties may be below that of owner occupied properties due to lax property maintenance standards, which have a negative impact on the value of the collateral properties. Additionally, banking regulators examine commercial real estate lending activity with heightened scrutiny and may require banks with higher levels of commercial real estate loans to implement more stringent underwriting standards, internal controls, risk management policies, and portfolio stress testing. If our banking regulators determine that our commercial real estate lending activities are particularly risky and are subject to such heightened scrutiny, we may incur significant additional costs or be required to restrict certain of our commercial real estate lending activities. Banking regulators may also require us to maintain higher levels of capital due to our commercial real estate lending activity than we would otherwise be expected to maintain, which could adversely affect our business, financial condition, and results of operations. As our multifamily, nonresidential and construction and land loan portfolios increase, the corresponding risks and potential for losses from these loans may also increase.

Given their larger balances and the complexity of the underlying collateral, multifamily, nonresidential and construction and land loans generally expose a lender to greater credit risk than loans secured by one-to-four family real estate. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to significantly greater risk of loss compared to an adverse development with respect to a one-to-four family residential real estate loan. In addition, any adverse developments with respect to borrowers or groups of borrowers that have more than one of these types of loans outstanding can expose us to significantly greater risk of loss compared to borrowers or groups of borrowers that only have one type of these loans. If loans that are collateralized by real estate or other business assets become troubled and the values of the underlying collateral have been significantly impaired, we may not be able to recover the full contractual amounts of principal and interest that we anticipated at the time we originated the loans, which could cause us to increase our provision for loan losses which would, in turn, adversely affect our operating results and financial condition. Further, if we foreclose on this type of collateral, our holding period for that collateral may be longer than for one-to-four family real estate loans because there are fewer potential purchasers of that collateral, which can result in substantial holding costs.

Some of our borrowers have more than one of these types of loans outstanding. At December 31, 2025, 1,427 loans with an aggregate balance of $2.39 billion are to borrowers with only one loan. Another 172 loans are to borrowers with two loans each with a corresponding aggregate balance of $210.7 million. In addition, 15 loans are to borrowers with three loans each with a corresponding aggregate balance of $26.1 million.

Our business and our customers are impacted by inflationary pressures.

Although inflationary pressures have begun to stabilize, inflation may increase again during 2026 or thereafter. Small to medium-sized businesses may be impacted more during periods of high inflation as they are not as able to leverage economics of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of many of our business customers to repay their loans may deteriorate, and in some cases this deterioration may occur quickly, which would adversely impact our results of operations and financial condition.

The unseasoned nature of our multifamily, nonresidential and construction and land loans portfolio may result in changes to our estimates of collectability, which may lead to additional provisions or charge-offs, which could hurt our profits.

Our multifamily, nonresidential and construction and land loan portfolio has increased approximately $343.1 million, or 19.1%, to $2.14 billion at December 31, 2025 from $1.79 billion at December 31, 2024. A large portion of our multifamily, nonresidential and construction and land loan portfolio is unseasoned and does not provide us with a significant payment or charge-off history pattern from which to judge future collectability. Currently, we estimate potential charge-offs using a rolling 12 quarter average and peer data adjusted for qualitative factors specific to us. As a result, it may be difficult to predict the future performance of this part of our loan portfolio. These loans may have delinquency or charge-off levels above our historical experience or current estimates, which could adversely affect our future performance. Further, these types of loans generally have larger balances and involve a greater risk than one-to-four family owner-occupied residential mortgage loans. Accordingly, if we make any errors in judgment in the collectability of our multifamily, nonresidential and construction and land loans, any resulting charge-offs may be larger on a per loan basis than those incurred historically with our residential mortgage loans.

Our business may be adversely affected by credit risk associated with residential property.

At December 31, 2025 and 2024, one-to-four family residential real estate loans amounted to $434.4 million and $472.4 million, or 16.5% and 20.5%, respectively, of our total loan portfolio. Of these amounts, $307.3 million and $330.1 million, or 70.7% and 69.9%, respectively, is comprised of one-to-four family residential investor-owned properties. One-to-four family residential mortgage lending, whether owner-occupied or non-owner occupied is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations. Declines in real estate values could cause some of our one-to-four family residential mortgages to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

One-to-four family residential mortgage lending, whether owner-occupied or non-owner-occupied, with higher combined loan-to-value ratios are more sensitive to declining property values than those with lower combined loan-to-value ratios and therefore may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their properties, they may be unable to repay their loans in full from the sale proceeds. For those home equity loans and lines of credit secured by a second mortgage, it is unlikely that we will be successful in recovering all or a portion of our loan proceeds in the event of default unless we are prepared to repay the first mortgage loan and such repayment and the costs associated with a foreclosure are justified by the value of the property. In addition, the current judicial and legal climate makes it difficult to foreclose on residential properties expeditiously and with reasonable costs. For these reasons, we may experience higher rates of delinquencies, default and losses on our one-to-four family residential mortgage loans. We have made and may continue to make initial and extended forbearances to one-to-four family residential loans as short-term modifications made on a good faith basis. We actively monitor borrowers in forbearance and seek to determine their capacity to resume payments as contractually obligated upon the termination of the forbearance period.

Loans secured by non-owner occupied properties generally expose a lender to greater risk of non-payment and loss than loans secured by owner occupied properties because repayment of such loans depend primarily on the tenant's continuing ability to pay rent to the property owner, who is our borrower, or, if the property owner is unable to find a tenant, the property owner's ability to repay the loan without the benefit of a rental income stream. In addition, the physical condition of non-owner occupied properties is often below that of owner occupied properties due to lax property maintenance standards, which has a negative impact on the value of the collateral properties.

If our allowance for credit losses is not sufficient to cover actual loan losses, our earnings and capital could decrease.

At December 31, 2025 and 2024, our ACL totaled $25.4 million and $22.5 million, which represented 0.97%, and 0.97% of total loans, respectively. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for many of our loans. In determining the amount of the allowance for credit losses, we review our loans, loss and delinquency experience, and business and commercial real estate peer data, and we evaluate other factors including, but not limited to, current economic conditions. There is also the possibility that we have failed or will fail to accurately identify the appropriate economic indicators, to accurately estimate the timing of future changes in economic conditions, or to estimate accurately the impacts of future changes in economic conditions to our borrowers, which similarly could impact the accuracy of our loss forecasts and allowance estimates. If our assumptions are incorrect, or if delinquencies or non-performing loans increase, our allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, which would require additions to our allowance, which in turn, could materially decrease our net income. The allowance for credit losses is our best estimate of expected credit losses; however, there is no guarantee that it will be sufficient to address credit losses, particularly if the economic outlook deteriorates significantly and quickly. In such an event, we may increase our allowance for credit losses, which would reduce earnings. Additionally, to the extent that economic conditions worsen, impacting our

borrowers or the underlying collateral of loans, and credit losses are worse than expected, as may be caused by inflation, an economic recession or otherwise, we may increase our provision for loan losses, which could have an adverse effect on our business, financial condition, and results of operations. Although we believe our allowance for credit losses is adequate to absorb expected losses in our loan portfolio, we cannot predict the timing or severity of such losses nor give any assurance that our allowance will be adequate in the future.
.

In addition, our regulators, as an integral part of their examination process, periodically review the allowance for credit losses and, as a result of such reviews, we may determine that it is appropriate to increase the allowance for credit losses by recognizing additional provisions for loan losses charged to income, or to charge off loans, which, net of any recoveries, would decrease the allowance for credit losses. Any such additional provisions for credit losses or charge-offs could have a material adverse effect on our financial condition and results of operations.

A worsening of economic conditions in our market area could reduce demand for our products and services and/or result in increases in our level of nonperforming loans, which could adversely affect our operations, financial condition and earnings.

Although there is not a single employer or industry in our market area on which a significant number of our customers are dependent, a substantial portion of our loan portfolio is composed of loans secured by property located in the greater New York metropolitan area. This can make us vulnerable to a downturn in the local economy and real estate markets. Adverse conditions in the local economy could have a significant impact on the ability of our borrowers to repay loans and the value of the collateral securing their loans, which could adversely impact our net interest income. Any deterioration in economic conditions could have the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations:

- demand for our products and services may decline;

- loan delinquencies, problem assets and foreclosures may increase;

- collateral for loans, especially real estate, may decline in value, thereby reducing customers' future borrowing power, and reducing the value of assets and collateral associated with existing loans; and

- the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general economic conditions caused by inflation, recession, legislative and regulatory changes, changes in governmental monetary and fiscal policies, level and volatility of interest rates, acts of terrorism, an outbreak of hostilities, or other international or domestic calamities, unemployment or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing their loans, which could negatively affect our financial performance.

Additionally, the current presidential administration has been, and continues to, seek to enact significant changes that may impact economic conditions, including changes to the size and scope of the federal government and changes to internal relations. These changes, if implemented and taken as a whole, may have varied effects on the economy that are difficult to predict. To the extent such changes have an adverse impact on the local economies where we operate, our business, financial condition and results of operations may be adversely impacted.

We are subject to environmental liability risk associated with lending activities or properties we own.

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties, or with respect to properties that we own in operating our business. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Our policies, which require us to perform an environmental review before initiating any foreclosure action on non-residential real property, may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

Risks Related to our Business Strategy.

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues.

Our business strategy includes growth in assets, loans, deposits and the scale of our operations. Achieving such growth will require us to attract customers that currently bank at other financial institutions in our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, competition from other financial institutions in our market area, our ability to manage our growth, and economic conditions in the markets in which we operate as well as in the U.S. and globally. Growth opportunities may not be available or we may not be able to manage our growth successfully. Our ability to manage growth successfully depends on a variety of factors, including whether we can maintain adequate capital levels, maintain cost controls, effectively manage asset quality, and effectively manage increasing regulatory compliance requirements. If we do not manage our growth effectively, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenses to support such growth, any of which could adversely affect our financial condition and operating results. Furthermore, there can be considerable costs involved in expanding deposit and lending capacity that generally require a period of time to generate the necessary revenues to offset their costs, especially in areas in which we do not have an established presence and require alternative delivery methods. Accordingly, any such business expansion can be expected to negatively impact our earnings for some period of time until certain economies of scale are reached. Our expenses could be further increased if we encounter delays in modernizing existing facilities, opening of new branches or deploying new services.

We may incur losses due to minority investments in other financial technology related companies.

As part of our business strategy, we have made minority investments in technology related companies, and may from time to time make or consider making similar additional investments. We may not be able to influence the activities of companies in which we invest and may suffer additional losses in the future due to these activities.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. In addition, we will continue to make investments in research, development, and marketing for new products and services. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services we may invest significant time and resources. Initial timetables for the development and introduction of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. Furthermore, if customers do not perceive our new offerings as providing significant value, they may fail to accept our new products and services. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, the burden on management and our information technology of introducing any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, financial condition and results of operations.

Our emphasis on construction lending involves risks that could adversely affect our financial condition and results of operations.

As interest rates have increased and competition has diminished, we have shifted our loan originations to focus more on higher-yielding construction loans while reducing the growth in our originations of consumer, commercial and industrial loans, multifamily, mixed-use and non-residential real estate loans. As a result, our construction loan portfolio has increased to $854.1 million, net of loans-in-process of $132.7 million, or 32.5% of total loans, at December 31, 2025 from $733.7 million, net of loans-in-process of $359.2 million, or 31.8% of total loans, at December 31, 2024.

Construction lending involves additional risks when compared with permanent lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. In addition, during the term of our construction loans, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds, with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project, and it may be necessary to hold the property for an indeterminate period of time subject to the regulatory limitations imposed by local, state or federal laws. Loans on land under development or held for future construction also pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral.

Additionally, as discussed under "Risks Related to Laws and Regulations" – "We may be limited in our ability to originate new construction loans in our market area due to legislative changes." and – "Imposition of limits by the bank regulators on construction lending activities could curtail our growth and adversely affect our earnings." below, we be limited in our ability to make such loans in the future.

Our efficiency ratio is high, and we anticipate that it may remain high, as a result of the ongoing implementation of our business strategy.

Our non-interest expense totaled $67.0 million and $67.5 million for the years ended December 31, 2025 and 2024, respectively. Although we continue to analyze our expenses and pursue efficiencies where available, our efficiency ratio remains high as a result of the implementation of our business strategy combined with operating in an expensive market. Our efficiency ratio was 61.35% and 80.60% for the years ended December 31, 2025 and 2024, respectively. Our efficiency ratio for the year ended December 31, 2025 improved compared with prior year due to an increase in net interest income. If we are unable to successfully implement our business strategy and increase our revenues and decrease our total non-interest expense, our profitability could be adversely affected.

We have received an investment under the ECIP from the Treasury, in exchange for the issuance of senior perpetual preferred stock, which preferred stock has certain rights and preferences as compared to shares of our common stock. We are subject to certain contractual and regulatory restrictions under the ECIP which may hinder our operations.

On June 7, 2022 (the "Original Closing Date"), the Company issued 225,000 shares of the Company's Preferred Stock, par value $0.01 (the "Preferred Stock") for an aggregate purchase price equal to $225,000,000 in cash to the Treasury, pursuant to the Treasury's ECIP. Under the ECIP, Treasury provided investment capital directly to depository institutions that are CDFIs or MDIs or their holding companies, to provide loans, grants, and forbearance for small businesses, minority-owned businesses, and consumers, in low-income and underserved communities. No dividends accrued or were due for the first two years after issuance. For years three through ten, depending upon the level of qualified and/or deep impact lending made in targeted communities, as defined in the ECIP guidelines, dividends will be at an annual rate of either 2.0%, 1.25% or 0.5% and, thereafter, will be fixed at one of the foregoing rates. If we are unable to make qualified and/or deep impact loans at required levels, we will be required to pay dividends at the higher annual rates. Additionally, we may make qualified and/or deep impact loans that are riskier than we otherwise would in an effort to meet the lending requirements for the lower dividend rates and/or to qualify for the purchase option under the Repurchase Agreement (as described below).

Holders of Preferred Stock generally do not have any voting rights, with the exception of voting rights on certain matters as outlined in the Certificate of Designations. The Treasury is the holder of the Preferred Stock and a governmental entity, and the Treasury may hold interests that are different from a private investor in exercising its voting and other rights. In the event of a liquidation, dissolution or winding up of the Company, the Preferred Stock will be entitled to a liquidation preference, subject to certain limitations, in the amount of the sum of $1,000 per share plus declared and unpaid dividends (without accumulation of undeclared dividends) on each share.

As a participant in the ECIP, the Company must comply with certain operating requirements. Specifically, the Company must adopt the Treasury's standards for executive compensation and luxury expenses for the period during which the Treasury holds equity issued under the ECIP. These restrictions may make it difficult to adequately compensate our management team, which could impact our ability to retain qualified management. Additionally, under the ECIP regulations, the Company cannot pay dividends or repurchase its common stock unless it meets certain income-based tests and has paid the required dividends on the Preferred Stock. In June 2024, the Company began paying dividends on its Preferred Stock, which dividends were $1.1 million and $0.6 million for the years ended December 31, 2025 and 2024, respectively.

On December 20, 2024, the Company entered into an ECIP Securities Purchase Option Agreement (the "Repurchase Agreement") with Treasury. Pursuant to the Repurchase Agreement, Treasury has granted the Company an option to purchase all of the Preferred Stock during the Option Period, which is the first fifteen years following the Original Closing Date. The purchase price for the Preferred Stock pursuant to the purchase option is determined based on a formula equal to the present value of the Preferred Stock, calculated as set forth in the Repurchase Agreement, together with any accrued and unpaid dividends thereon, as of the closing date. Subject to variations in interest rates and the equity risk premium, which are components included in the purchase price calculation, the Company presently expects that the purchase price will be at a substantial discount from the face value of the Preferred Stock.

The purchase option may not be exercised unless and until at least one of the Threshold Conditions under the Repurchase Agreement has been met. The Threshold Conditions are as follows: during the ten years that follow the Original Closing Date (the "ECIP Period") either (1) over any sixteen consecutive quarters, an average of at least 60% of the Company's Total Originations, as defined pursuant to the terms of the ECIP, qualifies as "Deep Impact Lending," as defined pursuant to the terms of the ECIP (the "Deep Impact Condition"); (2) over any twenty-four consecutive quarters, an average of at least 85% of the Company's Total Originations qualifies as "Qualified Lending," as defined pursuant to the terms of the ECIP (the "Qualified Lending Condition"); or (3) the Preferred Stock has a dividend rate of no more than 0.5%, which dividend rate is calculated pursuant to the ECIP and the terms thereof, at each of six consecutive Reset Dates, as defined in the ECIP.

The earliest possible date by which a Threshold Condition may be met is June 30, 2026, which is the end of the sixteenth consecutive quarter following the Original Closing Date. However, the Company does not currently meet any of the Threshold Conditions to exercise the purchase option, and there can be no assurance if and when the Threshold Conditions will be met. The closing of the repurchase of the Preferred Stock, if consummated, would occur between thirty and ninety days following the satisfaction of the Threshold Condition and all other applicable conditions. At present, the Company has reported 14 consecutive quarters for which it has met both the Deep Impact and Qualified Lending Conditions. The Preferred Stock currently has a dividend rate of 0.5%.

In addition to the requirement that a Threshold Condition be met, the Repurchase Agreement requires that the Company meet certain other eligibility conditions in order to exercise the purchase option in the future, including compliance with the terms of the original ECIP purchase agreement and the terms of the Preferred Stock, maintaining qualification as either a CDFI or an MDI, and meeting other legal and regulatory criteria. Although the Company currently meets the general eligibility criteria, other than satisfying one of the Threshold Conditions, there can be no assurance that the Company will meet such criteria, or any amended or additional criteria that may be imposed, in the future.

We may be dependent on advances from the FHLBNY and borrowings from the FRBNY to grow our lending activities, which may negatively impact our results of operations.

In recent periods, we have relied on non-core funding sources, primarily advances from the FHLBNY and borrowings from the FRBNY, to fund a portion of our lending activities when we do not have sufficient core deposits. Such advances and borrowings are generally higher cost as compared to core deposits, which will generally lead to decreases in our net interest margin and lower net revenues. Additionally, the Bank's FHLBNY and FRBNY membership does not represent a legal commitment to extend credit to the Bank. The amount that the Bank can potentially borrow is currently dependent on the amount of unencumbered eligible securities and loans that the Bank can use as collateral and the collateral margins required by the lenders. The Bank's borrowing capacity may be adjusted by the FHLBNY and FRBNY and may take into account factors such as the Bank's tangible common equity ratio, collateral margins required by the lender or other factors. A possible future downgrade of securities and loans pledged as collateral could also impact the amount of available funding. If we are unable to obtain funding through the FHLBNY and FRBNY, we may be forced to seek additional alternative funding sources, which may be higher cost, in order to fund our loan growth.

There are current proposals from the Federal Housing Finance Agency ("FHFA"), the regulatory of the Federal Home Loan Bank ("FHLB") system, to adopt certain changes to its eligibility criteria for borrowing to refocus on the FHLB's housing mission. Additionally, the Company must maintain a satisfactory rating pursuant to the CRA to maintain its ability to access FHLB funding. Additionally, the current presidential administration may seek to make regulatory changes, including modifying or eliminating the FHFA. If the FHFA makes significant changes to the eligibility criteria to maintain access to FHLB funding, if the Company fails to maintain its satisfactory rating under the CRA or if the FHFA is significantly modified or eliminated, this could impact the Company's ability to borrow from the FHLB and require it to find other sources of credit, including borrowing directly from the FRB.

Risks Related to Competitive Matters

Strong competition within our market areas may limit our growth and profitability.

Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms and unregulated or less regulated non-banking entities, operating locally and elsewhere. Many of these competitors have substantially greater resources and higher lending limits than we have and offer certain services that we do not or cannot provide. In addition, some of our competitors offer loans with lower interest rates on more attractive terms than loans we offer. Competition also makes it increasingly difficult and costly to attract and retain qualified employees. Our profitability depends upon our continued ability to successfully compete in our market area. If we must raise interest rates paid on deposits or lower interest rates charged on our loans, our net interest margin and profitability could be adversely affected.

The financial services industry could become even more competitive as a result of new legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. For additional information see "Business —Market Area and—Competition."

Our small size makes it more difficult for us to compete.

Our small asset size makes it more difficult to compete with other financial institutions that are larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. Because our principal source of income is the net interest income we earn on our loans and investments after deducting interest paid on deposits and other sources of funds, our ability to generate the revenues needed to cover our expenses and finance such investments is limited by the size of our loan and investment portfolios. Accordingly, we are not always able to offer new products and services as quickly as our competitors. Our lower earnings may also make it more difficult to offer competitive salaries and benefits. In addition, our smaller customer base may make it difficult to generate meaningful non-interest income from such activities as securities and insurance brokerage. Finally, as a smaller institution, we are disproportionately affected by the continually increasing costs of compliance with new banking and other regulations.

Consumers may increasingly decide not to use banks to complete their financial transactions, which could have a material adverse impact on our financial condition and operations.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds, general-purpose reloadable prepaid cards, or in other types of assets, including crypto currencies, stablecoins or other digital assets. Consumers can also complete transactions such as paying bills or transferring funds directly without the assistance of banks. Trends toward digital financial transactions have accelerated, and we may face increased competition from fintech companies.

There has also been a significant increase in digital asset adoption globally over the past several years. For example, the Guiding and Establishing National Innovation for U.S. Stablecoins Act of 2025 (GENIUS Act), which was enacted in July 2025, provides a legal framework for stablecoins and their issuers in the United States. Depending on consumer and business interest in payment stablecoins, and the characteristics and utility of payment stablecoins, the passage of the GENIUS Act could result in increased competition with respect to our deposit products. However, the GENIUS Act requires the U.S. Treasury Department and federal regulators to issue regulations on numerous topics to interpret and implement the statute, so the effect of the GENIUS Act will depend on what those regulations provide. Digital asset service providers, which, at present, are not subject to the same degree of scrutiny and oversight as bank holding companies and federally insured banks, are becoming active competitors, and customers could move their deposits from traditional federal insured banks into digital currencies, which would have a negative effect on our liquidity, results of operations and financial condition.

The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the loss of deposits as a lower cost source of funds could have a material adverse effect on our financial condition and results of operations.]

Risks Related to Our Management.

We depend on our management team to implement our business strategy and execute successful operations and we could be harmed by the loss of their services.

We are dependent upon the services of the members of our senior management team who direct our strategy and operations. Members of our senior management team, or lending personnel who possess expertise in our markets and key business relationships, could be difficult to replace. Our loss of these persons, or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete in our markets. See "Management."

Adherence to our internal policies and procedures by management is critical to our performance and how we are perceived by our regulators.

Our internal policies and procedures are a critical component of our corporate governance and, in some cases, compliance with applicable regulations. We adopt internal policies and procedures to guide management and employees regarding the operation and conduct of our business. We may not always achieve absolute compliance with all of our policies and procedures. Any deviation or non-adherence to these internal policies and procedures, whether intentional or unintentional, could have a detrimental effect on our management, operations or financial condition.

Risks Related to Interest Rates.

Future changes in interest rates could reduce our profits and asset values.

Net income (loss) is the amount by which net interest income and non-interest income exceeds (or does not exceed) non-interest expense and the provisions for loan losses and taxes. Net interest income makes up a majority of our income and is based on the difference between:

- the interest income we earn on interest-earning assets, such as loans and securities; and

- the interest expense we pay on interest-bearing liabilities, such as deposits and borrowings.

The rates we earn on our assets and the rates we pay on our liabilities are generally fixed for a contractual period of time. Like many savings institutions, our liabilities generally have shorter contractual maturities than our assets. This imbalance can create significant earnings volatility because market interest rates change over time. As interest rates change, we expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities (usually deposits and borrowings) will be more sensitive to changes in market interest rates than our interest-earning assets (usually loans and investment securities), or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" may work against us, and our results of operations and financial condition may be negatively affected. We attempt to manage our risk from changes in market interest rates by adjusting the rates, maturity, repricing characteristics, and balances of the different types of our interest-earning assets and interest-bearing liabilities. Interest rate risk management techniques are not exact. From time to time, we reposition a portion of our investment securities portfolio in an effort to better position our balance sheet for potential changes in short-term rates.

In a period of rising interest rates, the interest income we earn on our assets may not increase as rapidly as the interest we pay on our liabilities as the demand for loans may decrease materially. Additionally, if market rates rise, or remain elevated for an extended period of time, we may experience more competitive pressures to increase the rates we pay on deposits, which may result in a decrease in our net interest income and a change in the mix of noninterest bearing and interest-bearing accounts. In addition, as our growth in earning assets has outpaced growth in our core deposits in recent quarters, we have had to increase our reliance on noncore funding. These funding sources may be more rate sensitive than our core depositors, and accordingly, we may be compelled to increase the rates we pay on these funds, which may limit our ability to maintain on-balance sheet liquidity levels consistent with our policies, which would negatively impact our net interest margin. If we are unable to grow our core funding at rates that are sufficient to match or exceed our loan growth, we may be required to slow our loan growth. In addition, any future rate increases can affect the average life of loans and mortgage-backed and related securities. A rise in interest rates may result in lower demand for loans and mortgage-backed and related securities as borrowers may reduce their debts due to the higher costs of borrowings.

In a period of declining interest rates, the interest income we earn on our assets may decrease more rapidly than the interest we pay on our liabilities, as borrowers prepay mortgage loans, and mortgage-backed securities and callable investment securities are called, requiring us to reinvest those cash flows at lower interest rates.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Changes in the level of interest rates also may negatively affect the value of our assets and ultimately affect our earnings.

We are unable to predict actual fluctuations of market interest rates because of many factors influencing interest rates, including changes in economic conditions and the policies of the Federal Reserve and other governmental and regulatory agencies, are beyond our control. Following a period of aggressive rate hikes aimed at curbing inflation in 2022 and 2023, the Federal Open Market Committee ("FOMC") of the Federal Reserve reduced the target range for the federal funds rate by a total of 100 bps from September 2024 to December 2024. From September 2025 to December 2025, the FOMC further reduced the target range for the federal funds rate by a total of 75 bps. In January 2026, the FOMC held the target federal funds rate at an upper limit of 3.75%, but noted that uncertainty about the economic outlook remains elevated. Although the Federal Reserve has shifted toward reducing the target range, the economic and inflationary outlook in the U.S. remains uncertain and we cannot predict the timing or magnitude of future Federal Reserve monetary policy actions.

We employ the use of models and modeling techniques to quantify the levels of risks to net interest income. For example, we monitor interest rate risk through the use of simulation models, including estimates of the amounts by which the economic value of our assets and liabilities (the Economic Value of Equity Model "EVE") and our net interest income would change in the event of a range of assumed changes in market interest rates. At December 31, 2025, in the event of an instantaneous 100 basis point increase in interest rates, we estimate that we would experience a 4.24% decrease in EVE and a 0.57% decrease in net interest income. However, these models inherently involve the use of assumptions, judgments and estimates. While we strive to ensure the accuracy of our modeled interest rate risk profile, there are inherent limitations and imprecisions in this determination, and actual results may differ. For further discussion of how changes in interest rates could impact us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Management of Market Risk—Net Interest Income Simulation Models and—Economic Value of Equity Model."

Changes in the valuation of securities held could adversely affect us.

At December 31, 2025 and 2024, our securities portfolio totaled $365.2 million and $472.9 million, which represented 11.3% and 15.6% of total assets, respectively. The securities portfolio as of December 31, 2025 and 2024 were classified as available-for-sale securities, at fair value, in the amount of $92.2 and $105.0 million and held-to-maturity securities, at amortized costs, in the amount of $273.0 million and $367.9 million, respectively. A decline in the fair value of our available-for-sale securities could cause a material decline in our reported equity and/or net income. Increases in market interest rates have in the past, and may in the future, cause the market value of our securities portfolio to decline significantly. At least quarterly, and more frequently when warranted by economic or market conditions, management evaluates all securities with a decline in fair value below the amortized cost of the investment to determine whether the impairment is deemed to be credit related impairment. For impaired debt securities that are intended to be sold, or more likely than not will be required to be sold, the full amount of market decline is recognized through earnings. Credit-related impairment for all other impaired debt securities is recognized through earnings. Non-credit related impairment for debt securities is recognized in other comprehensive income net of applicable taxes for all securities classified as available-for-sale. A decline in the market value of our securities portfolio could adversely affect our earnings.

Risks Related to Laws and Regulations.

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.

The Bank is subject to extensive regulation, supervision and examination by the OCC, and the Company is subject to extensive regulation, supervision and examination by the Federal Reserve Board. Such regulation and supervision governs the activities in which the Bank and the Company may engage and are intended primarily for the protection of the Federal Deposit Insurance Fund, the depositors and borrowers of the Bank and consumers, rather than for our stockholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and influencing the level of our allowance for credit losses. These regulations, along with existing tax, accounting, securities, insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. Failure to comply with these laws and regulations could result in financial, structural and operational penalties, including receivership.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") significantly changed the regulation of banks and savings institutions and affects the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies, including the establishment of the CFPB as an additional regulatory agency. The various federal agencies have adopted a broad range of rules and regulations in compliance with the Dodd-Frank Act. Compliance with the Dodd-Frank Act and its regulations and policies has resulted in changes to our business and operations, as well as additional costs, and has diverted management's time from other business activities, all of which have adversely affected our financial condition and results of operations. The current leadership of the CFPB has indicated intentions to rescind or revise many regulations, as well as to narrow its enforcement and supervision. We cannot currently predict the nature and timing of future developments that may potentially impact CFPB rules, proposals, enforcement and supervision.

The current presidential administration has and may in the future seek to make further changes to our current regulatory framework and the agencies that regulate our business, which changes may include combining or disbanding certain regulatory agencies. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. The legislative and regulatory environment is beyond our control, may change rapidly and unpredictably and may negatively influence our revenues, costs, earnings, and capital levels. In addition, the Company's results of operations could be adversely affected by changes in the way in which existing statutes and regulations are interpreted or applied by courts and government agencies, or as a result of changes in supervision, examination and enforcement priorities and policies of government agencies. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in interpretation by us. These changes could materially impact, potentially even retroactively, how we report our financial condition and results of operations. See "Regulation and Supervision" in Item 1. Business of this Annual Report on Form 10-K for a more detailed description of the current regulatory requirements applicable to the Company and the Bank.

Our New York State multi-family loan portfolio could be adversely impacted by changes in legislation or regulation, primarily rent control and rent stabilization.

Multi-family real estate loans generally involve a greater risk than 1-4 family residential real estate loans in part because of legislation and government regulations involving rent regulation, such as rent control and rent stabilization, which are outside the control of the borrower or the Bank and could adversely impact the value of the security for the loan or the future cash flow of such properties. Increases in interest rates could also impair the future cash flows of such properties that have variable- or adjustable-rate mortgages or whose existing mortgages are maturing.

The State of New York, on June 14, 2019, enacted legislation increasing the restrictions on rent increases in a rent-stabilized apartment building, including, among other provisions, (i) repealing the vacancy bonus and longevity bonus, which allowed a property owner to raise rents as much as 20% each time a rental unit became vacant, (ii) eliminating high-rent vacancy deregulation and high-income deregulation, which allowed a rental unit to be removed from rent stabilization once it crossed a statutory high-rent threshold and became vacant, or the tenant's income exceeded the statutory amount in the preceding two years, and (iii) eliminating an exception that allowed a property owner who offered preferential rents to tenants to raise the rent to the full legal rent upon renewal. The legislation still permits a property owner to charge up to the full legal rent once the tenant vacates. As a result of this legislation as well as previously existing laws and regulations, it is possible that rental income might not rise sufficiently over time to satisfy increases in the loan rate at repricing or increases in overhead expenses (e.g., utilities, taxes, maintenance, etc.).

Further, the New York City Rent Guidelines Board established maximum rent increases on certain rent‑stabilized apartments of 3.0% for one‑year leases beginning on or after October 1, 2025 and before October 1, 2026. Additionally, the current New York City mayoral administration has indicated that it will seek to implement a "rent freeze" as of the next determination period, and may implement other changes or policies that impact rental rates. The current limits, or any such future limits, may prevent rent increases from keeping pace with inflation, overhead expenses or increased financing costs. If the cash flow from a collateral property is reduced (e.g., if leases are not obtained or renewed at sufficient rates), the borrower's ability to repay the loan and the value of the security for the loan may be impaired. To the extent our borrowers cannot implement rent increases that are sufficient to cover expenses, there will be an increased risk of default for these loans.

We may be limited in our ability to originate new construction loans in our market area due to legislative changes.

A significant portion of the Bank's construction lending activity in New York City involves multifamily rental developments. The financial feasibility of many new rental housing projects in the City is influenced by local property tax incentive programs and zoning regulations intended to encourage the development of affordable housing. Historically, many projects relied on benefits provided under the 421-a Tax Exemption Program, which expired in June 2022. The program applied to qualifying residential projects that commenced construction between January 1, 2016 and June 15, 2022 and generally required construction completion by June 15, 2026. Legislation enacted in April 2024 extended the construction completion deadline for certain vested projects to June 15, 2031 and introduced a replacement tax incentive program commonly referred to as the 485-x Affordable Neighborhoods for New Yorkers (ANNY) program. New developments are now commonly evaluated under the 485-x program, which generally requires qualifying projects to include income-restricted housing units tied to Area Median Income thresholds, with permanently affordable and rent-stabilized units and, for certain larger developments, construction wage requirements. In addition, certain projects may benefit from zoning amendments adopted under the City of Yes for Housing Opportunity initiative, including the Universal Affordability Preference (UAP), which may permit additional residential density where affordable housing is provided. Legislative changes to these programs may affect project feasibility and the demand for construction financing in the Bank's primary lending markets.

Imposition of limits by the bank regulators on construction lending activities could curtail our growth and adversely affect our earnings.

The OCC, the FDIC and the Federal Reserve System (collectively, the "Agencies") have issued joint guidance entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" (the "CRE Guidance"). Although the CRE Guidance did not establish specific construction lending limits, it provides that a bank's commercial real estate lending exposure could receive increased supervisory scrutiny where total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represent 300% or more of an institution's total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more during the preceding 36 months. Construction and land loans represented 145.0% of the Bank's total risk-based capital at December 31, 2025, and our multifamily, mixed-use and nonresidential real estate loan portfolio represented 196.8% of the Bank's total risk-based capital on that same date.

In December 2015, the Agencies released a statement on prudent risk management for commercial real estate lending (the "2015 Statement"). In the 2015 Statement, the Agencies, among other things, indicate the intent to continue "to pay special attention" to commercial real estate lending activities and concentrations going forward. While we monitor our concentration limits with respect to our construction, multifamily, mixed-use and non-residential real estate loans closely and have implemented various risk management practices to manage our exposure for such loans, if the OCC, our primary federal regulator, were to impose restrictions on the amount of such loans we can hold in our portfolio or require us to implement additional compliance measures, our earnings would be adversely affected.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations.

Our ability to originate loans could be restricted by federal regulations.

The CFPB has a rule intended to clarify how lenders can avoid legal liability under the Dodd-Frank Act, which holds lenders accountable for ensuring a borrower's ability to repay a mortgage loan. Under the rule, loans that meet the "qualified mortgage" definition will be presumed to have complied with the ability-to-repay standard. Under the rule, a "qualified mortgage" loan must not contain certain specified features, including:

- excessive upfront points and fees (those exceeding 3% of the total loan amount, less "bona fide discount points" for prime loans);

- interest-only payments;

- negative amortization; and

- terms of longer than 30 years.

Also, to qualify as a "qualified mortgage," a loan must be made to a borrower whose total monthly debt-to-income ratio does not exceed 43%. Lenders must also verify and document the income and financial resources relied upon to qualify a borrower for the loan and underwrite the loan based on a fully amortizing payment schedule and maximum interest rate during the first five years, taking into account all applicable taxes, insurance and assessments.

In addition, the CFPB has adopted rules and published forms that combine certain disclosures that consumers receive in connection with applying for and closing on certain mortgage loans under the Truth in Lending Act and the Real Estate Settlement Procedures Act.

We are subject to stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or limit our ability to pay dividends or repurchase shares.

The Bank's minimum capital requirements are: (i) a common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-weighted assets capital ratio of 6.0%; (iii) a total capital ratio of 8.0%; and (iv) a Tier 1 leverage ratio of 4.0%. The capital requirements also establish a "capital conservation buffer" of 2.5%, which results in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%; (ii) a Tier 1 to risk-weighted assets capital ratio of 8.5%; and (iii) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, engaging in share repurchases and paying discretionary bonuses if its capital level falls below the buffer amount.

We have analyzed these capital requirements, and the Bank meets all of these requirements, including the 2.5% capital conservation buffer.

The application of more stringent capital requirements could, among other things, result in lower returns on equity, and result in regulatory actions if we are unable to comply with such requirements. Furthermore, the imposition of liquidity requirements in connection with the implementation of the requirements of the Basel Committee on Banking Supervision ("Basel III") could result in our having to lengthen the term of our funding sources, change our business models or increase our holdings of liquid assets. Ponce Bank's ability to pay dividends to the Company will be limited if it does not have the capital conservation buffer required by the capital rules, which may further limit the Company's ability to pay dividends to stockholders. See "Regulation and Supervision—Federal Banking Regulation—Capital Requirements."

The Federal Reserve Board may require us to commit capital resources to support Ponce Bank.

Federal law requires that a holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve Board may require a holding company to make capital injections into a troubled subsidiary bank and may charge the holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions in the United States. Among the instruments used by the Federal Reserve Board to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits and can affect the value of financial instruments that we hold. Changes in those policies are beyond our control and are difficult to predict. Policies of the Federal Reserve Board can also affect our borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the Federal Reserve Board could reduce the demand for a borrower's products and services. This could adversely affect the borrower's earnings and ability to repay a loan, which could have an adverse effect on our financial condition and results of operations. Alternatively, an expansion of the money supply could make it easier for a borrower to obtain a loan from another financial institution at a lower interest rate, resulting in a payoff of that borrower's higher rate loan with us, and which could have an adverse effect on our financial condition and results of operations.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Risk Related to our Operations and Technology.

We face significant operational risks because the financial services business involves a high volume of transactions and increased reliance on technology, including risk of loss related to cyber security breaches.

We rely on the ability of our employees and systems to process a high number of transactions and to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others and concerning our own business, operations, plans and strategies. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. Despite the security measures the Company takes, its computer systems and infrastructure may be vulnerable to attacks by hackers or may be breached due to employee error, malfeasance or other disruptions. We, our customers, regulators and other third parties, including other financial services institutions and companies engaged in data processing, have been subject to, and are likely to continue to be the target of, cyber-attacks. As cyber threats continue to evolve, the Company may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities or incidents. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal and regulatory actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards or customer attrition due to potential negative publicity.

In addition, we outsource most of our data processing to certain third-party providers. If these third-party providers encounter difficulties, including as a result of cyber-attacks or information security breaches, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected. Replacing these third-party providers could also create significant delay and expense, and we cannot provide any assurance that we could negotiate terms with alternative service sources that are as favorable or could obtain similar services as found in our existing systems without expending substantial resources. Accordingly, use of such third parties creates an unavoidable inherent risk to our businesses' operations. Additionally, in recent years, banking regulators have focused on the responsibilities of financial institutions to supervise vendors and other third-party service providers. We may have to dedicate significant resources to manage risks and regulatory burdens presented by our relationship with vendors and third-party service providers. We are also subject to risks related to the cyber vulnerabilities of our partners. We may experience negative impacts to our financial condition and results of operations if our partners are subject to cyber fraud or other security breaches.

In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, or a breach of our security systems, including if confidential or proprietary information were to be mishandled, misused or lost, we could suffer financial loss, face regulatory action, civil litigation and/or suffer damage to our reputation.

Our business is technology dependent, and an inability to successfully implement technological improvements may adversely affect our ability to be competitive and our results of operations and financial condition.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products, systems and services, which may require substantial initial investment to be implemented, including the cost of modifying or adapting existing products, systems and services, and we anticipate that new technologies will continue to emerge. The Company invests in new technology to enhance customer service, and to increase efficiency and reduce operating costs. Our future success will depend in part upon our ability to create synergies in our operations through the use of technology and to facilitate the ability of customers to engage in financial transactions in a manner that enhances the customer experience. We cannot give any assurance that technological improvements will increase operational efficiency or that we will be able to effectively implement new technology-driven products, systems and services or be successful in marketing new products and services to our customers. A failure to maintain or enhance a competitive position with respect to technology, whether because of a failure to anticipate customer expectations, substantially fewer resources to invest in technological improvements than larger competitors, or because our technological developments fail to perform as desired or are not implemented in a timely manner, could result in higher operating costs, decreased customer satisfaction, and lower market share. An inability to effectively implement new technology and realize operational efficiencies could result in the loss of initial investments in such projects and higher operating costs. Either of these outcomes could have a material adverse impact on our financial condition and results of operations.

Negative developments in the U.S. or in our primary markets may adversely impact our results in the future.

Our financial performance is highly dependent on the business environment in the markets where we operate and in the U.S. as a whole. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity, investor or business confidence, consumer sentiment, limitations on the availability or increases in the cost of credit and capital, increases in inflation or interest rates, natural disasters, international trade disputes and retaliatory tariffs, supply chain disruptions, terrorist attacks, global pandemics, acts of war, or a combination of these or other factors. A worsening of business and economic conditions, or persistent inflationary pressures or supply chain disruptions, generally or specifically in the principal markets in which we conduct business could have adverse effects, including the following:

- a decrease in deposit balances or the demand for loans and other products and services we offer;
- an increase in the number of borrowers who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us, which could lead to higher levels of nonperforming assets, net charge-offs and provisions for credit losses;
- a decrease in the value of loans and other assets secured by real estate; and
- a decrease in net interest income from our lending and deposit gathering activities.

Although economic conditions have improved in most of our markets, we continue to focus on growing earning assets, and we believe that it is possible we will continue to experience an uncertain and volatile economic environment during 2026, including as a result of issues of national security, international conflicts, inflation and supply chain disruptions. There can be no assurance that these conditions will improve in the near term or that conditions will not worsen. Such conditions could adversely affect our business, financial condition, and results of operations.

We are subject to losses due to errors, omissions or fraud by our employees, client, counterparties or other third parties.

We are exposed to many types of operational risk, including the risk of fraud by third parties, customers and employees, clerical recordkeeping errors, and transactional errors. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, social engineering, phishing and other dishonest acts. While our procedures and systems are designed to follow customary, industry-specific security precautions and while we provide employees with ongoing training and regular communications and guidance to combat fraud, our efforts might not be successful in mitigating or reducing fraudulent attempts resulting in financial losses, increased litigation risk and reputational harm.

Our business also depends on our employees, as well as third-party service providers, to process a large number of increasingly complex transactions. We could be materially and adversely affected if employees, clients, counterparties, or other third parties caused an operational breakdown or failure, either from human error, fraudulent manipulation, or purposeful damage to any of our operations or systems.

Risks Related to Accounting Matters

Changes in accounting standards could affect reported earnings.

The bodies responsible for establishing accounting standards, including the Financial Accounting Standards Board, the SEC and other regulatory bodies, periodically change the financial accounting and reporting guidance that governs the preparation of our consolidated financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply new or revised guidance retroactively.

Changes in management's estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.

Our management is and will be required under applicable rules and regulations to make estimates and assumptions as of a specified date to file periodic reports under the Securities and Exchange Act, including our consolidated financial statements. These estimates and assumptions are based on management's best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for credit losses, the valuation of loans held for sale, the valuation of deferred tax assets and investment securities, the estimates relating to the valuation for share-based awards, and our determinations with respect to amounts owed for income taxes.

Other Risks Related to Our Business and Industry Generally

Financial challenges at other banking institutions could lead to depositor concerns that spread within the banking industry causing disruptive deposit outflows and other destabilizing results.

Events in the financial services industry, including bank closures, can cause general uncertainty and concern regarding the adequacy of liquidity in the financial services industry generally. While we rely on different sources of funding to meet potential liquidity needs, our business strategies are largely based on access to funding from customer deposits and supplemental funding provided by wholesale or other secondary liquidity sources. Deposit levels may be affected by various factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, conditions in the financial services industry specifically and general economic conditions that impact the amount of liquidity in the economy and savings levels, and also by factors that impact customers' perception of our financial condition and capital and liquidity levels. Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry, or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar events, have in the past and may in the future lead to erosion of customer confidence in the banking system, deposit volatility, liquidity issues, stock price volatility, increased regulatory scrutiny, and other adverse developments. If our deposit levels fall, we could lose a relatively low-cost source of funding and our interest expense would likely increase as we obtain alternative funding to replace lost deposits. If local customer deposits are not sufficient to fund our normal operations or growth, or if we lose a significant portion of our local customer deposits or a significant deposit relationships, we will look to outside sources, such as borrowings from the FHLB, federal funds purchased or brokered deposits, and our liquidity and profitability could be adversely impacted. We may also seek to raise funds through the issuance of shares of our common stock, or other equity or equity-related securities, or debt securities including subordinated notes as additional sources of liquidity. If we are unable to access funding sufficient to support our business operations and growth strategies or are unable to access such funding on attractive terms, we may not be able to implement our business strategies which may negatively affect our financial performance.

The response to bank closures by the U.S. government, including Treasury, the FDIC, and the Federal Reserve Board, cannot be predicted and the policies and regulations implemented in response to past bank closures cannot be expected to be extended or repeated in response to a future bank closure. We cannot predict to what extent any such steps taken by the banking regulators will be effective in calming the financial markets and financial services industry generally, preventing further bank closures, or reducing the risk of deposit outflows, and particularly sudden deposit outflows, from banks. As a result of this uncertainty, we face the potential for deposit outflows, increased borrowing and funding costs, and increased competition for liquidity, any of which could have a material adverse impact on our financial performance or financial condition. As of December 31, 2025, 22.0% of our deposits are estimated to be above FDIC-insurance limits.

Ineffective liquidity management could adversely affect our financial results and condition.

Effective liquidity management is essential for the operation of our business. We require sufficient liquidity to meet customer loan requests, customer deposit maturities/withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally. Factors that could detrimentally impact our access to liquidity sources include a downturn in the geographic markets in which our loans and operations are concentrated or difficult credit markets. Our access to deposits may also be affected by the liquidity needs of our depositors. In particular, a majority of our liabilities are checking accounts and other liquid deposits, which are payable on demand or upon several days' notice, while by comparison, a substantial majority of our assets are loans, which cannot be called or sold in the same time frame. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future, especially if a large number of our depositors seek to withdraw their accounts, regardless of the reason. A failure to maintain adequate liquidity could materially and adversely affect our business, results of operations or financial condition.

Legal and regulatory proceedings and related matters could adversely affect us.

We have been and may in the future become involved in legal and regulatory proceedings. We consider most of the proceedings to be in the normal course of our business or typical for the industry; however, it is inherently difficult to assess the outcome of these matters, and we may not prevail in any proceedings or litigation. There could be substantial cost and management diversion in such litigation and proceedings, and any adverse determination could have a materially adverse effect on our business, brand or image, or our financial condition and results of our operations.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

The Bank is a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and, therefore, our operating results may be materially adversely affected.

Our Equity Incentive Plans have increased our expenses and reduced our income, and may dilute our stockholders' ownership interests.

The Company maintains a Long-Term Incentive Plan. During the years ended December 31, 2025 and 2024, the Company recognized in $1.9 million and $2.1 million, respectively, in non-interest expense relating to its stock benefit plans, and we will recognize additional expenses in the future as additional grants are made and awards vest.

The Company may fund the Long-Term Incentive Plan either through open market purchases or authorized but unissued shares of common stock. Our ability to repurchase shares of common stock to fund this plan will be subject to many factors, including, but not limited to, applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of the stock, our capital levels, alternative uses for our capital and our financial performance. Stockholders would experience a reduction in ownership interest in the event newly issued shares of our common stock are used to fund stock issuances under the plan.

We are subject to physical and financial risks associated with climate change and other weather and natural disaster impacts

We are subject to the growing risk of climate change. Among the risks associated with climate change are more frequent severe weather events. Severe weather events such as hurricanes, tropical storms, tornados, winter storms, freezes, flooding and other large-scale weather catastrophes in our markets subject us to significant risks and more frequent severe weather events magnify those risks. Large-scale weather catastrophes or other significant climate change effects that either damage or destroy residential or multifamily real estate underlying mortgage loans or real estate collateral, could decrease the value of our real estate collateral or increase our delinquency rates in the affected areas and thus diminish the value of our loan portfolio. In addition, the effects of climate change may have a significant effect on our geographic markets and could disrupt our operations or the operations of our customers, third-party service providers, or supply chains more generally. Those disruptions could result in declines in economic conditions in our geographic markets or industries in which our borrowers operate and impact their ability to repay loans or maintain deposits. Climate change could also impact our assets or employees directly or lead to changes in customer preferences that could negatively affect our growth or business strategies. In addition, our reputation and customer relationships could be damaged due to our practices related to climate change, including our or our customers' involvement in certain industries or projects. In recent years, the federal banking regulators have focused on the physical and financial risks to financial institutions associated with climate change; although, expectations with respect to these matters has been changing, and it is difficult to predict changes in priorities and requirements with respect to these matters, including any changes in compliance costs relating to such changes.

Increased scrutiny and evolving expectations from customers, regulators, investors and other stakeholders with respect to environmental, social and governance ("ESG") practices may impose additional costs on the Company or expose it to new or additional risks.

As a regulated financial institution and a publicly traded company, we may face increasing scrutiny from customers, regulators, investors, and other stakeholders related to ESG practices and disclosure. Often these stakeholders have differing, and sometimes conflicting, priorities and expectations regarding ESG issues. In addition, certain federal and state laws and regulations related to ESG issues may include provisions that conflict with other laws and regulations, which may increase our costs or limit our ability to conduct business in certain jurisdictions. Specifically, changing views and scrutiny against certain ESG and inclusion matters has gained momentum across the United States at national, state and local levels. Failing to comply with legal or regulatory requirements or expectations and standards from customers, regulators, investors, and other stakeholders regarding ESG-related issues, or taking action in conflict with one or another of those stakeholder's expectations, could also lead to loss of business, adverse publicity, an adverse impact on our reputation, customer complaints, or public protests, as well as governmental enforcement or private litigation. Any adverse publicity or adverse impact on our reputation in connection with ESG, any shifts in investing priorities among investors, or any loss of business resulting from any of the foregoing, may result in adverse effects on the trading price of our common stock and/or our business, operations and earnings.

Our historical markets, minority and immigrant individuals, may be threatened by gentrification and adverse political developments, which could decrease our growth and profitability.

We believe that our historical strength has been our focus on the minority and immigrant markets. The continuing displacement of minorities due to gentrification of our communities may adversely affect us unless we are able to adapt and increase the acceptance of our products and services by non-minority customers. We may also be unfavorably impacted by political developments unfavorable to markets that are dependent on immigrant populations.

The success of our business strategies depends on our ability to identify, recruit and retain individuals with experience and relationships in our primary markets.

The successful implementation of our business strategy will require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. The market for qualified management personnel is competitive, which has contributed to salary and employee benefit costs that have risen and are expected to continue to rise, which may have an adverse effect on our net income. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy, and we may not be able to effectively integrate these individuals into our operations. Our inability to identify, recruit and retain talented personnel to manage our operations effectively and in a timely manner could limit our growth or impair our ability to implement our business strategy effectively and efficiently, which could materially adversely affect our business.

The trading volume of our common stock may not provide adequate volume for investors, and future sales of our common stock by stockholders or the perception that those sales could occur may cause our common stock price to decline.

Although our common stock is listed for trading on Nasdaq, the trading volume in our common stock may be lower than that of other larger financial institutions. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given these factors, a shareholder may have difficulty selling shares of our common stock at an attractive price (or at all). Additionally, shareholders may not be able to sell a substantial number of our common stock shares for the same price at which shareholders could sell a smaller number of shares. Given the potential for lower relative trading volume in our common stock, significant sales of the common stock in the public market, or the perception that those sales may occur, could cause the trading price of our common stock to decline or to be lower than it otherwise might be in the absence of these sales or perceptions.

Our common stock price may be volatile, which could result in losses to our investors.

Our common stock price has been volatile in the past, and several factors could cause the price to fluctuate in the future. These factors include, but are not limited to, actual or anticipated variations in earnings, changes in analysts' recommendations or projections with regard to our common stock or the markets and businesses in which we operate, operations and stock performance of other companies deemed to be our peers, reports of trends and concerns and other issues related to the financial services industry, changes in government regulations, geopolitical conditions such as acts or threats of terrorism, military conflicts, the effects (or perceived effects) of pandemics and trade relations, and the realization of any of the other risks presented in this Form 10-K. Fluctuations in our common stock price may be unrelated to our performance. General market declines or market volatility in the future, especially in the financial institutions sector, could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity.

Cybersecurity Risk, Management and Strategy

The Company's cybersecurity program is integrated within its overall risk management function. The Company engages third parties, including an outsourced cybersecurity team and additional vendors that conduct cybersecurity testing, 24/7 scanning, monitoring and tracking. All critical vendors of the Company, including its cybersecurity vendors, are subject to the requirements of its vendor management policy and processes. The Company is a regulated entity and undergoes regulatory reviews to ensure the Bank remains in compliance with all appropriate standards, including related to its management of third-party vendors.

Internally, the cybersecurity program is managed by the Company's Senior Vice President and Chief Information Officer. She has held senior management positions in information technology, management information systems and information security for over 30 **40** years. She reports regularly to the risk and audit committees of the Board of Directors about the prevention, detection, mitigation, and remediation of cybersecurity activities and incidents. Additionally, the full board annually assesses all critical risks of the Company, including cybersecurity risks, and also receives periodic updates relating to key cybersecurity issues as part of their oversight.

The Company's Senior Vice President and Chief Information Officer also regularly reports to the Company's IT Steering Committee and executive risk management ("ERM") committee, which oversees Company-wide risk at the management level, regarding cybersecurity risks. Members of the ERM committee include our President and Chief Executive Officer.

While to date, we have not had a major cyber incident, nor experienced significant data loss or any material financial losses related to cybersecurity attacks, it is possible that we could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats. See Item 1A. "Risk Factors." – "We face significant operational risks because the financial services business involves a high volume of transactions and increased reliance on technology, including risk of loss related to cyber security breaches." for further discussion of potential risks related to cybersecurity incidents.

Item 2. Properties.

As of December 31, 2025, the net book value of the Company's office properties including leasehold improvements was $12.7 million, and the net book value of its furniture, fixtures and other equipment and software was $2.9 million. The Company's and Bank's executive offices are located at 2244 Westchester Avenue, Bronx, New York.

The following table sets forth information regarding the Company's offices as of December 31, 2025.

Location	Leased or Owned	Year Acquired or Leased	Net Book Value of Real Property
			(in thousands)
Main Office:			
2244 Westchester Avenue Bronx, NY 10462	Leased	2021	$ 242
Other Properties:			
980 Southern Blvd. Bronx, NY 10459	Leased	1990	439
37-60 82nd Street Jackson Heights, NY 11372	Leased	2021	—
51 East 170th Street Bronx, NY 10452	Leased	2018	552
169 Smith Street Brooklyn, NY 11201	Leased	2021	26
207 East 106th Street New York, NY 10029	Leased	2006	1,097
2244 Westchester Avenue Bronx, NY 10462	Leased	2021	503
5560 Broadway Bronx, NY 10463	Leased	2021	1,242
34-05 Broadway Astoria, NY 11106	Leased	2001	625
3821 Bergenline Avenue Union City, NJ 07087	Leased	2021	—
1900 Ralph Avenue Brooklyn, NY 11234	Leased	2007	367
20-47 86th Street Brooklyn, NY 11214	Owned	2010	3,158
100-20 Queens Boulevard Forest Hills, NY 11375	Leased	2010	8
319 1st Avenue New York, NY 10003	Leased	2010	167
3876 9th Avenue New York, NY 10034	Leased	2025	851
2612 East 16th Street (1) Brooklyn, NY 11235	Leased	2020	—
135-14 Northern Blvd. Flushing, NY 11354	Owned	2020	3,320
297 South Washington Avenue Bergenfield, NJ 07621	Leased	2025	57
1600 Ponce de Leon Boulevard Coral Gables, FL 33134	Leased	2024	—
			$ 12,654

(1) On May 1, 2025, the Company sublet its 2612 East 16th Street Brooklyn mortgage loan office. The sublease will expire on August 31, 2028.

Item 3. Legal Proceedings.

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's shares of common stock are traded on the Nasdaq Stock Market, LLC under the symbol "PDLB".

The number of stockholders of record of the Company's common stock as of March 11, 2026 was 249 The number of record-holders may not reflect the number of persons or entities holding stock in nominee name through banks, brokerage firms and other nominees.

To date, the Company has not paid any dividends to its common stockholders. We have no current plan or intention to pay cash dividends to our common stockholders. However, if in the future the Board of Directors considers the payment of dividends, the amount of any dividend payments will be subject to statutory and regulatory limitations, and will depend upon a number of factors, including the following: regulatory capital requirements; our financial condition and results of operations; our other uses of funds for the long-term value of stockholders; tax considerations; and general economic conditions. No assurance can be given that the Board of Directors will ever consider the payment of dividends, and common stockholders should have no expectation of such. The Federal Reserve Board has issued a policy statement providing that dividends should be paid only out of current earnings and only if our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition. Regulatory guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the holding company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company's overall rate of earnings retention is inconsistent with its capital needs and overall financial condition. In addition, the Company's ability to pay dividends will be limited if it does not have the capital conservation buffer required by the capital rules, which may limit our ability to pay dividends to our stockholders. See "Regulation and Supervision—Federal Bank Regulation—Capital Requirements." No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future.

For a further discussion concerning regulations that would impact the payment of dividends on our shares of common stock, see "Regulation and Supervision—Holding Company Regulations—Dividends and Stock Repurchases." Dividends we can declare and pay will depend, in part, upon receipt of dividends from Ponce Bank, because currently we will have no source of income other than dividends from Ponce Bank and earnings from the investment of funds held by the Company and interest payments received in connection with the loan to the employee stock ownership plan. Regulations of the OCC and FDIC impose limitations on dividends that the Bank may pay to the Company. See "Regulation and Supervision—Federal Bank Regulation—Capital Requirements."

Pursuant to our charter, we are authorized to issue preferred stock. The Company issued 225,000 shares of the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 for an aggregate purchase price equal to $225.0 million in cash, to the Treasury in a private placement pursuant to the ECIP. The Preferred Stock has priority over the holders of our shares of common stock with respect to the payment of dividends. The Company began paying dividends on its Preferred Stock during the quarter ended June 30, 2024, as required by the terms thereof.

Item 6. [Reserved.]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following management's discussion and analysis of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those described below. Such risks and uncertainties include, but are not limited to, those identified below and those described in Part I, Item 1A. "Risk Factors," within this Annual Report on Form 10-K. Discussion and analysis of our 2024 fiscal year specifically, as well as the year-over-year comparison of our 2024 financial performance to 2023, are located under Part II, Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on March 13, 2025 (the "2024 Form 10-K")*, which is available on our investor relations website at poncebank.gcs-web.com and the SEC's website at sec.gov.*

Overview

Our principal business is attracting retail deposits from the general public and investing those deposits together with funds generated from ongoing operations and borrowings, primarily in (1) originations and purchases of multi-family residential properties, commercial business loans, commercial real estate mortgage loans, one-to-four family (focusing on mixed-use properties, which are properties that contain both residential dwelling units and commercial units); (2) construction loans; (3) SBA loans; (4) mortgage-backed securities; and (5) U.S. government securities, corporate fixed-income securities and other marketable securities. We also originate certain other consumer loans including overdraft lines of credit. Our results of operations depend primarily on net interest income, which is the difference between the income earned on its interest-earning assets and the cost of our interest-bearing liabilities. We also generate non-interest income mainly from service charges and fees, late and prepayment charges, income on sale of mortgage loans and grant income. Our non-interest expense consists principally of employee compensation and benefits, occupancy and equipment costs, data processing expenses, direct loan expenses, professional fees, other operating expenses and income tax expense. Our results of operations can also be significantly affected by our periodic provision for credit losses.

Federal Economic Relief Funds To Aid Lending to Small Businesses

Emergency Capital Investment Program

On June 7, 2022 (the "Original Closing Date"), the Company issued 225,000 shares of the Company's Preferred Stock, par value $0.01 (the "Preferred Stock") for an aggregate purchase price equal to $225,000,000 in cash to the Treasury, pursuant to the Treasury's ECIP. Under the ECIP, Treasury provided investment capital directly to depository institutions that are CDFIs or MDIs or their holding companies, to provide loans, grants, and forbearance for small businesses, minority-owned businesses, and consumers, in low-income and underserved communities. No dividends accrued or were due for the first two years after issuance. For years three through ten, depending upon the level of qualified and/or deep impact lending made in targeted communities, as defined in the ECIP guidelines, dividends will be at an annual rate of either 2.0%, 1.25% or 0.5% and, thereafter, will be fixed at one of the foregoing rates. If we are unable to make qualified and/or deep impact loans at required levels, we will be required to pay dividends at the higher annual rates. Additionally, we may make qualified and/or deep impact loans that are riskier than we otherwise would in an effort to meet the lending requirements for the lower dividend rates and/or to qualify for the purchase option under the Repurchase Agreement (as described below).

Holders of Preferred Stock generally do not have any voting rights, with the exception of voting rights on certain matters as outlined in the Certificate of Designations. The Treasury is the holder of the Preferred Stock and a governmental entity, and the Treasury may hold interests that are different from a private investor in exercising its voting and other rights. In the event of a liquidation, dissolution or winding up of the Company, the Preferred Stock will be entitled to a liquidation preference, subject to certain limitations, in the amount of the sum of $1,000 per share plus declared and unpaid dividends (without accumulation of undeclared dividends) on each share.

As a participant in the ECIP, the Company must comply with certain operating requirements. Specifically, the Company must adopt the Treasury's standards for executive compensation and luxury expenses for the period during which the Treasury holds equity issued under the ECIP. These restrictions may make it difficult to adequately compensate our management team, which could impact our ability to retain qualified management. Additionally, under the ECIP regulations, the Company cannot pay dividends or repurchase its common stock unless it meets certain income-based tests and has paid the required dividends on the Preferred Stock. In

June 2024, the Company began paying dividends on its Preferred Stock, which dividends were $1.1 million and $0.6 million for the years ended December 31, 2025 and 2024, respectively.

On December 20, 2024, the Company entered into an ECIP Securities Purchase Option Agreement (the "Repurchase Agreement") with Treasury. Pursuant to the Repurchase Agreement, Treasury has granted the Company an option to purchase all of the Preferred Stock during the Option Period, which is the first fifteen years following the Original Closing Date. The purchase price for the Preferred Stock pursuant to the purchase option is determined based on a formula equal to the present value of the Preferred Stock, calculated as set forth in the Repurchase Agreement, together with any accrued and unpaid dividends thereon, as of the closing date. Subject to variations in interest rates and the equity risk premium, which are components included in the purchase price calculation, the Company presently expects that the purchase price will be at a substantial discount from the face value of the Preferred Stock.

The purchase option may not be exercised unless and until at least one of the Threshold Conditions under the Repurchase Agreement has been met. The Threshold Conditions are as follows: during the ten years that follow the Original Closing Date (the "ECIP Period") either (1) over any sixteen consecutive quarters, an average of at least 60% of the Company's Total Originations, as defined pursuant to the terms of the ECIP, qualifies as "Deep Impact Lending," as defined pursuant to the terms of the ECIP (the "Deep Impact Condition"); (2) over any twenty-four consecutive quarters, an average of at least 85% of the Company's Total Originations qualifies as "Qualified Lending," as defined pursuant to the terms of the ECIP (the "Qualified Lending Condition"); or (3) the Preferred Stock has a dividend rate of no more than 0.5%, which dividend rate is calculated pursuant to the ECIP and the terms thereof, at each of six consecutive Reset Dates, as defined in the ECIP.

The earliest possible date by which a Threshold Condition may be met is June 30, 2026, which is the end of the sixteenth consecutive quarter following the Original Closing Date. However, the Company does not currently meet any of the Threshold Conditions to exercise the purchase option, and there can be no assurance if and when the Threshold Conditions will be met. The closing of the repurchase of the Preferred Stock, if consummated, would occur between thirty and ninety days following the satisfaction of the Threshold Condition and all other applicable conditions. At present, the Company has reported 14 consecutive quarters for which it has met both the Deep Impact and Qualified Lending Conditions. The Preferred Stock currently has a dividend rate of 0.5%.

In addition to the requirement that a Threshold Condition be met, the Repurchase Agreement requires that the Company meet certain other eligibility conditions in order to exercise the purchase option in the future, including compliance with the terms of the original ECIP purchase agreement and the terms of the Preferred Stock, maintaining qualification as either a CDFI or an MDI, and meeting other legal and regulatory criteria. Although the Company currently meets the general eligibility criteria, other than satisfying one of the Threshold Conditions, there can be no assurance that the Company will meet such criteria, or any amended or additional criteria that may be imposed, in the future.

The Company believes that consummation of the repurchase of the Preferred Stock as contemplated by the Repurchase Agreement would be beneficial to its stockholders. As such, the Company expects it continue to emphasize its qualified Deep Impact Lending.

The purchase option granted under the agreement is a freestanding financial instrument under GAAP. The Company analyzed the fair value of the repurchase option in accordance with ASC Topic 820 "Fair Value Measurements" and determined that the purchase option value is de minimis as of December 20, 2024, December 31, 2024 and December 31, 2025.

CDFI Equitable Recovery Program

On February 6, 2025, the Bank received a $1.3 million grant from the Treasury as part of the CDFI Financial Assistance Award Program. This award is given to CDFIs to support their operations and expand services in economically distressed communities.

Banking Development District

The Ponce Bank Westchester Avenue Branch located at 2244 Westchester Avenue in the Castle Hill area of the Bronx was approved as a Banking Development District ("BDD"). New York State's BDD Program, administered by the Department of Financial Services ("DFS"), supports the establishment of bank and credit union branches in areas across New York State where there is a demonstrated need for banking services. To encourage participation, approved BDD branches receive access to subsidized and market rate deposits from New York State. On July 30, 2024, Ponce Bank received total program deposits of $35.0 million. On June 24, 2025, the Bank received an additional $10.0 million from the DFS resulting in a total BDD Program deposit of $45.0 million.

The Bank's Inwood Branch was also recently approved as a BDD. On February 4, 2026, the Bank received approval for additional program deposits of $35.0 million.

Westchester Avenue Branch Re-Design

On February 27, 2025, Ponce Bank officers and administrators and members of the public celebrated the Bank's transformed Westchester Avenue Branch at its grand reopening. The transformed Branch is the result of the State-of-the-art Banking Technologies combined with Community Centric Banking that is customer friendly and supportive.

The transformation relaunched a process aimed at reinforcing the role of each banking branch as a "community hub" that attracts new depositors and business customers, but anchors Ponce Bank branches as community-centric destinations. The revitalization efforts include Open Tellers that invite a more consultative experience, managers located at a central hub of the branch, private space for sensitive conversations, and meeting spaces as well as open areas with teleconferencing and AV equipment to encourage community-wide gatherings.

Coral Gables, Florida Office

On June 1, 2024, Ponce Bank opened its first-ever representative office in the state of Florida located at 1600 Ponce de Leon Drive in the Miami suburb of Coral Gables. This new office is home to a Commercial Relationship Officer who will split time between the new location and his former Bergen County, New Jersey territory. Many of our customers have businesses in Florida or spend their winter months here, and the large Hispanic community fits one of our primary demographics.

Inwood, New York Branch

On September 16, 2025, Ponce Bank opened another branch at its new location 3879 9th Avenue, New York, NY 10034. With its ribbon cutting ceremony on October 6, 2025, the Bank noted that this new branch at this Inwood location will create opportunities for residents and small business owners in one of Manhattan's most vibrant and diverse neighborhoods.

Ponce Bank Conversion

On October 10, 2025, the Company's wholly-owned subsidiary, Ponce Bank (formerly a federally chartered stock savings association), completed its conversion to a national bank and commenced operations as Ponce Bank, National Association. In connection with the conversion of Ponce Bank, the Company also commenced operations as a bank holding company as of the same date. The Company also elected financial holding company status, which allows the Company to engage in activities that are financial in nature or incidental to a financial activity.

Ponce Bank sought to become a national bank in order to increase bank powers, including its eligibility to receive municipal deposits in New York. However, the Company and Ponce Bank do not expect any material changes in their core business as a result of the Company becoming a financial holding company, and Ponce Bank becoming a national bank.

Critical Accounting Policies and Estimates

Note 1 Summary of Significant Accounting Policies to the Company's Audited Consolidated Financial Statements for the year ended December 31, 2025 contains a summary of significant accounting policies. Various elements of these accounting policies, by their nature, are subject to estimation techniques, valuation assumptions and other subjective assessments. Certain assets are carried on the Consolidated Statements of Financial Condition at estimated fair value or the lower of cost or estimated fair value. Policies with respect to the methodology used to determine the allowance for credit losses is a critical accounting policy and estimate because of its importance to the presentation of the Company's financial condition and results of operations. The critical accounting policy involves a higher degree of complexity and requires management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. The use of different judgments, assumptions, and estimates could result in material differences in the results of operations or financial condition. The critical accounting policy and its application is reviewed periodically, and at least annually, with the Audit Committee of the Board.

Allowance for credit losses in accordance with ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), was a critical accounting policy in the preparation of the consolidated financial statements as of and for the period ended December 31, 2025.

Allowance for credit loss. The ACL on loans is management's estimate of expected credit losses over the expected life of the loans at the reporting date. The ACL on loans is increased through a provision for credit losses ("PCL") recognized in the Consolidated Statements of Operations and by recoveries of amounts previously charged off. The ACL on loans is reduced by charge-offs on loans. Loan charge-offs are recognized when Management believes the collectability of the principal balance outstanding is unlikely. Full or partial charge-offs on collateral-dependent individually analyzed loans are generally recognized when the collateral is deemed to be insufficient to support the carrying value of the loan.

Policies with respect to the methodology used to determine the ACL is a critical accounting policy and estimate because of its importance to presentation of the Company's financial condition and results of operations and high level of subjectivity. The critical accounting policy involves a higher degree of complexity and requires management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. The use of different judgments, assumptions, and estimates could result in material differences in the results of operations or financial condition. The ACL policy and its application is reviewed periodically, and at least annually, with the Audit Committee of the Board of Directors.

If our loss rate factor was to increase 10 basis points, our reserve would increase by approximately $2.6 million. Likewise, if our loss rate factor was to decrease 10 basis points, our reserve would decrease by approximately $2.6 million.

The discussion and analysis of the financial condition and results of operations are based on the Company's consolidated financial statements, which are prepared in conformity with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. The estimates and assumptions used are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

See Note 1, "Nature of Business and Summary of Significant Accounting Policies," to the accompanying Financial Statements for a discussion of significant accounting policies.

Company's Growth

The Company has deployed a mobile application that digitizes the lending workflow from pre-approval to servicing and enables the Company to originate, close and fund small business loans within very short spans of time, without requiring a physical presence within banking offices and with automated underwriting using both traditional and non-traditional methods. The application was developed by Lending Front, a fintech in which the Company has acquired a financial interest. All Commercial Relationship Officers and Banking Branch Managers utilize these capabilities. The Company is seeking to establish loan origination partnerships with non-profit and community-based organizations to ensure penetration in underserved and underbanked markets.

The Company continues its relationship with Raisin Solutions US LLC ("Raisin"), a fintech that focuses on gathering deposits for financial institutions through the Internet. As of December 31, 2025 and 2024, the Company had $643.9 million and $574.1 million, respectively, in such deposits, which the Company classifies as core deposits.

Because the Company, through Ponce Bank, is an MDI and a CDFI, deposits made by other financial institutions may be treated as CRA credits by those depository institutions.

At December 31, 2018, the first year after our initial public offering, the Company had approximately $1.06 billion in assets, $918.5 million in loans, net of allowance for credit losses of $12.7 million, and $809.8 million in deposits. The Company has since grown to $3.22 billion in assets, $2.60 billion in loans, net of allowance for credit losses of $25.4 million, and $2.05 billion in deposits at December 31, 2025, all while investing in infrastructure, implementing digital banking and diversifying its product offering. The Company believes that it is poised to enhance its presence, locally and in similar communities outside New York, as a leading CDFI and MDI financial institution holding company.

Comparison of Financial Condition at December 31, 2025 and December 31, 2024

Total Assets. Total consolidated assets increased $184.0 million, or 6.1%, to $3.22 billion at December 31, 2025 from $3.04 billion at December 31, 2024. The increase in total assets is largely attributable to increases of $312.7 million in net loans receivable and $10.7 million in purchases of FRBNY stock, partially offset by decreases of $95.0 million in held-to-maturity securities, $13.7 million in cash and cash equivalents, $12.8 million in available-for-sale securities, $7.6 million in other assets, $7.3 million in mortgage loans held for sale, $1.5 million in right of use assets, $1.2 million in premises and equipment, net and $0.6 million in deferred tax assets.

Cash and Cash Equivalents. Cash and cash equivalents decreased $13.7 million, or 9.8%, to $126.2 million at December 31, 2025, compared to $139.8 million at December 31, 2024. The decrease in cash and cash equivalents was primarily attributable to an increase of $329.2 million in net loans, $10.7 million in purchase of FRBNY stock, a decrease of $2.7 million in operating lease liabilities, $1.6 million decrease in other liabilities, $1.1 million in dividend paid on preferred stock and $1.0 million in gain on sale of loans. The decrease in cash and cash equivalents was partially offset by an increase of $151.4 million in net deposits, $113.5 million in proceeds from maturities/calls of securities, $12.6 million decrease in loans held for sale, $7.8 million in proceeds from the sale of loans, $7.6 million decrease in other assets, $4.8 million in depreciation and amortization, $4.2 million in stock-based compensation and $3.8 million in provision for credit losses.

Securities. The Company securities portfolio decreased $12.8 million, or 12.2%, to $92.2 million in available-for-sale at December 31, 2025 from $105.0 million December 31, 2024 and decreased $95.0 million, or 25.8%, to $273.0 million in held-to-maturity at December 31, 2025 from $367.9 million at December 31, 2024. The decrease in the securities portfolio was primarily due to four available-for-sale securities in the total amount of $8.3 million and three held-to-maturity securities in the total amount of $50.0 million that matured or were called during the year ended December 31, 2025 and changes in principal amount of the securities.

Gross Loans Receivable. The composition of gross loans receivable at December 31, 2025 and 2024 and the percentage of each classification to total loans are summarized as follows:

	December 31, 2025		December 31, 2024		Increase (Decrease)	
	Amount	Percent	Amount	Percent	Dollars	Percent
	(Dollars in thousands)					
Mortgage loans:						
1-4 Family residential						
Investor-Owned	$ 307,267	11.7%	$ 330,053	14.3%	$ (22,786)	(6.9%)
Owner-Occupied	127,107	4.8%	142,363	6.2%	(15,256)	(10.7%)
Multifamily residential	756,542	28.8%	670,159	29.0%	86,383	12.9%
Nonresidential properties	526,210	20.1%	389,898	16.9%	136,312	35.0%
Construction and land	854,096	32.5%	733,660	31.8%	120,436	16.4%
Total mortgage loans	2,571,222	98.0%	2,266,133	98.2%	305,089	13.5%
Nonmortgage loans:						
Business loans	53,063	2.0%	40,849	1.8%	12,214	29.9%
Consumer loans	625	0.0%	1,038	0.0%	(413)	(39.8%)
	53,688	2.0%	41,887	1.8%	11,801	28.2%
Total	$ 2,624,910	100.0%	$ 2,308,020	100.0%	$ 316,890	13.7%

ACL was $25.4 million and $22.5 million at December 31, 2025 and 2024, respectively.

Based on current internal loan reviews, the Company believes that the quality of our underwriting, our weighted average loan-to-value ratio of 50.0% and our customer selection processes have served us well and provided us with a reliable base with which to maintain a well-protected loan portfolio.

Multifamily residential loans increased $86.4 million, or 12.9%, when compared to December 31, 2024. The majority of the increases in multifamily residential loans that were refinanced from construction and land loans to a new permanent loan facilities.

Nonresidential properties loans increased $136.3 million, or 35.0%, when compared to December 31, 2024. The majority of the increases in nonresidential properties loans were refinanced from construction and land loans to a new permanent loan facility.

Construction and land loans increased $120.4 million, or 16.4%, when compared to December 31, 2024. The $120.4 million growth in construction and land loans is related to funding of existing commitments prior to 2025 and new commitments, offset by loans that were refinanced from construction and land loans to new permanent loan facilities.

Our commitments to grant new mortgage loans decreased by $212.6 million as of December 31, 2025 compared to December 31, 2024. See Note 13 ("Commitments, Contingencies and Credit Risk") of Notes to the Consolidated Financial Statements.

The Company had 73 construction and land loans with balances of $854.1 million as indicated in the table above. Of those loans, 36 loans with aggregate balances of $520.6 million, or 60.9%, of the total, have a percentage of completion of 80% or more. Within those 36 loans there are 20 loans with balances of $314.8 million that are 100% completed and the properties have received their certificates of occupancy.

Commercial real estate loans, as defined by applicable banking regulations, include multifamily residential, nonresidential properties, and construction and land mortgage loans. At December 31, 2025 and 2024, approximately 3.1% and 3.5%, respectively, of the outstanding principal balance of the Bank's commercial real estate loans were secured by owner-occupied commercial real estate. Owner-occupied commercial real estate is similar in many ways to commercial and industrial lending in that these loans are generally made to businesses predominantly on the basis of the cash flows of the business rather than on valuation of the real estate.

Banking regulations have established guidelines relating to the amount of construction and land loans and investor- owned commercial real estate loans of 100% and 300% of total risk-based capital, respectively. Should a bank's ratios be in excess of these guidelines, banking regulations generally require an increased level of monitoring in these lending areas by bank management. The Bank's policy is to operate up to 200% for construction and land loans and up to 450% for investor owned commercial real estate loans. Both ratios are calculated by dividing certain types of loan balances for each of the two categories by the Bank's total risk-based capital. At December 31, 2025 and 2024, the Bank's construction and land loans as a percentage of total risk-based capital were 156.7% and 145.0%, respectively. Investor owned commercial real estate loans as a percentage of total risk-based capital were 393.1% and 341.7% as of December 31, 2025 and 2024, respectively. At December 31, 2025, the Bank was above the 100% guidelines established by the banking regulations but under the 200% guidelines set by the Bank for construction and land loans and above the 300% guideline established by banking regulators but under the 450% guidelines set by the Bank for investor owned commercial real estate loans. Management believes that it has established the appropriate level of controls to monitor the Bank's lending in these areas.

Mortgage Loans Held For Sale. Mortgage loans held for sale, at fair value, at December 31, 2025 decreased $7.3 million to $3.4 million from $10.7 million at December 31, 2024.

Deposits. The composition of deposits at December 31, 2025 and 2024 and changes in dollars and percentages are summarized as follows:

	December 31, 2025		December 31, 2024		Increase (Decrease)	
	Amount	Percent of Total	Amount	Percent of Total	Dollars	Percent
	(Dollars in thousands)					
Demand	$ 208,250	10.2%	$ 169,178	8.9%	$ 39,072	23.1%
Interest-bearing deposits:						
NOW/IOLA accounts	84,012	4.1%	62,616	3.3%	21,396	34.2%
Money market accounts	779,532	38.1%	636,219	33.6%	143,313	22.5%
Reciprocal deposits	152,630	7.5%	130,677	6.9%	21,953	16.8%
Savings accounts [1]	117,708	5.8%	116,219	6.1%	1,489	1.3%
Total NOW, money market, reciprocal and savings	1,133,882	55.4%	945,731	49.9%	188,151	19.9%
Certificates of deposit of $250K or more	202,500	9.9%	204,293	10.7%	(1,793)	(0.9%)
Brokered certificates of deposit [2]	67,942	3.3%	94,531	5.0%	(26,589)	(28.1%)
Listing service deposits [2]	4,150	0.2%	7,376	0.4%	(3,226)	(43.7%)
Certificates of deposit less than $250K	429,911	21.0%	474,104	24.9%	(44,193)	(9.3%)
Total certificates of deposit	704,503	34.4%	780,304	41.1%	(75,801)	(9.7%)
Total interest-bearing deposits	1,838,385	89.8%	1,726,035	91.1%	112,350	6.5%
Total deposits	$2,046,635	100.0%	$1,895,213	100.0%	$151,422	8.0%

(1) As of December 31, 2025 and 2024, Advance payments by borrowers for taxes and insurance in the amounts of $11.5 million and $10.3 million, respectively, are included in deposits.

(2) At December 31, 2025 and 2024, there were no individual listing service deposits amounting to $250,000 or more. At December 31, 2025, there were no brokered certificates of deposit amounting to $250,000 or more. At December 31, 2024, there was one brokered certificate of deposit in the amount of $1.5 million amounting to $250,000 or more. All other brokered certificates of deposit individually amounted to less than $250,000.

When wholesale funding is necessary to complement the Company's core deposit base, management determines which source is best suited to address both liquidity risk and interest rate risk in line with management objectives. The Company's Interest Rate Risk Policy imposes limitations on overall wholesale funding and noncore funding reliance. The overall reliance on wholesale funding and noncore funding were within those policy limitations as of December 31, 2025 and 2024. The Management Asset/Liability Committee generally meets on a monthly basis to review funding needs, if any, and to ensure the Company operates within the approved limitations.

Borrowings. At December 31, 2025 and 2024, the Bank had outstanding borrowings of $596.1 million and $571.1 million, respectively, in term advances from the FHLBNY. The Bank also had no overnight line of credit advance at December 31, 2025 and had one overnight line of credit advance in the amount of $25.0 million from the FHLBNY at December 31, 2024. Additionally, the Bank had two unsecured lines of credit in the amount of $75.0 million with two correspondent banks for both periods at December 31, 2025 and 2024. The Bank did not have any term and overnight line of credit advances from the FRBNY at both December 31, 2025 and 2024.

Stockholders' Equity. The Company's consolidated stockholders' equity increased $36.0 million, or 7.1%, to $541.5 million at December 31, 2025, from $505.5 million at December 31, 2024. The $36.0 million increase in stockholders' equity was largely attributable to $28.7 million in net income, $4.5 million in other comprehensive income, $1.9 million impact to additional paid in capital as a result of share-based compensation, $1.9 million from release of ESOP shares and $0.1 million from exercise of stock options, offset by $1.1 million in dividends on preferred shares.

Comparison of Results of Operations for the Years Ended December 31, 2025 and 2024

The discussion of the Company's results of operations for the years ended December 31, 2025 and 2024 are presented below. The results of operations for periods may not be indicative of future results.

The following table presents the results of operations for the periods indicated:

	For the Years Ended December 31,		Increase (Decrease)	
	2025	**2024**	**Dollars**	**Percent**
	(Dollars in thousands)			
Interest and dividend income	$ 185,525	$ 162,637	$ 22,888	14.1%
Interest expense	85,714	86,157	(443)	(0.5%)
Net interest income	99,811	76,480	23,331	30.5%
Provision for credit losses	3,783	551	3,232	586.6%
Net interest income after provision for credit losses	96,028	75,929	20,099	26.5%
Non-interest income	9,412	7,213	2,199	30.5%
Non-interest expense	67,009	67,457	(448)	(0.7%)
Income before income taxes	38,431	15,685	22,746	145.0%
Provision for income taxes	9,728	4,713	5,015	106.4%
Net income	28,703	10,972	17,731	161.6%
Dividends on preferred shares	1,125	638.0	487	76.3%
Net income available to common stockholders	$ 27,578	$ 10,334	$ 17,244	166.9%
Earnings per share:				
Basic	$ 1.21	$ 0.46	$ 0.75	163.0%
Diluted	$ 1.20	$ 0.46	$ 0.74	160.9%

Net Income Available to Common Stockholders. Net income available to common stockholders for the year ended December 31, 2025 was $27.6 million compared to net income available to common stockholders of $10.3 million for the year ended December 31, 2024. Earnings per basic share was $1.21 and diluted share was $1.20 for the year ended December 31, 2025 compared to earnings per basic and diluted share of $0.46 for the year ended December 31, 2024. The $17.2 million increase in net income available to common stockholders was attributable to increases of $23.3 million in net interest income and $2.2 million in non-interest income, and a decrease of $0.4 million in non-interest expense, partially offset by increases of $5.0 million in provision for income taxes, $3.2 million in provision for credit losses and $0.5 million in dividends on preferred shares.

Interest and Dividend Income. Interest and dividend income increased $22.9 million, or 14.1%, to $185.5 million for the year ended December 31, 2025 from $162.6 million for the year ended December 31, 2024. Interest income on loans receivable, which is the Bank's primary source of income, increased $32.0 million, or 24.5% to $162.5 million for the year ended December 31, 2025 from $130.5 million for the year ended December 31, 2024. Interest and dividend income on securities, FHLBNY stock and deposits due from banks decreased $9.1 million, or 28.4%, to $23.0 million for the year ended December 31, 2025 from $32.1 million for the year ended December 31, 2024.

The following table presents interest income on loans receivable for the periods indicated:

| | For the Years Ended December 31, | | Change | |
	2025	2024	Amount	Percent
	(Dollars in thousands)			
1-4 Family residential	$ 27,720	$ 29,715	$ (1,995)	(6.7%)
Multifamily residential	38,212	29,996	8,216	27.4%
Nonresidential properties	31,941	19,387	12,554	64.8%
Construction and land	59,192	48,476	10,716	22.1%
Business loans	5,372	2,271	3,101	136.5%
Consumer loans	75	667	(592)	(88.8%)
Total interest income on loans receivable	$ 162,512	$ 130,512	$ 32,000	24.5%

The following table presents interest and dividend income on securities and FHLBNY stock and deposits due from banks for the periods indicated:

| | For the Years Ended December 31, | | Change | |
	2025	2024	Amount	Percent
	(Dollars in thousands)			
Interest on deposits due from banks	$ 4,663	$ 8,666	$ (4,003)	(46.2%)
Interest on securities	16,050	21,289	(5,239)	(24.6%)
Dividend on FHLBNY stock	2,300	2,170	130	6.0%
Total interest and dividend income	$ 23,013	$ 32,125	$ (9,112)	(28.4%)

Interest Expense. Interest expense decreased $0.4 million, or 0.5%, to $85.7 million for the year ended December 31, 2025 from $86.2 million for the year ended December 31, 2024, primarily due to higher market interest rates.

| | For the Years Ended December 31, | | Change | |
	2025	2024	Amount	Percent
	(Dollars in thousands)			
Certificates of deposit	$ 28,395	$ 27,768	$ 627	2.3%
Money market	36,119	30,148	5,971	19.8%
Savings	112	114	(2)	(1.8%)
NOW/IOLA	483	662	(179)	(27.0%)
Borrowings	20,605	27,465	(6,860)	(25.0%)
Total interest expense	$ 85,714	$ 86,157	$ (443)	(0.5%)

Net Interest Income. Net interest income increased $23.3 million, or 30.5%, to $99.8 million for the year ended December 31, 2025 from $76.5 million for the year ended December 31, 2024. The $23.3 million increase in net interest income for the year ended December 31, 2025 compared to the year ended December 31, 2024 was attributable to an increase of $22.9 million in total interest and dividend income primarily due to increases in average loans receivable and a decrease of $0.4 million in interest expense.

Net interest rate spread increased by 68 basis points to 2.50% for the year ended December 31, 2025 from 1.82% for the year ended December 31, 2024. The increase in the net interest rate spread for the year ended December 31, 2025 compared to the year ended December 31, 2024 was primarily due to an increase in the average yields on interest-earning assets of 37 basis points to 6.10% for the year ended December 31, 2025 from 5.74% for the year ended December 31, 2024 and a decrease in the average rates paid on interest-bearing liabilities of 30 basis points to 3.61% for the year ended December 31, 2025 from 3.91% for the year ended December 31, 2024.

Net interest margin increased 58 basis points for the year ended December 31, 2025, to 3.28% from 2.70%% for the year ended December 31, 2024, reflecting an increase in organic loan growth.

On September 18, 2024, the Federal Reserve announced that the target range for the federal funds rate decreased by 50 basis points to 4.75% to 5.00% effective on September 19, 2024. It marked the first rate cut in over four years and signaled a shift in strategy aimed at bolstering the economy and preventing a rise in unemployment. In November 2024, the Federal Reserve lowered the target range by 25 basis points to 4.50% to 4.75% and in December 2024 another 25 basis points to 4.25% to 4.50%. The Federal Reserve reduced the federal funds rate by 25 basis points each in September 2025, October 2025 and December 2025, resulting in the current federal funds rate range of 3.50% to 3.75%. At its January 2026 meeting, the Federal Reserve kept its interest rate steady at 3.50% to 3.75%. Our net interest income may be positively impacted if the demand for loans increases due to the lower rates, alone or in tandem with lower inflation.

Non-Interest Income. Non-interest income increased $2.2 million, or 30.5%, to $9.4 million for the year ended December 31, 2025 from $7.2 million for the year ended December 31, 2024. The $2.2 million increase from the year ended December 31, 2024 was primarily attributable to increases of $1.6 million in late and prepayment charges, $1.3 million in grant income, and $0.3 million in income on sale of SBA loans, partially offset by decreases of $0.6 million in other non-interest income and $0.4 million in income on the sale of mortgage loans.

The following table presents non-interest income for the periods indicated:

| | For the Years Ended December 31, | | Change | |
| | 2025 | 2024 | Amount | Percent |
	(Dollars in thousands)			
Service charges and fees	$ 2,117	$ 1,973	$ 144	7.3%
Brokerage commissions	35	61	(26)	(42.6%)
Late and prepayment charges	2,785	1,180	1,605	136.0%
Income on sale of mortgage loans	622	1,048	(426)	(40.6%)
Income on sale of SBA loans	404	148	256	173.0%
Grant income	1,285	—	1,285	— %
Other	2,164	2,803	(639)	(22.8%)
Total non-interest income	$ 9,412	$ 7,213	$ 2,199	30.5%

Non-Interest Expense. Non-interest expense decreased $0.4 million, or 0.7%, to $67.0 million for the year ended December 31, 2025 from $67.5 million for the year ended December 31, 2024. The $0.4 million decrease in non-interest expense was mainly attributable to decreases of $1.7 million in direct loan expenses, $0.6 million in professional fees, $0.3 million in federal deposit insurance and regulatory assessment, and $0.3 million in office supplies, telephone and postage, partially offset by increases of $0.9 million in occupancy and equipment, $0.5 million in compensation and benefits, $0.5 million in data processing expenses and $0.2 million in other operating expense.

The following table presents non-interest expense for the periods indicated:

| | For the Years Ended December 31, | | Change | |
| | 2025 | 2024 | Amount | Percent |
	(Dollars in thousands)			
Compensation and benefits	$ 31,388	$ 30,910	$ 478	1.5%
Occupancy and equipment	15,787	14,880	907	6.1%
Data processing expenses	4,859	4,382	477	10.9%
Direct loan expenses	900	2,555	(1,655)	(64.8%)
Insurance and surety bond premiums	1,254	1,101	153	13.9%
Office supplies, telephone and postage	700	998	(298)	(29.9%)
Professional fees	5,532	6,146	(614)	(10.0%)
Microloans recoveries	—	(201)	201	(100.0%)
Marketing and promotional expenses	627	714	(87)	(12.2%)
Federal deposit insurance and regulatory assessment	1,370	1,627	(257)	(15.8%)
Other operating expenses	4,592	4,345	247	5.7%
Total non-interest expense	$ 67,009	$ 67,457	$ (448)	(0.7%)

Income Tax Provision. The Company had a provision for income taxes of $9.7 million and $4.7 million for the year ended December 31, 2025 and 2024, respectively.

Credit Quality. Total non-performing assets and accruing modifications to borrowers experiencing financial difficulty, including loans held for sale, decreased $1.9 million to $30.2 million at December 31, 2025 from $32.1 million at December 31, 2024.

During the year ended December 31, 2025, a credit loss provision of $3.8 million on loans was recorded, consisting of $4.5 million charged on the funded portion and a benefit of $0.7 million on the unfunded portion on loans. During the year ended December 31, 2024, a credit loss provision of $0.8 million on loans was recorded, consisting of $1.5 million charged on the funded portion on loans and a benefit of $0.7 million on unfunded portion on loans.

Average Balance Sheets

The following table sets forth average outstanding balances, average yields and rates, and certain other information for the periods indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. Average balances are derived from average daily balances. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense.

	For the Years Ended December 31,					
	2025			**2024**		
	Average Outstanding Balance	**Interest**	**Average Yield/ Rate**	**Average Outstanding Balance**	**Interest**	**Average Yield/ Rate** [1]
	(Dollars in thousands)					
Interest-earning assets:						
Loans [1]	$ 2,472,805	162,512	6.57%	$ 2,094,820	$ 130,512	6.23%
Securities [2]	427,033	16,050	3.76%	548,641	21,289	3.88%
Other [3]	141,438	6,963	4.92%	192,403	10,836	5.63%
Total interest-earning assets	3,041,276	185,525	6.10%	2,835,864	162,637	5.74%
Non-interest-earning assets	100,790			107,017		
Total assets	$ 3,142,066			$ 2,942,881		
Interest-bearing liabilities:						
NOW/IOLA	$ 73,102	$ 483	0.66%	$ 74,796	$ 662	0.89%
Money market	901,692	36,119	4.01%	654,521	30,148	4.61%
Savings [4]	119,335	112	0.09%	125,062	114	0.09%
Certificates of deposit	744,497	28,395	3.81%	676,306	27,768	4.11%
Total deposits	1,838,626	65,109	3.54%	1,530,685	58,692	3.83%
Borrowings	534,183	20,605	3.86%	670,982	27,465	4.09%
Total interest-bearing liabilities	2,372,809	85,714	3.61%	2,201,667	86,157	3.91%
Non-interest-bearing liabilities:						
Non-interest-bearing demand	207,288	—		191,155	—	
Other non-interest-bearing liabilities	38,431	—		50,259	—	
Total non-interest-bearing liabilities	245,719	—		241,414	—	
Total liabilities	2,618,528	85,714		2,443,081	86,157	
Total equity	523,538			499,800		
Total liabilities and total equity	$ 3,142,066		3.61%	$ 2,942,881		3.91%
Net interest income		$ 99,811			$ 76,480	
Net interest rate spread [5]			2.50%			1.82%
Net interest-earning assets [6]	$ 668,467			$ 634,197		
Net interest margin [7]			3.28%			2.70%
Average interest-earning assets to interest-bearing liabilities			128.17%			128.81%

(1) Loans include loans and mortgage loans held for sale, at fair value.
(2) Securities include available-for-sale securities and held-to-maturity securities.
(3) Includes FHLBNY demand account, FHLBNY stock dividends and FRBNY demand deposits.

(4)	For the year ended December 31, 2024, advance payments by borrowers for taxes and insurance in the amounts of $14.0 million, were reclassified to savings.

(5)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.

(6)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(7)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on the Company's net interest income for the periods indicated. The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	For the Years Ended December 31, 2025 vs. 2024		
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
	(In thousands)		
Interest-earning assets:			
Loans [1]	$ 23,549	$ 8,451	$ 32,000
Securities [2]	(4,719)	(520)	(5,239)
Other	(2,870)	(1,003)	(3,873)
Total interest-earning assets	15,960	6,928	22,888
Interest-bearing liabilities:			
NOW/IOLA	(15)	(164)	(179)
Money market	11,385	(5,414)	5,971
Savings	(5)	3	(2)
Certificates of deposit	2,800	(2,173)	627
Total deposits	14,165	(7,748)	6,417
Borrowings	(5,600)	(1,260)	(6,860)
Total interest-bearing liabilities	8,565	(9,008)	(443)
Change in net interest income	$ 7,395	$ 15,936	$ 23,331

(1)	Loans include loans and mortgage loans held for sale, at fair value.
(2)	Securities include available-for-sale securities and held-to-maturity securities.

Management of Market Risk

General. The most significant form of market risk is interest rate risk because, as a financial institution, the majority of the Bank's assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of its financial condition and results of operations to changes in market interest rates. The Bank's Asset/Liability Committee ("ALCO") is responsible for evaluating the interest rate risk inherent in the Bank's assets and liabilities, for determining the level of risk that is appropriate, given the business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with policies and guidelines approved by the Board of Directors. The Bank currently utilizes a third-party modeling solution that is prepared on a quarterly basis, to evaluate its sensitivity to changing interest rates, given the Bank's business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors.

Net Interest Income Simulation Models. Management utilizes a respected, sophisticated third party designed asset liability modeling software that measures the Bank's earnings through simulation modeling. Earning assets, interest-bearing liabilities and off-balance sheet financial instruments are combined with forecasts of interest rates for the next 12 months and are combined with other factors in order to produce various earnings simulations over that same 12-month period. To limit interest rate risk, the Bank has policy guidelines for earnings risk which seek to limit the variance of net interest income under instantaneous changes to interest rates. As of December 31, 2025, in the event of an instantaneous upward and downward change in rates from management's interest rate forecast over the next twelve months, assuming a static balance sheet, the following estimated changes are calculated:

Rate Shift (1)	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(Dollars in thousands)	
+400	$ 107,380	(2.59%)
+300	108,103	(1.93%)
+200	108,876	(1.23%)
+100	109,602	(0.57%)
Level	110,235	— %
-100	110,632	0.36%
-200	111,115	0.80%
-300	111,629	1.26%
-400	109,874	(0.33%)

(1) Assumes an instantaneous uniform change in interest rates at all maturities.

Although an instantaneous and severe shift in interest rates was used in this analysis to provide an estimate of exposure under these scenarios, management believes that a gradual shift in interest rates would have a more modest impact. Further, the earnings simulation model does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships, and changing product spreads that could alter any potential adverse impact of changes in interest rates.

The behavior of the deposit portfolio in the baseline forecast and in alternate interest rate scenarios set out in the table above is a key assumption in the projected estimates of net interest income. The projected impact on net interest income in the table above assumes no change in deposit portfolio size or mix from the baseline forecast in alternative rate environments. In higher rate scenarios, any customer activity resulting in the replacement of low-cost or non-interest-bearing deposits with higher-yielding deposits or market-based funding would reduce the benefit in those scenarios.

At December 31, 2025, the earnings simulation model indicated that the Bank was in compliance with the Board of Directors approved Interest Rate Risk Policy.

Economic Value of Equity Model. While earnings simulation modeling attempts to determine the impact of a changing rate environment to net interest income, the Economic Value of Equity Model ("EVE") measures estimated changes to the economic values of assets, liabilities and off-balance sheet items as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case EVE. Rates are then shocked as prescribed by the Interest Rate Risk Policy to measure the sensitivity in EVE values for each of those shocked rate scenarios versus the base case. The Interest Rate Risk Policy sets limits for those sensitivities. At December 31, 2025, the EVE modeling calculated the following estimated changes in EVE due to instantaneous upward and downward changes in rates:

Change in Interest Rates (basis points) (1)	Estimated EVE (2)	Estimated Increase (Decrease) in EVE		EVE as a Percentage of Present Value of Assets (3)	
		Amount	Percent	EVE Ratio (4)	Increase (Decrease) (basis points)
		(Dollars in thousands)			
+400	$ 476,083	$ (89,996)	(15.90%)	15.87%	(1,590)
+300	495,871	(70,208)	(12.40%)	16.28%	(1,240)
+200	517,255	(48,824)	(8.62%)	16.72%	(862)
+100	542,057	(24,022)	(4.24%)	17.24%	(424)
Level	566,079	—	0.00%	17.70%	—
-100	589,181	23,102	4.08%	18.10%	408
-200	607,942	41,863	7.40%	18.35%	740
-300	633,242	67,163	11.86%	18.72%	1,186
-400	654,434	88,355	15.61%	18.98%	1,561

(1) Assumes an instantaneous uniform change in interest rates at all maturities.

(2) EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.

(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.

(4) EVE Ratio represents EVE divided by the present value of assets.

Although an instantaneous and severe shift in interest rates was used in this analysis to provide an estimate of exposure under these scenarios, management believes that a gradual shift in interest rates would have a more modest impact. Since EVE measures the discounted present value of cash flows over the estimated lives of instruments, the change in EVE does not directly correlate to the degree that earnings would be impacted over a shorter time horizon (i.e., the current year). Further, EVE does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships, and changing product spreads that could alter the adverse impact of changes in interest rates.

At December 31, 2025, the EVE model indicated that the Bank was in compliance with the Board of Directors approved Interest Rate Risk Policy.

Most Likely Earnings Simulation Models. Management also analyzes a most-likely earnings simulation scenario that projects the expected change in rates based on a forward yield curve adopted by management using expected balance sheet volumes forecasted by management. Separate growth assumptions are developed for loans, investments, deposits, etc. Other interest rate scenarios analyzed by management may include delayed rate shocks, yield curve steepening or flattening, or other variations in rate movements to further analyze or stress the balance sheet under various interest rate scenarios. Each scenario is evaluated by management and weighted to determine the most likely result. These processes assist management to better anticipate financial results and, as a result, management may determine the need to review other operating strategies and tactics which might enhance results or better position the balance sheet to reduce interest rate risk going forward.

Each of the above analyses may not, on its own, be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as interest rate caps and floors) which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. The ALCO Committee reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing and capital policies.

Management's model governance, model implementation and model validation processes and controls are subject to review in the Bank's regulatory examinations to ensure they are in compliance with the most recent regulatory guidelines and industry and regulatory practices. Management utilizes a respected, sophisticated third party designed asset liability modeling software to help ensure implementation of management's assumptions into the model are processed as intended in a robust manner. That said, there are numerous assumptions regarding financial instrument behaviors that are integrated into the model. The assumptions are formulated by combining observations gleaned from the Bank's historical studies of financial instruments and the best estimations of how, if at all, these instruments may behave in the future given changes in economic conditions, technology, etc. These assumptions may prove to be inaccurate. Additionally, given the large number of assumptions built into Bank's asset liability modeling software, it is difficult, at best, to compare its results to other banks.

The ALCO Committee may determine that the Company should over time become more or less asset or liability sensitive depending on the underlying balance sheet circumstances and its conclusions regarding interest rate fluctuations in future periods. The Federal Reserve announced that the target range for the federal funds rate decreased by 50 basis points to 4.75% to 5.00% effective on September 19, 2024. It marked the first rate cut in over four years and signaled a shift in strategy aimed at bolstering the economy and preventing a rise in unemployment. In November 2024, the Federal Reserve lowered the target range by 25 basis points to 4.50% to 4.75% and in December 2024 another 25 basis points to 4.25% to 4.50%. The Federal Reserve reduced the federal funds rate by 25 basis points each in September 2025, October 2025 and December 2025, resulting in the current federal funds rate range of 3.50% to 3.75%. Our net interest income may be positively impacted if the demand for loans increases due to the lower rates, alone or in tandem with lower inflation, or it may be negatively impacted if we fail to appropriately time adjustments to our funding costs and the rates we earn on our loans.

GAP Analysis. In addition, management analyzes interest rate sensitivity by monitoring the Bank's interest rate sensitivity "gap." The interest rate sensitivity gap is the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest bearing-liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets maturing or repricing during a period exceeds the amount of interest rate sensitive liabilities maturing or repricing during the same period, and a gap is considered negative when the amount of interest rate sensitive liabilities maturing or repricing during a period exceeds the amount of interest rate sensitive assets maturing or repricing during the same period.

The following table sets forth the Company's interest-earning assets and its interest-bearing liabilities at December 31, 2025, which are anticipated to reprice or mature in each of the future time periods shown based upon certain assumptions. The amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2025, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and as a result of contractual rate adjustments on adjustable-rate loans.

	December 31, 2025 Time to Repricing							
	Zero to 90 Days	Zero to 180 Days	Zero Days to One Year	Zero Days to Five Years	Five Years Plus	Total Earning Assets & Costing Liabilities	Non Earning Assets & Non Costing Liabilities	Total
	(Dollars in thousands)							
Assets:								
Interest-bearing deposits in banks	$ 97,643	$ 97,643	$ 97,643	$ 97,643	$ —	$ 97,643	$ 28,511	$ 126,154
Securities [1]	27,429	37,828	63,963	235,594	143,993	379,587	(14,409)	365,178
Placements with banks	—	—	—	249	—	249	—	249
Net loans (includes LHFS)	784,821	1,022,289	1,454,001	2,568,380	53,141	2,621,521	(18,875)	2,602,646
FHLBNY stock	29,309	29,309	29,309	29,309	—	29,309	—	29,309
FRBNY stock	10,698	10,698	10,698	10,698	—	$ 10,698	—	10,698
Other assets	—	—	—	—	—	—	89,736	89,736
Total	$ 949,900	$ 1,197,767	$ 1,655,614	$ 2,941,873	$ 197,134	$ 3,139,007	$ 84,963	$ 3,223,970
Liabilities:								
Non-maturity deposits	$ 79,323	$ 158,647	$ 317,295	$ 975,246	$ 375,933	$ 1,351,179	$ (9,047)	$ 1,342,132
Certificates of deposit	283,828	450,633	594,370	704,503	—	704,503	—	704,503
Borrowings	75,000	75,000	225,000	596,100	—	596,100	—	596,100
Other liabilities	-	-	-	-	-	-	39,686	39,686
Total liabilities	438,151	684,280	1,136,665	2,275,849	375,933	2,651,782	30,639	2,682,421
Capital	—	—	—	—	—	—	541,549	541,549
Total liabilities and capital	$ 438,151	$ 684,280	$ 1,136,665	$ 2,275,849	$ 375,933	$ 2,651,782	$ 572,188	$ 3,223,970
Asset/liability gap	$ 511,749	$ 513,487	$ 518,949	$ 666,024	$ (178,799)	$ 487,225		
Gap/assets ratio	216.80%	175.04%	145.66%	129.26%	52.44%	118.37%		

(1) Includes available-for-sale securities and held-to-maturity securities.

The following table sets forth the Company's interest-earning assets and its interest-bearing liabilities at December 31, 2024, which are anticipated to reprice or mature in each of the future time periods shown based upon certain assumptions. The amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2024, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and as a result of contractual rate adjustments on adjustable-rate loans.

December 31, 2024
Time to Repricing

	Zero to 90 Days	Zero to 180 Days	Zero Days to One Year	Zero Days to Five Years	Five Years Plus	Total Earning Assets & Costing Liabilities	Non Earning Assets & Non Costing Liabilities	Total
	(Dollars in thousands)							
Assets:								
Interest-bearing deposits in banks	$ 104,361	$ 104,361	$ 104,361	$ 104,361	$ —	$ 104,361	$ 35,478	$ 139,839
Securities [1]	23,921	56,636	107,958	288,893	203,742	492,635	(19,727)	472,908
Placement with banks	249	249	249	249	—	249	—	249
Net loans (includes LHFS)	267,730	415,218	923,776	2,210,873	81,816	2,292,689	4,646	2,297,335
FHLBNY stock	29,182	29,182	29,182	29,182	—	29,182	—	29,182
Other assets	—	—	—	—	—	—	100,425	100,425
Total	$ 425,443	$ 605,646	$ 1,165,526	$ 2,633,558	$ 285,558	$ 2,919,116	$ 120,822	$ 3,039,938
Liabilities:								
Non-maturity deposits	$ 60,746	$ 121,499	$ 243,005	$ 870,025	$ 60,680	930,705	184,204	$ 1,114,909
Certificates of deposit	315,709	502,093	670,619	780,304	—	780,304	—	780,304
Borrowings	75,000	75,000	125,000	596,100	—	596,100	—	596,100
Other liabilities	—	—	—	—	—	—	43,125	43,125
Total liabilities	451,455	698,592	1,038,624	2,246,429	60,680	2,307,109	227,329	2,534,438
Capital	—	—	—	—	—	—	505,500	505,500
Total liabilities and capital	$ 451,455	$ 698,592	$ 1,038,624	$ 2,246,429	$ 60,680	$ 2,307,109	$ 732,829	$ 3,039,938
Asset/liability gap	$ (26,012)	$ (92,946)	$ 126,902	$ 387,129	$ 224,878	$ 612,007		
Gap/assets ratio	94.24%	86.70%	112.22%	117.23%	470.60%	126.53%		

(1) Includes available-for-sale securities and held-to-maturity securities.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net interest income and EVE tables presented assume that the composition of the interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net interest income and EVE tables provide an indication of the interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on net interest income and EVE and will differ from actual results. Furthermore, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset.

In the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the gap table.

Interest rate risk calculations also may not reflect the fair values of financial instruments. For example, decreases in market interest rates can increase the fair values of loans, deposits and borrowings.

Liquidity and Capital Resources

Liquidity describes the ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the Company's customers and to fund current and future planned expenditures.

Although maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and competition. The most liquid assets are cash and interest-bearing deposits in banks. The levels of these assets are dependent on operating, financing, lending, and investing activities during any given period. The Bank had $596.1 million and $571.1 million of outstanding term advances from FHLBNY at December 31, 2025 and 2024, respectively. The Bank had a $25.0 million overnight line of credit advance from the FHLBNY at December 31, 2024. The Bank had no overnight line of credit advance from the FHLBNY at December 31, 2025.

Net cash provided by operating activities was $55.6 million and $7.2 million for the years ended December 31, 2025 and 2024, respectively. Net cash used in investing activities, which consists primarily of disbursements for loan originations, purchase of loans, net purchase and redemption of FHLBNY stock, net purchase of FRBNY stock and purchase of equipment offset by principal collections on loans and proceeds from maturities, calls and principal repayments on securities was ($219.7) million and ($294.9) million for the years ended December 31, 2025 and 2024, respectively. Net cash provided by financing activities, consisting of activities in borrowing, deposit accounts and dividends paid on preferred stock, was $150.4 million and $288.3 million for the years ended December 31, 2025 and 2024, respectively.

At December 31, 2025 and 2024, all regulatory capital requirements were met, resulting in the Company and the Bank being categorized as well capitalized. Management is not aware of any conditions or events that would change this categorization.

Material Cash Requirements

Commitments. As a financial services provider, the Company routinely is a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. Although these contractual obligations represent the Company's future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans originated. At December 31, 2025 and 2024, the Company had outstanding commitments to originate loans, and extend credit of $481.7 million and $411.5 million, respectively.

It is anticipated that the Company will have sufficient funds available to meet its current lending commitments. Certificates of deposits that are scheduled to mature in less than one year from December 31, 2025 totaled $594.4 million. Management expects that a substantial portion of the maturing time deposits will be renewed. However, if a substantial portion of these deposits are not retained, the Company may utilize FHLBNY advances and FRBNY borrowings, unsecured credit lines with correspondent banks, or raise interest rates on deposits to attract new accounts, which may result in higher levels of interest expense.

Lease commitments. The Company has 16 operating leases for branches (including headquarters) and office spaces and six operating leases for equipment at December 31, 2025. Our leases have remaining lease terms ranging from less than one year to approximately 14.1 years, none of which has a renewal option reasonably certain of exercise, which has been reflected in the Company's calculation of lease term. Certain leases have escalation clauses for operating expenses and real estate taxes. The Company's non-cancelable operating lease agreements expire through 2040. As of December 31, 2025, total minimum lease payments required were $39.6 million.

Contractual Obligations. In the ordinary course of its operations, the Company enters into certain contractual obligations. Such obligations include data processing services, operating leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities.

The following table summarizes our contractual obligations as of December 31, 2025 for the periods indicated below:

	For the Years Ending December 31,						
	Total	2026	2027	2028	2029	2030	Thereafter
				(in thousands)			
Operating leases	$ 39,556	$ 4,027	$ 3,780	$ 3,808	$ 3,360	$ 3,423	$ 21,158
Vendor obligations [(1)]	25,149	5,914	5,498	4,579	4,579	4,579	—
Borrowings	596,100	225,000	212,000	109,100	50,000	—	—
Certificates of deposit	704,503	594,371	95,342	9,093	2,510	3,187	—
Total contractual obligation	$ 1,365,308	$ 829,312	$ 316,620	$ 126,580	$ 60,449	$ 11,189	$ 21,158

(1) Amounts are for data processing services and service implementation.

The obligations related to our uncertain tax positions, which are not considered material, have been excluded from the table above because of the uncertainty surrounding the timing and final amounts of settlement, if any.

Dividend on Preferred Stock. Pursuant to the terms of its Preferred Stock, the Company is required to pay a quarterly dividend on its Preferred Stock, beginning during the quarter ended June 30, 2024. The floor dividend rate is 0.50% and the ceiling dividend rate is 2.00%, based on achievement of certain qualified lending targets. For quarterly dividends through June 15, 2026, the Company is required to pay quarterly dividends on the Preferred Stock at a rate of 0.50%. In June 2024, the Company began paying dividends on its Preferred Stock, which dividends were $1.1 million for the year ended December 31, 2025 and $0.6 million for the year ended December 31, 2024.

Other Material Cash Requirements. In addition to contractual obligations, the Company's material cash requirements also includes compensation and benefits expenses for its employees, which were $31.4 million and $30.9 million for the years ended December 31, 2025 and 2024, respectively. The Company also has material cash requirements for occupancy and equipment expenses, excluding depreciation and amortization of $2.1 million and $2.0 million, related to rental expenses, general maintenance and cleaning supplies, guard services, software licenses and other miscellaneous expenses, which were $13.7 million and $12.9 million for the years ended December 31, 2025 and 2024, respectively.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Information regarding quantitative and qualitative disclosures about market risk appears under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Management of Market Risk."

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors, and Audit Committee
Ponce Financial Group, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Ponce Financial Group, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2026, expressed an unqualified opinion thereon.

We also have audited the adjustments to the 2023 consolidated financial statements to retrospectively apply (i) the Company's adoption of ASU 2023‑07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures as described in Note 1, and (ii) the adoption of ASU 2023‑09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, as described in Note 1 and presented in Note 10. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or perform any procedures with respect to the Company's 2023 consolidated financial statements other than those related to the adjustments described above, and, accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinions.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans

Critical Audit Matter Description

As described in Notes 1 and 5 to the consolidated financial statements the Company's allowance for credit losses on loans ("ACL") was $25.4 million as of December 31, 2025. The ACL on loans is management's estimate of expected credit losses over the expected life of the loans at the reporting date and is based on management's ongoing review of all relevant information, from internal and external sources, related to past events, current conditions and reasonable forecast. Historical credit loss experience provides the basis for calculation of probability of default, loss given default, exposure at default and the estimation of expected credit losses. Adjustments to historical information are made for differences in specific risk characteristics, such as differences in underwriting standards, portfolio mix, delinquency level, or term, as well as for changes in environmental conditions, that may not be reflected in historical loss rates.

We identified the ACL on loans as a critical audit matter. The principal considerations for our determination of the ACL on Loans as a critical audit matter includes the subjectivity and judgment in management's determination of the estimate assumptions, specifically the determination of the qualitative factor adjustments to reflect current trends related to environmental conditions not captured within the quantitative models. This required a higher degree of judgment and subjectivity in applying audit procedures due to the higher degree of the nature and extent of audit effort needed to address the matter.

The primary procedures we performed to address this critical audit matter included:

- We obtained an understanding of the Company's model and process for determining the ACL, and evaluated the design and implementation and tested operating effectiveness of controls relating to the ACL, including:

  o Controls over the completeness and accuracy of data input into the model used to determine the ACL, and

  o Controls over management's review and approval of the ACL, including management's determination of qualitative factor adjustments applied within the qualitative framework to address risks related to environmental conditions not already incorporated within the model.

- We evaluated management's determination of qualitative adjustments related to environmental conditions, including comparing key factors to independent sources:

  o Evaluated and tested the data and inputs utilized within the ACL calculation for completeness and accuracy including mathematical accuracy of the calculation.

  o Evaluated the appropriateness and reasonableness of the qualitative factor adjustment framework, including management's judgment as to the relevant assessed risks that impacted the qualitative adjustments related to environmental conditions.

  o Evaluated the reasonableness of assumptions related to the qualitative adjustments related to environmental conditions by analyzing relevant trends and evaluating the relationship of the trends to the qualitative adjustments applied to the ACL.

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2024.

New York, New York
March 12, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors, and Audit Committee
Ponce Financial Group, Inc.

Opinion on the Internal Control Over Financial Reporting

We have audited Ponce Financial Group, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)*issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, and our report dated March 12, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP

New York, New York
March 12, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of
Directors of Ponce Financial Group, Inc.

Opinion on the Consolidated Financial Statements
We have audited, before the effects of the adjustments to retrospectively apply the change in accounting for (i) the adoption of ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures described in Note 1, and (ii) the adoption of ASU 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures as described in Note 1 and presented in Note 10, the accompanying consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows of Ponce Financial Group, Inc. (the "Company), for the year ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting for (i) the adoption of ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures described in Note 1, and (ii) the adoption of ASU 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures as described in Note 1 and presented in Note 10, present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting for (i) the adoption of ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures described in Note 1, and (ii) the adoption of ASU 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures as described in Note 1 and presented in Note 10,, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Forvis Mazars, LLP.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor from 2013 to 2024.

/s/ Mazars USA LLP

New York, New York
PCAOB ID 339
March 19, 2024

Ponce Financial Group, Inc. and Subsidiaries

Consolidated Statements of Financial Condition
December 31, 2025 and 2024
(Dollars in thousands, except share data)

	December 31,	
	2025	2024
ASSETS		
Cash and cash equivalents:		
Cash	$ 28,511	$ 35,478
Interest-bearing deposits	97,643	104,361
Total cash and cash equivalents	126,154	139,839
Available-for-sale securities, at fair value (Note 3)	92,196	104,970
Held-to-maturity securities, net of allowance for credit losses of $236 and $216 at December 31, 2025 and 2024, respectively; at amortized cost (fair value 2025 $268,875; 2024 $355,294) (Note 3)	272,982	367,938
Placements with banks	249	249
Mortgage loans held for sale, at fair value (Note 4)	3,388	10,736
Loans receivable, net of allowance for credit losses of $25,449 and $22,502 at December 31, 2025 and 2024, respectively (Note 5)	2,599,258	2,286,599
Accrued interest receivable	17,905	17,771
Premises and equipment, net (Note 6)	15,638	16,794
Right of use assets (Note 7)	27,583	29,093
Federal Home Loan Bank of New York (FHLBNY) stock, at cost	29,309	29,182
Federal Reserve Bank of New York (FRBNY) stock, at cost	10,698	—
Deferred tax assets (Note 10)	11,501	12,074
Other assets	17,109	24,693
Total assets	$ 3,223,970	$ 3,039,938
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits (Note 8)	$ 2,046,635	$ 1,895,213
Borrowings (Note 9)	596,100	596,100
Operating lease liabilities	29,353	30,696
Accrued interest payable	3,788	3,712
Other liabilities	6,545	8,717
Total liabilities	2,682,421	2,534,438
Commitments and contingencies (Note 13)		
Stockholders' Equity:		
Preferred stock, $0.01 par value; 100,000,000 shares authorized:		
Series A, senior non-cumulative perpetual, $1,000 per share liquidation preference, 225,000 shares issued and outstanding as of December 31, 2025 and 2024	225,000	225,000
Common stock, $0.01 par value; 200,000,000 shares authorized; 24,886,711 shares issued at both December 31, 2025 and 2024; 24,135,926 and 23,961,214 shares outstanding as of December 31, 2025 and 2024, respectively	249	249
Treasury stock, at cost; 750,785 and 925,497 shares as of December 31, 2025 and 2024, respectively (Note 11)	(6,164)	(7,707)
Additional paid-in-capital	208,604	207,319
Retained earnings	135,332	107,754
Accumulated other comprehensive loss (Note 16)	(10,820)	(15,297)
Unearned Employee Stock Ownership Plan (ESOP); 1,168,244 and 1,301,988 shares as of December 31, 2025 and 2024, respectively (Note 11)	(10,652)	(11,818)
Total stockholders' equity	541,549	505,500
Total liabilities and stockholders' equity	$ 3,223,970	$ 3,039,938

The accompanying notes are an integral part of the consolidated financial statements.

Ponce Financial Group, Inc. and Subsidiaries

Consolidated Statements of Operations
For the Years Ended December 31, 2025, 2024 and 2023
(Dollars in thousands, except share and per share data)

| | For the Years Ended December 31, | | |
	2025	2024	2023
Interest and dividend income:			
Interest on loans receivable	$ 162,512	$ 130,512	$ 95,805
Interest on deposits due from banks	4,662	8,666	4,973
Interest and dividend on securities and FHLBNY stock	18,351	23,459	25,089
Total interest and dividend income	185,525	162,637	125,867
Interest expense:			
Interest on certificates of deposit	28,395	27,768	16,571
Interest on other deposits	36,714	30,924	18,570
Interest on borrowings	20,605	27,465	25,460
Total interest expense	85,714	86,157	60,601
Net interest income	99,811	76,480	65,266
Provision for credit losses (Note 3) (Note 5)	3,783	551	3,284
Net interest income after provision for credit losses	96,028	75,929	61,982
Non-interest income:			
Service charges and fees	2,117	1,973	1,986
Brokerage commissions	35	61	80
Late and prepayment charges	2,785	1,180	2,365
Income on sale of mortgage loans	622	1,048	598
Income on sale of SBA loans	404	148	—
Grant income	1,285	—	4,156
Other	2,164	2,803	1,038
Total non-interest income	9,412	7,213	10,223
Non-interest expense:			
Compensation and benefits	31,388	30,910	30,699
Occupancy and equipment	15,787	14,880	14,568
Data processing expenses	4,859	4,382	5,083
Direct loan expenses	900	2,555	1,623
Insurance and surety bond premiums	1,254	1,101	1,018
Office supplies, telephone and postage	700	998	1,483
Professional fees	5,532	6,146	7,092
Microloans recoveries	—	(201)	(1,481)
Marketing and promotional expenses	627	714	825
Federal deposit insurance and regulatory assessments	1,370	1,627	1,472
Other operating expenses	4,592	4,345	3,970
Total non-interest expense	67,009	67,457	66,352
Income before income taxes	38,431	15,685	5,853
Provision for income taxes (Note 10)	9,728	4,713	2,501
Net income	$ 28,703	$ 10,972	$ 3,352
Dividends on preferred shares	1,125	638	—
Net income available to common stockholders	$ 27,578	$ 10,334	$ 3,352
Earnings per share: (Note 12)			
Basic	$ 1.21	$ 0.46	$ 0.15
Diluted	$ 1.20	$ 0.46	$ 0.15
Weighted average shares outstanding: (Note 12)			
Basic	22,746,226	22,434,654	22,745,317
Diluted	23,060,669	22,551,715	22,822,313

The accompanying notes are an integral part of the consolidated financial statements.

Ponce Financial Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2025, 2024 and 2023
(in thousands)

	For the Years Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 28,703	$ 10,972	$ 3,352
Net change in unrealized gains on securities:			
Unrealized gain	5,684	441	2,758
Income tax effect	(1,207)	(89)	(547)
Total other comprehensive income, net of tax	4,477	352	2,211
Total comprehensive income	33,180	11,324	5,563
Less: Dividends on preferred shares	1,125	638	—
Total comprehensive income available to common stockholders	$ 32,055	$ 10,686	$ 5,563

The accompanying notes are an integral part of the consolidated financial statements.

Ponce Financial Group, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2025, 2024 and 2023
(Dollars in thousands, except share data)

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Treasury Stock, At Cost	Additional Paid-in Capital	Retained Earnings	Accumulated Other comprensive Income (Loss)	Unearned Employee Stock Ownership Plan (ESOP)	Total
Balance, December 31, 2022	225,000	$225,000	24,859,353	$ 249	$ (2)	$206,508	$ 92,955	$ (17,860)	$ (14,150)	$492,700
Net income	—	—	—	—	—	—	3,352	—	—	3,352
Other comprehensive income, net of tax	—	—	—	—	—	—	—	2,211	—	2,211
Impact of CECL adoption, net of tax	—	—	—	—	—	—	1,113	—	—	1,113
Repurchases of common stock	—	—	(1,235,000)	—	(11,009)	—	—	—	—	(11,009)
Release of restricted stock units	—	—	161,167	—	1,264	(1,264)	—	—	—	—
ESOP shares committed to be released (133,744 shares)	—	—	—	—	—	(24)	—	—	1,166	1,142
Share-based compensation	—	—	—	—	—	1,886	—	—	—	1,886
Balance, December 31, 2023	225,000	$225,000	23,785,520	$ 249	$ (9,747)	$207,106	$ 97,420	$ (15,649)	$ (12,984)	$ 491,395
Net income	—	—	—	—	—	—	10,972	—	—	10,972
Preferred stock dividend	—	—	—	—	—	—	(638)	—	—	(638)
Other comprehensive income, net of tax	—	—	—	—	—	—	—	352	—	352
Release of restricted stock units	—	—	175,694	—	2,123	(2,123)	—	—	—	—
Federal taxes related to common stock purchased in 2023	—	—	—	—	(83)	—	—	—	—	(83)
ESOP shares committed to be released (133,744 shares)	—	—	—	—	—	262	—	—	1,166	1,428
Share-based compensation	—	—	—	—	—	2,074	—	—	—	2,074
Balance, December 31, 2024	225,000	$225,000	23,961,214	$ 249	$ (7,707)	$207,319	$107,754	$ (15,297)	$ (11,818)	$505,500
Net income	—	—	—	—	—	—	28,703	—	—	28,703
Preferred stock dividend	—	—	—	—	—	—	(1,125)	—	—	(1,125)
Other comprehensive income, net of tax	—	—	—	—	—	—	—	4,477	—	4,477
Release of restricted stock units	—	—	155,458	—	1,385	(1,385)	—	—	—	—
Exercise of stock options	—	—	19,254	—	158	(16)	—	—	—	142
ESOP shares committed to be released (133,744 shares)	—	—	—	—	—	758	—	—	1,166	1,924
Share-based compensation	—	—	—	—	—	1,928	—	—	—	1,928
Balance, December 31, 2025	225,000	$225,000	24,135,926	$ 249	$ (6,164)	$208,604	$135,332	$ (10,820)	$ (10,652)	$541,549

The accompanying notes are an integral part of the consolidated financial statements.

Ponce Financial Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2025, 2024 and 2023
(in thousands)

	For the Years Ended December 31,		
	2025	2024	2023
Cash Flows From Operating Activities:			
Net income	$ 28,703	$ 10,972	$ 3,352
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of premiums/discounts on securities, net	(56)	(121)	(118)
Gain on sale of loans	(1,026)	(1,201)	(558)
Microloans (recoveries) write-off	—	(201)	(1,481)
Provision for credit losses	3,783	1,334	973
Depreciation and amortization	4,818	4,737	4,526
ESOP compensation expense	2,226	1,474	1,142
Share-based compensation expense	1,928	2,074	1,886
Deferred income taxes (benefit)	(634)	2,169	1,258
Changes in assets and liabilities:			
Decrease (increase) in mortgage loans held for sale, at fair value	12,611	292	(7,403)
(Increase) decrease in accrued interest receivable	(134)	239	(2,961)
Decrease (increase) in other assets	7,584	30	(10,735)
(Decrease) increase in accrued interest payable	76	(8,253)	10,575
Decrease in operating lease liabilities	(2,690)	(2,565)	(2,421)
Net (decrease) increase in other liabilities	(1,595)	(3,768)	8,458
Net cash provided by operating activities	55,594	7,212	6,493
Cash Flows From Investing Activities:			
Net (purchase) redemption of FHLBNY Stock	(127)	(9,791)	5,273
Purchase of FRBNY stock	(10,698)	—	—
Proceeds from maturities, calls and principal repayments on securities	113,450	109,486	60,954
Placements with banks	—	—	1,245
Proceeds from sales of loans	7,812	2,569	2,779
Net increase in loans	(329,177)	(388,488)	(402,748)
Purchase of loans	—	(5,956)	—
Purchases of premises and equipment	(978)	(2,718)	(411)
Net cash used in investing activities	(219,718)	(294,898)	(332,908)
Cash Flows From Financing Activities:			
Net increase in deposits	151,422	377,244	255,208
Stock options exercised	142	—	—
Repurchase of treasury stock	—	—	(11,009)
Dividends paid on preferred stock	(1,125)	(588)	—
Net (repayments) proceeds from borrowings	—	(88,321)	167,046
Net cash provided by financing activities	150,439	288,335	411,245
Net decrease (increase) in cash and cash equivalents	(13,685)	649	84,830
Cash and Cash Equivalents:			
Beginning	139,839	139,190	54,360
Ending	$ 126,154	$ 139,839	$ 139,190
Supplemental Disclosures:			
Cash paid during the year:			
Interest	$ 85,638	$ 94,410	$ 50,026
Income taxes	$ 8,455	$ 2,184	$ 1,006
Supplemental Disclosures of Noncash Investing Activities:			
Loans receivable	(4,641)	824	4,100

The accompanying notes are an integral part of the consolidated financial statements.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Basis of Presentation and Consolidation:

Ponce Financial Group, Inc. (hereafter referred to as "we," "our," "us," "Ponce Financial Group, Inc.," or the "Company") is a financial holding company and the holding company of Ponce Bank, National Association. ("Ponce Bank" or the "Bank"), a national bank. The Company's Consolidated Financial Statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiary Ponce Bank. All significant intercompany transactions and balances have been eliminated in consolidation.

Nature of Operations:

The Company's business is conducted through the administrative office and 13 full service banking offices, 2 mortgage loan offices, 1 ATM only location and a representative office. The banking offices and an ATM only location are located in New York City – the Bronx (4 branches), Queens (3 branches), Brooklyn (3 branches), Manhattan (2 branches) and Union City (1 branch), New Jersey. The mortgage loan offices are located in Queens (1) and Bergenfield (1), New Jersey. The Company has a representative office in Coral Gables, Florida. On September 16, 2025, the Company opened a full service banking office in Inwood, New York. The Company's primary market area currently consists of the New York City metropolitan area.

Ponce Bank is a national bank headquartered in the Bronx, New York. Ponce Bank was originally chartered in 1960 as a federally-chartered mutual savings and loan association under the name Ponce De Leon Federal Savings and Loan Association. In 1985, the Bank changed its name to "Ponce De Leon Federal Savings Bank." In 1997, the Bank changed its name again to "Ponce De Leon Federal Bank." In 2017, the Bank adopted the name Ponce Bank and assets and liabilities of Ponce De Leon Federal Bank were transferred to and assumed by the Bank. Effective October 10, 2025, the Bank converted from a federally chartered stock savings association to a national bank and commenced operations under the current name, Ponce Bank, National Association.

The Bank's business primarily consists of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in mortgage loans, consisting of one-to-four family residential (both investor-owned and owner-occupied), multifamily residential, nonresidential properties and construction and land, and, to a lesser extent, in business and consumer loans. The Bank also invests in securities, which have historically consisted of U.S. government and federal agency securities and securities issued by government-sponsored or owned enterprises, mortgage-backed securities, Federal Home Loan Bank of New York (the "FHLBNY") stock and Federal Reserve Bank of New York (the "FRBNY") stock. The Bank offers a variety of deposit accounts, including demand, NOW/IOLA, savings, money markets, reciprocal deposits and certificates of deposit accounts.

Risks and Uncertainties:

Inflation and interest rates may continue to adversely impact several industries within our geographic footprint and impair the ability of the Company's customers to fulfill their contractual obligations to the Company. This could cause the Company to experience adverse effects on its business operations, loan portfolio, financial condition, and results of operations. During the year ended December 31, 2025, total interest expenses decreased $0.4 million, or 0.5%, to $85.7 million when compared to $86.2 million for the year ended December 31, 2024.

Summary of Significant Accounting Policies:

Use of Estimates: In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as of the date of the consolidated statement of financial condition, and revenues and expenses for the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, the valuation of loans held for sale, the valuation of deferred tax assets and investment securities and the estimates relating to the valuation for share-based awards.

Significant Group Concentrations of Credit Risk: Most of the Bank's activities are with customers located within New York City. Accordingly, the ultimate collectability of a substantial portion of the Bank's loan portfolio and the ability of the Bank to sell originated loans in the secondary markets are susceptible to changes in the local market conditions. Note 3 discusses the types of securities in which the Bank invests. Notes 5 and 13 discuss the types of lending that the Bank engages in, and other concentrations.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand and amounts due from banks (including items in process of clearing). For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from loans originated by the Company, interest-bearing deposits in financial institutions, and deposits are reported net. Included in cash and cash equivalents are restricted cash from escrows and good faith deposits. Good faith deposits consist of deposits received from commercial loan customers for use in various disbursements relating to the closing of a commercial loan.

Securities: Management determines the appropriate classification of securities at the date individual investment securities are acquired, and the appropriateness of such classification is reassessed at each statement of financial condition date.

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Trading securities, if any, are carried at fair value, with unrealized gains and losses recognized in earnings. Securities not classified as held-to-maturity or trading, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of tax. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Held-to maturity securities: The Company methodology to measure the ACL incorporates both quantitative and qualitative information to assess lifetime expected credit losses at the portfolio level. The quantitative component includes the calculation of loss rates using an open pool method. The Company differentiates its loss-rate method for a pool of held-to-maturity corporate securities by looking to publicly available historical default and recovery statistics based on the attributes of issuer type, rating category and time to maturity. The Company measures expected credit losses of these financial assets by applying loss rates to the amortized cost basis of each asset taking into consideration amortization, prepayment and default assumptions.

The Company considers qualitative adjustments to expected credit losses for information not already captured in the loss estimation process. Qualitative factor adjustments may increase or decrease management's estimate of expected credit losses. Adjustments will not be made for information that has already been considered and included in the quantitative allowance.

Available-for-sale securities: The impairment model for available-for-sale ("AFS") debt securities differs from the CECL approach utilized by held-to-maturity ("HTM") debt securities since AFS debt securities are measured at fair value rather than amortized cost. For AFS debt securities in an unrealized loss position, the Bank first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income.

On a quarterly basis, the Company evaluates the available-for-sale securities for impairment. Securities that are in an unrealized loss position are reviewed to determine if a securities credit loss exists based on certain quantitative and qualitative factors. The primary factors considered in evaluating whether an impairment exists include: (a) the extent to which the fair value is less than the amortized cost basis, (b) the financial condition, credit rating and future prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments, and (d) whether the Company intends to sell the security and whether it is more likely than not the Company will not be required to sell the security.

If a determination is made that a security is impaired, the Company will estimate the amount of the unrealized loss that is attributable to credit and all other non-credit related factors. The credit related component will be recognized as a securities credit loss as a provision expense through the establishment of an allowance for available for sale securities. The securities credit loss expense will be limited to the difference between the security's amortized cost basis and fair value and any future changes may be reversed, limited to the amount previously expensed in the period they occur. The non-credit related component will be recorded as an adjustment to accumulated other comprehensive income, net of tax.

The evaluation of securities for impairment is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the estimated fair value of investments should be recognized in current period earnings. The risks and uncertainties include change in general economic conditions, the issuer's financial condition and/or future prospects, the effects of changes in interest rates or credit spreads, and the expected recovery period. See Note 3 ("Securities") of the Notes to the Consolidated Financial Statements.

FHLBNY and FRBNY Stocks: The Bank is a member of both the FHLBNY and FRBNY. Members of the FHLBNY are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. Members of the FRBNY are required to own a certain amount of stock based on a percentage of their combined capital and surplus. Both FHLBNY and FRBNY stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans Receivable: Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at current unpaid principal balances, net of the ACL on loans and including net deferred loan origination fees and costs.

Interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the interest method without anticipating prepayments.

A loan is moved to nonaccrual status in accordance with the Company's policy typically after 90 days of non-payment. The accrual of interest on mortgage and commercial loans is generally discontinued at the time the loan becomes 90 days past due unless the loan is well-secured and in process of collection. Consumer loans are typically charged-off no later than 90 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual status or charged-off if collection of principal or interest is considered doubtful. All nonaccrual loans are considered impaired loans.

All interest accrued but not received for loans placed on nonaccrual are reversed against interest income. Interest received on such loans is accounted for on the cash basis or recorded against principal balances, until qualifying for return to accrual. Cash basis interest recognition is only applied on nonaccrual loans with a sufficient collateral margin to ensure no doubt with respect to the collectability of principal. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and remain current for a period of time (typically six months) and future payments are reasonably assured. Accrued interest receivable is closely monitored for collectability and will be charged-off in a timely manner if deemed uncollectable. In the event that collection of principal becomes uncertain, the Company has policies in place to write-off accrued interest receivable by reversing interest income in a timely manner. Therefore, the Company has made a policy election to exclude accrued interest from the amortized cost basis and therefore excludes it from the measurement of the ACL.

Allowance for Credit Losses: The ACL on loans is management's estimate of expected credit losses over the expected life of the loans at the reporting date. The ACL on loans is increased through a provision for credit losses ("PCL") recognized in the Consolidated Statements of Operations and by recoveries of amounts previously charged off. The ACL on loans is reduced by charge-offs on loans. Loan charge-offs are recognized when Management believes the collectability of the principal balance outstanding is unlikely. Full or partial charge-offs on collateral-dependent individually analyzed loans are generally recognized when the collateral is deemed to be insufficient to support the carrying value of the loan.

According to ASC 326-20-30-9, estimating expected credit losses is highly judgmental and generally will require the Bank to make specific judgments. One of these specific judgments around how the Bank will make or obtain reasonable and supportable forecasts of expected credit losses. The Bank uses the Federal Open Market Committee to obtain various forecasts for unemployment rate, national gross domestic product and the National Consumer Price Index. The Bank has elected to forecast the first four quarters of the credit loss estimate and revert to a long-run average of each considered economic factor as permitted in ASC 326-20-30-9.

The level of the ACL on loans is based on Management's ongoing review of all relevant information, from internal and external sources, related to past events, current conditions and reasonable forecast. Historical credit loss experience provides the basis for calculation of probability of default, loss given default, exposure at default and the estimation of expected credit losses. As discussed further below, adjustments to historical information are made for differences in specific risk characteristics, such as differences in underwriting standards, portfolio mix, delinquency level, or term, as well as for changes in environmental conditions, that may not be reflected in historical loss rates.

Management employs a process and methodology to estimate the ACL on loans that evaluates both quantitative and qualitative factors. Under ASC 326-20-30-2 and 326-20-55-5, the Bank should aggregate financial assets on the basis of similar risk characteristics. Management selected a Call Code segmentation, as based on the Bank's call report. Management's criteria for determining an appropriate segmentation (1) groups loans based on similar risk characteristics; (2) allows for mapping and utilization/application of publicly available external information (Call Report Filings); (3) allows for mapping and utilization/application of publicly available external information; (4) federal call code is granular enough to accommodate enough to accommodate a "like-kind" notion, yet broad enough to maintain statistical relevance and/or a meaningful number of loan observations within material segments and (5) federal call code designation is identifiable throughout historical data sets, which is critical component of segmentation selection.

Quantitative loss factors are also supplemented by certain qualitative risk factors reflecting Management's view of how losses may vary from those represented by quantitative loss rates. These qualitative risk factors include: (1) changes in lending policies, procedures and strategies including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses; (2) economic conditions such as the Bank's market area, customer demographics, portfolio composition, along with national indicators considered impactful to the model; (3) changes in the nature and volume of the portfolio; (4) credit and lending staff/administration; (5) problem with loan trends; (6) concentrations; (7) loan review results; (8) collateral values and (9) regulatory and business environment.

Because the methodology is based upon historical experience and trends, current economic data, reasonable and supportable forecasts, as well as Management's judgment, factors may arise that result in different estimations. Deteriorating conditions or assumptions could lead to further increases in the ACL on loans. The ACL on loans is determined by an estimate of future credit losses, and ultimate losses may vary from Management's estimate.

Allowances for Credit Losses on Unfunded Commitments: The ACL on unfunded commitments is Management's estimate of expected credit losses over the expected contractual term (or life) in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditional cancellable by the Company. For each portfolio, estimated loss rates and funding factors are applied to the corresponding balance of unfunded commitments and the estimated loss rates applied to unfunded commitments are the same quantitative and qualitative loss rates applied to the corresponding on-balance sheet amounts in determining the ACL on loans. The estimated funding factor applied to unfunded commitments is used to project future average funding and is based upon the Company's average historical utilization rate for each portfolio.

The ACL on unfunded commitments is included in other liabilities in the Consolidated Statements of Financial Conditions. The ACL on unfunded commitments is adjusted through provision for credit losses in the Consolidated Statements of Operations.

Loans Held for Sale, at Fair Value: Loans held for sale, at fair value, include residential mortgages that were originated in accordance with secondary market pricing and underwriting standards. These loans are loans originated by the Bank and the Company intends to sell these loans on the secondary market. Loans held for sale are carried at fair value under the fair value option accounting guidance for financial assets and financial liabilities. The gains or losses for the changes in fair value of these loans are included in income on sale of loans on the consolidated statements of operations. Interest income on mortgage loans held for sale measured under the fair value option is calculated based on the principal amount of the loan and is included in interest loans receivable on the consolidated statements of operations. Note 4 contains details regarding mortgage loans held for sale at fair value.

Revenue from Contracts with Customers: The Company's revenue from contracts with customers in the scope of ASC 606, *Revenue from Contract with Customers*, is recognized within noninterest income. ASC 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Management determined the revenue streams impacted by ASC 606 included those related to service charges on deposit accounts, ATM and card fees and other services fees. The Company's primary sources of revenue are interest income on financial assets and income from mortgage banking activities, which are explicitly excluded from the scope of ASC 606.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when all of the components meet the definition of a participating interest and when control over the assets has been surrendered. A participating interest generally represents (1) a proportionate (pro rata) ownership interest in an entire financial asset, (2) a relationship where from the date of transfer all cash flows received from the entire financial asset are divided proportionately among the participating interest holders in an amount equal to their share of ownership, (3) the priority of cash flows has certain characteristics, including no reduction in priority, subordination of interest, or recourse to the transferor other than standard representation or warranties, and (4) no party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to pledge or exchange the entire financial asset. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through either (a) an agreement to repurchase them before their maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a clean-up call.

Premises and Equipment: Premises include the cost of land and buildings actually owned and occupied (or to be occupied) by the Bank, its branches, or consolidated subsidiaries. Equipment includes all movable furniture, fixtures, and equipment, including

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

automobiles and other vehicles of the Bank, its branches and consolidated subsidiaries. Premises and equipment are stated at cost, less accumulated depreciation.

Depreciation is the concept of allocating the cost of fixed assets over their estimated useful lives. Depreciation is computed and charged to operations using the straight-line method over the estimated useful lives of the respective assets as follows:

	Years
Building	39
Building improvements	15 - 39
Furniture, fixtures and equipment	3 - 10

Leasehold improvements are amortized over the shorter of the improvements' estimated economic lives or the related lease terms, including extensions expected to be exercised. Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized. Leasehold improvements in process are not amortized until the assets are placed in operation.

Impairment of Long-Lived Assets: Long-lived assets, including premises and leasehold improvements, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment is indicated by that review, the asset is written down to its estimated fair value through a charge to noninterest expense.

Leases: The Company leases office space and certain equipment under non-cancellable operating lease agreements and determines if an arrangement is a lease at inception. The Company does not currently have any financing lease arrangements.

Right of use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets are recognized on the commencement date based on the present value of lease payments over the lease term adjusted for initial direct costs, if any, and lease incentives received or deemed probable of being received. The Company uses the rate implicit in the lease if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of Company leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company uses its FHLBNY borrowing rate based on the information available on the commencement date plus a spread of 2.50% in determining the present value of lease payments.

Lease expense is recognized on a straight-line basis over the lease term and is included in "Occupancy and equipment" in the Consolidated Statement of Operations. Some of the Company's lease agreements include rental payments adjusted periodically for inflation which are accounted for as variable lease amounts but are not reflected as a component of the Company's lease liability. Certain leases also require the Company to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises or equipment which are also not reflected as a component of the Company's lease liability.

Other Real Estate Owned: Other Real Estate Owned ("OREO") represents properties acquired through, or in lieu of, loan foreclosure or other proceedings. OREO is initially recorded at fair value, less estimated disposal costs, at the date of foreclosure, which establishes a new cost basis. After foreclosure, the properties are held for sale and are carried at the lower of cost or fair value, less estimated costs of disposal. Any write-down to fair value, at the time of transfer to OREO, is charged to the allowance for credit losses.

Properties are evaluated regularly to ensure that the recorded amounts are supported by current fair values and charges against earnings are recorded as necessary to reduce the carrying amount to fair value, less estimated costs to dispose. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the OREO, while costs relating to holding the property are expensed. Gains or losses are included in operations upon disposal.

Income Taxes: The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income, in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional provision for income taxes in the consolidated statements of operations.

Related Party Transactions: Directors and officers of the Company and their affiliates have been customers of and have had transactions with the Company, and it is expected that such persons will continue to have such transactions in the future. In the opinion of management, the transactions with related parties did not involve more than normal risk of collectability, nor favored treatment or terms, nor present other unfavorable features. Note 18 contains details regarding related party transactions.

Employee Benefit Plans: The Company maintains a KSOP, an Employee Stock Ownership Plan with 401(k) provisions incorporated, a Long-Term Incentive Plan that includes grants of restricted stock units and stock options, and a Supplemental Executive Retirement Plan (the "SERP").

KSOP, the Employee Stock Ownership Plan with 401(k) Provisions: Compensation expense is recorded as shares are committed to be released with a corresponding credit to unearned KSOP equity account at the average fair market value of the shares during the period and the shares become outstanding for earnings per share computations. Compensation expense is recognized ratably over the service period based upon management's estimate of the number of shares expected to be allocated by the KSOP. The difference between the average fair market value and the cost of the shares allocated by the KSOP is recorded as an adjustment to additional paid-in-capital. Unallocated common shares held by the Company's KSOP are shown as a reduction in stockholders' equity and are excluded from weighted-average common shares outstanding for both basic and diluted earnings per share calculations until they are committed to be released. The 401(k) provisions provide for elective employee/participant deferrals of income. Discretionary matching, profit-sharing, and safe harbor contributions, not to exceed 4% of employee compensation and profit-sharing contributions may be provided.

Stock Options: The Company recognizes the value of shared-based payment transactions as compensation costs in the financial statements, based on the fair value of the awards. over the period that an employee provides service in exchange for the award. The fair value of the share-based payments for stock options is estimated using the Black-Scholes option-pricing model. The Company accounts for forfeitures as they occur during the period.

Restricted Stock Units: The Company recognizes compensation cost related to restricted stock units based on the market price of the stock units at the grant date over the vesting period. The product of the number of units granted and the grant date market price of the Company's common stock determines the fair value of restricted stock units. The Company recognizes compensation expense for the fair value of the restricted stock units on a straight-line basis over the requisite service period. The Company accounts for forfeitures as they occur during the period.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income, which are both recognized as separate components of stockholder's equity. Other comprehensive income includes unrealized gains on securities available-for-sale.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the operations and financial position of the Company.

Fair Value of Financial Instruments: Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 14. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Segment Reporting: Effective December 31, 2024, the Company adopted Accounting Standards Update ASU 2023-07, *"Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures."* Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's Chief Executive Officer is the Company's CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment and one reportable segment.

Loan Commitments and Related Financial Instruments: Financial instruments include off‑balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings (Loss) per Share ("EPS"): Basic EPS represents net income (loss) attributable to common shareholders divided by the basic weighted average common shares outstanding. Diluted EPS is computed by dividing net income (loss) attributable to common shareholders by the basic weighted average common shares outstanding, plus the effect of potential dilutive common stock equivalents outstanding during the period. Basic weighted common shares outstanding is weighted average common shares outstanding less weighted average unallocated ESOP shares.

Treasury Stock: Shares repurchased under the Company's share repurchase programs were purchased in open-market transactions and are held as treasury stock. The Company accounts for treasury stock under the cost method and includes treasury stock as a component of stockholders' equity.

CDFI Financial Assistance Award: On February 6, 2025, the Bank received a $1.3 million grant from the Treasury as part of the CDFI Financial Assistance Award Program. This award is given to CDFIs to support their operations and expand services in economically distressed communities.

Banking Development District: The Ponce Bank Westchester Avenue Branch located at 2244 Westchester Avenue in the Castle Hill area of the Bronx was approved as a Banking Development District ("BDD"). New York State's BDD Program, administered by the Department of Financial Services ("DFS"), supports the establishment of bank and credit union branches in areas across New York State where there is a demonstrated need for banking services. To encourage participation, approved BDD branches receive access to subsidized and market rate deposits from New York State. On July 30, 2024, Ponce Bank received total program deposits of $35.0 million. On June 24, 2025, the Bank received an additional $10.0 million from the New York City DFS resulting in a total BDD Program deposit of $45.0 million.

Derivative Financial Instruments: From time to time the company enters into interest rate swaps, a type of derivative instrument, to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. The interest rate swaps involve future commitments to exchange interest payment streams with a counterparty based on a notional or contractual amount. All derivative instruments, including interest rate swaps, are subject to counterparty credit risk due to the possibility that the Company will incur a loss because a counterparty fails to meet its contractual obligations. Interest rates swap contracts may be executed only with financial institutions approved by the Company's Board of Directors.

If certain conditions are met, a derivative may be designated as a hedge related to fair value, cash flow, or foreign exposure risk. The recognition of changes in the fair value of a derivative instrument varies depending on the intended use of the derivative and the resulting designation. The Company accounts for hedges of customer loans as fair value hedges. The change in fair value of the hedging derivative and the change in fair value of the hedged exposure are recorded in non-interest expense in the Consolidated Statements of Operations. Any hedge ineffectiveness is also reflected in non-interest expense in the Consolidated Statements of Operations. The Company formally documents any relationships between hedging instruments and hedged items and the risk management objective and strategy for undertaking each hedged transaction. All derivative instruments are reported at fair value netted with the respective hedged assets/liabilities in the Consolidated Statements of Financial Condition. As of January 1, 2025, the Company did not have any derivative financial instruments.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Reclassification of Prior Year Presentation: Certain prior periods amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on net income or comprehensive income. Refer to the Consolidated Statements of Financial Condition at December 31, 2024, Consolidated Statements of Operations for the Year Ended December 31, 2024, and deposits (Note 8) for details on the reclassification.

Recent Accounting Pronouncements Adopted in 2025:

In December 2023, the FASB issued ASU 2023-09, *"Improvements to Income Tax Disclosures (Topic 740)."* The amendment to this update addresses investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This update also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this update are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance.

Recent Accounting Pronouncements Not Yet Adopted:

In November 2024, the FASB issued ASU 2024-03, *"Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40)."* The amendments improve the disclosures about a public business entity's expenses and address requests from investors for more detail information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly present expense captions (such as costs of sales and research and development). The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. We are currently evaluating the impact these changes may have on our consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, *"Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40)."* The amendment in this update amends the effective date of Update 2024-03 to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. We are currently evaluating the impact these changes may have on our consolidated financial statements.

In November 2025. the FASB issued ASU 2025-08, *"Accounting for Purchased Loans" (Topic 326)."* The amendment in this update amends the effective date of Update 2025-08 to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods. Early adoption of Update 2025-08 is permitted.

In December 2025. the FASB issued ASU 2025-10, *"Accounting for Government Grants Received by Business Entities" (Topic 832)."* The amendment in this update amends the effective date of Update 2025-10 to adopt the guidance in annual reporting periods beginning after December 15, 2028, and interim periods within annual reporting periods. Early adoption of Update 2025-10 is permitted.

Note 2. Preferred Stock

On June 7, 2022 (the "Original Closing Date"), the Company issued 225,000 shares of the Company's Preferred Stock, par value $0.01 (the "Preferred Stock") for an aggregate purchase price equal to $225,000,000 in cash to the Treasury, pursuant to the Treasury's ECIP. Under the ECIP, Treasury provided investment capital directly to depository institutions that are CDFIs or MDIs or their holding companies, to provide loans, grants, and forbearance for small businesses, minority-owned businesses, and consumers, in low-income and underserved communities. No dividends accrued or were due for the first two years after issuance. For years three through ten, depending upon the level of qualified and/or deep impact lending made in targeted communities, as defined in the ECIP guidelines, dividends will be at an annual rate of either 2.0%, 1.25% or 0.5% and, thereafter, will be fixed at one of the foregoing rates. If we are unable to make qualified and/or deep impact loans at required levels, we will be required to pay dividends at the higher annual rates. Additionally, we may make qualified and/or deep impact loans that are riskier than we otherwise would in an effort to meet the lending requirements for the lower dividend rates and/or to qualify for the purchase option under the Repurchase Agreement (as described below).

Holders of Preferred Stock generally do not have any voting rights, with the exception of voting rights on certain matters as outlined in the Certificate of Designations. The Treasury is the holder of the Preferred Stock and a governmental entity, and the Treasury may hold interests that are different from a private investor in exercising its voting and other rights. In the event of a liquidation, dissolution or winding up of the Company, the Preferred Stock will be entitled to a liquidation preference, subject to certain limitations, in the amount of the sum of $1,000 per share plus declared and unpaid dividends (without accumulation of undeclared dividends) on each share.

As a participant in the ECIP, the Company must comply with certain operating requirements. Specifically, the Company must adopt the Treasury's standards for executive compensation and luxury expenses for the period during which the Treasury holds equity issued under the ECIP. These restrictions may make it difficult to adequately compensate our management team, which could impact our ability to retain qualified management. Additionally, under the ECIP regulations, the Company cannot pay dividends or repurchase its common stock unless it meets certain income-based tests and has paid the required dividends on the Preferred Stock. In June 2024, the Company began paying dividends on its Preferred Stock, which dividends were $1.1 million and $0.6 million for the years ended December 31, 2025 and 2024, respectively.

On December 20, 2024, the Company entered into an ECIP Securities Purchase Option Agreement (the "Repurchase Agreement") with Treasury. Pursuant to the Repurchase Agreement, Treasury has granted the Company an option to purchase all of the Preferred Stock during the Option Period, which is the first fifteen years following the Original Closing Date. The purchase price for the Preferred Stock pursuant to the purchase option is determined based on a formula equal to the present value of the Preferred Stock, calculated as set forth in the Repurchase Agreement, together with any accrued and unpaid dividends thereon, as of the closing date. Subject to variations in interest rates and the equity risk premium, which are components included in the purchase price calculation, the Company presently expects that the purchase price will be at a substantial discount from the face value of the Preferred Stock.

The purchase option may not be exercised unless and until at least one of the Threshold Conditions under the Repurchase Agreement has been met. The Threshold Conditions are as follows: during the ten years that follow the Original Closing Date (the "ECIP Period") either (1) over any sixteen consecutive quarters, an average of at least 60% of the Company's Total Originations, as defined pursuant to the terms of the ECIP, qualifies as "Deep Impact Lending," as defined pursuant to the terms of the ECIP (the "Deep Impact Condition"); (2) over any twenty-four consecutive quarters, an average of at least 85% of the Company's Total Originations qualifies as "Qualified Lending," as defined pursuant to the terms of the ECIP (the "Qualified Lending Condition"); or (3) the Preferred Stock has a dividend rate of no more than 0.5%, which dividend rate is calculated pursuant to the ECIP and the terms thereof, at each of six consecutive Reset Dates, as defined in the ECIP.

The earliest possible date by which a Threshold Condition may be met is June 30, 2026, which is the end of the sixteenth consecutive quarter following the Original Closing Date. However, the Company does not currently meet any of the Threshold Conditions to exercise the purchase option, and there can be no assurance if and when the Threshold Conditions will be met. The closing of the repurchase of the Preferred Stock, if consummated, would occur between thirty and ninety days following the satisfaction of the Threshold Condition and all other applicable conditions. At present, the Company has reported 14 consecutive quarters for which it has met both the Deep Impact and Qualified Lending Conditions. The Preferred Stock currently has a dividend rate of 0.5%.

In addition to the requirement that a Threshold Condition be met, the Repurchase Agreement requires that the Company meet certain other eligibility conditions in order to exercise the purchase option in the future, including compliance with the terms of the original ECIP purchase agreement and the terms of the Preferred Stock, maintaining qualification as either a CDFI or an MDI, and meeting other legal and regulatory criteria. Although the Company currently meets the general eligibility criteria, other than satisfying one of the Threshold Conditions, there can be no assurance that the Company will meet such criteria, or any amended or additional criteria that may be imposed, in the future.

The purchase option granted under the agreement is a freestanding financial instrument under GAAP. The Company analyzed the fair value of the repurchase option in accordance with ASC Topic 820 "Fair Value Measurements" and determined that the purchase option value is de minimis as of December 20, 2024, December 31, 2024 and December 31, 2025.

Note 3. Securities

The amortized cost, gross unrealized gains and losses, and fair value of securities at December 31, 2025 and 2024 were as follows:

	December 31, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
Available-for-Sale Securities:				
U.S. Government Bonds	$ 2,999	$ —	$ (20)	$ 2,979
Corporate Bonds	13,501	—	(738)	12,763
Mortgage-Backed Securities:				
Collateralized Mortgage Obligations [1]	30,839	—	(4,493)	26,346
FHLMC Certificates	7,915	—	(790)	7,125
FNMA Certificates	50,620	—	(7,714)	42,906
GNMA Certificates	76	1	—	77
Total available-for-sale securities	$ 105,950	$ 1	$ (13,755)	$ 92,196
Held-to-Maturity Securities:				
Corporate Bonds	$ 7,500	$ 36	$ (138)	$ 7,398
Mortgage-Backed Securities:				
Collateralized Mortgage Obligations [1]	160,786	100	(2,876)	158,010
FHLMC Certificates	3,133	22	(119)	3,036
FNMA Certificates	90,868	53	(1,453)	89,468
SBA Certificates	10,931	32	—	10,963
Allowance for Credit Losses	(236)	—	—	—
Total held-to-maturity securities	$ 272,982	$ 243	$ (4,586)	$ 268,875

[1] Comprised of FHLMC, FNMA and GNMA issued securities.

	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
Available-for-Sale Securities:				
U.S. Government Bonds	$ 2,994	$ —	$ (121)	$ 2,873
Corporate Bonds	21,762	10	(1,368)	20,404
Mortgage-Backed Securities:				
Collateralized Mortgage Obligations [1]	34,526	—	(5,991)	28,535
FHLMC Certificates	9,028	—	(1,366)	7,662
FNMA Certificates	56,010	—	(10,602)	45,408
GNMA Certificates	88	—	—	88
Total available-for-sale securities	$ 124,408	$ 10	$ (19,448)	$ 104,970
Held-to-Maturity Securities:				
U.S. Agency Bonds	$ 25,000	$ —	$ (40)	$ 24,960
Corporate Bonds	32,500	12	(535)	31,977
Mortgage-Backed Securities:				
Collateralized Mortgage Obligations [1]	186,634	—	(7,052)	179,582
FHLMC Certificates	3,229	—	(223)	3,006
FNMA Certificates	105,417	—	(5,114)	100,303
SBA Certificates	15,374	92	—	15,466
Allowance for Credit Losses	(216)	—	—	—
Total held-to-maturity securities	$ 367,938	$ 104	$ (12,964)	$ 355,294

[1] Comprised of FHLMC, FNMA and GNMA issued securities.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

The Company's securities portfolio had 34 and 39 available-for-sale securities and 28 and 31 held-to-maturity securities at December 31, 2025 and 2024, respectively. There were no available-for-sale and held-to-maturity securities sold during the years ended December 31, 2025 and 2024. There were four available-for-sale securities in the total amount of $8.3 million and three held-to-maturity securities in the total amount of $50.0 million that matured or were called during the year ended December 31, 2025. There was one available-for-sale security in the amount of $4.0 million and two held-to-maturity securities in the total amount of $50.0 million that matured or were called during the year ended December 31, 2024. The Company did not purchase any available-for-sale securities and held-to-maturity securities during the years ended December 31, 2025 and 2024.

The following tables present the Company's securities gross unrealized losses and fair values, aggregated by the length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2025 and 2024:

	December 31, 2025					
	Securities With Gross Unrealized Losses					
	Less Than 12 Months		12 Months or More		Total	Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
Available-for-Sale Securities:						
U.S. Government Bonds	$ —	$ —	$ 2,979	$ (20)	$ 2,979	$ (20)
Corporate Bonds	—	—	12,763	(738)	12,763	(738)
Mortgage-Backed Securities:						
Collateralized Mortgage Obligations	—	—	26,346	(4,493)	26,346	(4,493)
FHLMC Certificates	—	—	7,125	(790)	7,125	(790)
FNMA Certificates	—	—	42,906	(7,714)	42,906	(7,714)
Total available-for-sale securities	$ —	$ —	$ 92,119	$ (13,755)	$ 92,119	$ (13,755)
Held-to-Maturity Securities:						
Corporate Bonds	$ —	$ —	$ 5,362	$ (138)	$ 5,362	$ (138)
Mortgage-Backed Securities:						
Collateralized Mortgage Obligations	16,561	(50)	132,942	(2,826)	149,503	(2,876)
FHLMC Certificates	—	—	616	(119)	616	(119)
FNMA Certificates	—	—	85,670	(1,453)	85,670	(1,453)
Total held-to-maturity securities	$ 16,561	$ (50)	$ 224,590	$ (4,536)	$ 241,151	$ (4,586)

	December 31, 2024					
	Securities With Gross Unrealized Losses					
	Less Than 12 Months		**12 Months or More**		**Total**	**Total**
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
			(in thousands)			
Available-for-Sale Securities:						
U.S. Government Bonds	$ —	$ —	$ 2,873	$ (121)	$ 2,873	$ (121)
Corporate Bonds	—	—	15,394	(1,368)	15,394	(1,368)
Mortgage-Backed Securities:						
Collateralized Mortgage Obligations	—	—	28,535	(5,991)	28,535	(5,991)
FHLMC Certificates	—	—	7,662	(1,366)	7,662	(1,366)
FNMA Certificates	—	—	45,407	(10,602)	45,407	(10,602)
Total available-for-sale securities	$ —	$ —	$ 99,871	$ (19,448)	$ 99,871	$ (19,448)
Held-to-Maturity Securities:						
U.S. Agency Bonds	$ —	$ —	$ 24,960	$ (40)	$ 24,960	$ (40)
Corporate Bonds	—	—	29,965	(535)	29,965	(535)
Mortgage-Backed Securities:						
Collateralized Mortgage Obligations	81,112	(1,728)	98,470	(5,324)	179,582	(7,052)
FHLMC Certificates	—	—	3,006	(223)	3,006	(223)
FNMA Certificates	4,691	(69)	95,612	(5,045)	100,303	(5,114)
Total held-to-maturity securities	$ 85,803	$ (1,797)	$ 252,013	$ (11,167)	$ 337,816	$ (12,964)

At December 31, 2025 and 2024, the Company had 33 and 37 available-for-sale securities and 21 and 27 held-to-maturity securities with gross unrealized loss positions, respectively. Management reviewed the financial condition of the entities that issued the securities at both December 31, 2025 and 2024. The unrealized losses related to the Company debt securities were issued by U.S. government-sponsored entities and agencies and corporate bonds. The Company does not believe that the debt securities that were in an unrealized loss position as of December 31, 2025 represents a credit loss impairment. The gross unrealized loss positions related to mortgage-backed securities and other obligations issued by the U.S. government agencies or U.S. government-sponsored enterprises carry the explicit and/or implicit guarantee of the U.S. government and have a long history of zero credit loss. Total gross unrealized losses were primarily attributable to changes in interest rates relative to when the investment securities were purchased and not due to the credit quality of the investment securities.

Management reviewed the collectability of the corporate bonds taking into consideration of such factors as the financial condition of the issuers, reported regulatory capital ratios of the issuers, credit ratings, including ratings in effect as of the reporting date.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Management believes the unrealized losses on the corporate bonds are primarily attributable to changes in the interest rates and not changes in the credit quality of the issuers of the corporate bonds.

The following is a summary of maturities of securities at December 31, 2025. Amounts are shown by contractual maturity. Because borrowers for mortgage-backed securities have the right to prepay obligations with or without prepayment penalties, at any time, these securities are included as a total within the table.

	December 31, 2025	
	Amortized Cost	Fair Value
	(in thousands)	
Available-for-Sale Securities:		
U.S. Government Bonds:		
Amounts maturing:		
Three months or less	$ 2,999	$ 2,979
More than three months through one year	—	—
More than one year through five years	—	—
More than five years through ten years	—	—
	2,999	2,979
Corporate Bonds:		
Amounts maturing:		
Three months or less	$ —	$ —
More than three months through one year	—	—
More than one year through five years	1,000	492
More than five years through ten years	12,501	12,271
	13,501	12,763
Mortgage-Backed Securities	89,450	76,454
Total available-for-sale securities	$ 105,950	$ 92,196
Held-to-Maturity Securities:		
U.S. Agency Bonds:		
Amounts maturing:		
Three months or less	$ —	$ —
More than three months through one year	—	—
More than one year through five years	—	—
More than five years through ten years	—	—
	—	—
Corporate Bonds:		
Amounts maturing:		
Three months or less	$ —	$ —
More than three months through one year	—	—
More than one year through five years	—	—
More than five years through ten years	7,500	7,398
	7,500	7,398
Mortgage-Backed Securities	265,718	261,477
Allowance for Credit Losses	(236)	—
Total held-to-maturity securities	$ 272,982	$ 268,875

At December 31, 2025 and 2024, no securities were pledged as collateral for borrowing activities.

The following table presents the activity in the allowance for credit losses for held-to-maturity securities.

	December 31,		
	2025		**2024**
	(in thousands)		
Beginning balance	$	216	$	398
Provision (benefit) for credit losses		20		(182)
Allowance for credit losses	$	236	$	216

At December 31, 2025 and 2024, the entire allowance for credit losses on securities was allocated to corporate bonds.

Note 4. Mortgage Loans Held for Sale

The following table provides the fair value and contractual principal balance outstanding of loans held for sale accounted for under the fair value options:

	December 31,		
	2025		**2024**
	(in thousands)		
Mortgage loans held for sale, at fair value	$	3,388	$	10,736
Mortgage loans held for sale, contractual principal outstanding		3,337		10,674
Fair value less unpaid principal balance	$	51	$	62

At December 31, 2025 and 2024, the Company had 10 loans and 17 loans in the amount of $3.4 million and $10.7 million, respectively, that were classified as mortgage loans held for sale and accounted for under the fair value option accounting guidance for financial assets and financial liabilities.

At December 31, 2025, there were no mortgage loans held for sale that were greater than 90 days past due and non-accrual with a substandard risk rating. At December 31, 2024, there were $4.4 million in mortgage loans held for sale that were greater than 90 days past due and non-accrual with a substandard risk rating.

Note 5. Loans Receivable and Allowance for Credit Losses

Loans receivable at December 31, 2025 and 2024 are summarized as follows:

	December 31,		
	2025		**2024**
	(in thousands)		
Mortgage loans:				
1-4 Family residential				
Investor-Owned	$	307,267	$	330,053
Owner-Occupied		127,107		142,363
Multifamily residential		756,542		670,159
Nonresidential properties		526,210		389,898
Construction and land		854,096		733,660
Total mortgage loans		2,571,222		2,266,133
Nonmortgage loans:				
Business loans		53,063		40,849
Consumer loans		625		1,038
Total non-mortgage loans		53,688		41,887
Total loans, gross		2,624,910		2,308,020
Deferred loan origination costs, net of fees		(203)		1,081
Allowance for credit losses		(25,449)		(22,502)
Loans receivable, net	$	2,599,258	$	2,286,599

The Company's lending activities are conducted principally in metropolitan New York City. The Company primarily grants loans secured by real estate to individuals and businesses pursuant to an established credit policy applicable to each type of lending activity in which it engages. Although collateral provides assurance as a secondary source of repayment, the Company ordinarily requires the primary source of repayment to be based on the borrowers' ability to generate continuing cash flows. The Company also evaluates the collateral and creditworthiness of each customer. The credit policy provides that depending on the borrowers' creditworthiness and type of collateral, credit may be extended up to predetermined percentages of the market value of the collateral or on an unsecured basis. Real estate is the primary form of collateral. Other important forms of collateral are time deposits and marketable securities.

For disclosures related to the ACL and credit quality, the Company does not have any disaggregated classes of loans below the segment level.

Credit-Quality Indicators: Internally assigned risk ratings are used as credit-quality indicators, which are reviewed by management on a quarterly basis.

The objectives of the Company's risk-rating system are to provide the Board of Directors and senior management with an objective assessment of the overall quality of the loan portfolio, to promptly and accurately identify loans with well-defined credit weaknesses so that timely action can be taken to minimize credit loss, to identify relevant trends affecting the collectability of the loan portfolio, to isolate potential problem areas and to provide essential information for determining the adequacy of the allowance for credit losses.

Below are the definitions of the Company's internally assigned risk ratings:

Strong Pass – Loans to new or existing borrowers collateralized at least 90 percent by an unimpaired deposit account at the Company.

Good Pass – Loans to a new or existing borrower in a well-established enterprise in excellent financial condition with strong liquidity and a history of consistently high level of earnings, cash flow and debt service capacity.

Satisfactory Pass – Loans to a new or existing borrower of average strength with acceptable financial condition, satisfactory record of earnings and sufficient historical and projected cash flow to service the debt.

Performance Pass – Loans that evidence strong payment history but document less than average strength, financial condition, record of earnings, or projected cash flows with which to service debt.

Special Mention – Loans in this category are currently protected but show one or more potential weaknesses and risks which may inadequately protect collectability or borrower's ability to meet repayment terms at some future date if the weakness or weaknesses are not monitored or remediated.

Substandard – Loans that are inadequately protected by the repayment capacity of the borrower or the current sound net worth of the collateral pledged, if any. Loans in this category have well defined weaknesses and risks that jeopardize their repayment. They are characterized by the distinct possibility that some loss may be sustained if the deficiencies are not remedied.

Doubtful – Loans that have all the weaknesses of loans classified as "Substandard" with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of current existing facts, conditions, and values, highly questionable and improbable.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Loans within the top four categories above are considered pass rated, as commonly defined. Risk ratings are assigned as necessary to differentiate risk within the portfolio. Risk ratings are reviewed on an ongoing basis and revised to reflect changes in the borrowers' financial condition and outlook, debt service coverage capability, repayment performance, collateral value and coverage as well as other considerations.

The following tables summarize total loans by year of origination and internally assigned credit risk ratings as of December 31, 2025 and 2024:

	2025	2024	2023	2022	2021	2020 and Prior	Total
				(in thousands)			
December 31, 2025							
Mortgage Loans:							
1-4 Family Investor Owned							
Pass	$ 3,843	$ 2,793	$ 26,126	$ 50,353	$ 43,153	$ 173,463	$ 299,731
Special mention	—	—	842	—	361	1,180	2,383
Substandard	—	—	—	—	1,873	3,280	5,153
Total 1-4 Family Investor Owned	3,843	2,793	26,968	50,353	45,387	177,923	307,267
1-4 Family Owner Occupied							
Pass	—	1,315	16,984	47,695	10,587	47,731	124,312
Special mention	—	—	—	—	462	—	462
Substandard	—	—	—	—	429	1,904	2,333
Total 1-4 Family Owner Occupied	—	1,315	16,984	47,695	11,478	49,635	127,107
Multifamily residential							
Pass	149,358	107,129	73,769	157,228	58,343	186,331	732,158
Special mention	—	4,462	1,121	—	4,332	1,357	11,272
Substandard	—	—	5,063	—	—	8,049	13,112
Total Multifamily residential	149,358	111,591	79,953	157,228	62,675	195,737	756,542
Nonresidential properties							
Pass	170,449	77,935	28,328	74,281	59,835	112,768	523,596
Special mention	—	—	—	2,614	—	—	2,614
Substandard	—	—	—	—	—	—	—
Total Nonresidential properties	170,449	77,935	28,328	76,895	59,835	112,768	526,210
Construction and Land							
Pass	279,271	143,515	358,926	56,297	—	—	838,009
Special mention	—	—	4,659	—	—	—	4,659
Substandard	—	—	—	—	3,180	8,248	11,428
Total Construction and land	279,271	143,515	363,585	56,297	3,180	8,248	854,096
Total mortgage loans	602,921	337,149	515,818	388,468	182,555	544,311	2,571,222
Nonmortgage Loans:							
Business loans							
Pass	26,618	17,183	6,421	105	457	1,609	52,393
Special mention	344	—	—	7	—	192	543
Substandard	—	37	—	12	78	—	127
Total Business loans	26,962	17,220	6,421	124	535	1,801	53,063
Consumer loans							
Pass	275	127	160	57	6	—	625
Special mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—
Total Consumer loans	275	127	160	57	6	—	625
Total nonmortgage loans	27,237	17,347	6,581	181	541	1,801	53,688
Total loans, gross	$ 630,158	$ 354,496	$ 522,399	$ 388,649	$ 183,096	$ 546,112	$ 2,624,910

	2024	2023	2022	2021	2020	2019 and Prior	Total
				(in thousands)			
December 31, 2024							
Mortgage Loans:							
1-4 Family Investor Owned							
Pass	$ 2,980	$ 27,030	$ 52,826	$ 45,835	$ 29,216	$ 164,667	$ 322,554
Special mention	—	855	—	1,637	787	1,757	5,036
Substandard	—	—	—	—	—	2,463	2,463
Total 1-4 Family Investor Owned	2,980	27,885	52,826	47,472	30,003	168,887	330,053
1-4 Family Owner Occupied							
Pass	1,541	19,294	51,470	11,318	11,707	43,157	138,487
Special mention	—	—	—	472	—	—	472
Substandard	—	—	—	—	—	3,404	3,404
Total 1-4 Family Owner Occupied	1,541	19,294	51,470	11,790	11,707	46,561	142,363
Multifamily residential							
Pass	145,528	77,659	160,731	63,842	57,108	145,658	650,526
Special mention	—	—	—	4,389	1,380	2,501	8,270
Substandard	—	5,566	—	—	1,657	4,140	11,363
Total Multifamily residential	145,528	83,225	160,731	68,231	60,145	152,299	670,159
Nonresidential properties							
Pass	84,891	28,787	83,842	59,835	25,997	104,144	387,496
Special mention	—	—	—	—	—	2,402	2,402
Substandard	—	—	—	—	—	—	—
Total Nonresidential properties	84,891	28,787	83,842	59,835	25,997	106,546	389,898
Construction and Land							
Pass	125,883	448,811	131,703	13,110	915	—	720,422
Special mention	—	—	—	3,180	—	—	3,180
Substandard	—	5,251	—	—	—	4,807	10,058
Total Construction and land	125,883	454,062	131,703	16,290	915	4,807	733,660
Total mortgage loans	360,823	613,253	480,572	203,618	128,767	479,100	2,266,133
Nonmortgage Loans:							
Business loans							
Pass	24,356	5,032	2,379	2,760	2,022	3,079	39,628
Special mention	—	—	135	871	—	215	1,221
Substandard	—	—	—	—	—	—	—
Total Business loans	24,356	5,032	2,514	3,631	2,022	3,294	40,849
Consumer loans							
Pass	602	322	93	16	2	—	1,035
Special mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	3	3
Total Consumer loans	602	322	93	16	2	3	1,038
Total nonmortgage loans	24,958	5,354	2,607	3,647	2,024	3,297	41,887
Total loans, gross	$ 385,781	$ 618,607	$ 483,179	$ 207,265	$ 130,791	$ 482,397	$ 2,308,020

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

An aging analysis of loans, as of December 31, 2025 and 2024, is as follows:

	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total	Nonaccrual Loans	90 Days or More Accruing
				December 31, 2025			
				(in thousands)			
Mortgage loans:							
1-4 Family residential							
Investor-Owned	$298,082	$ 5,356	$ 959	$ 2,870	$307,267	$ 2,870	$ —
Owner-Occupied	122,509	1,480	1,151	1,967	127,107	1,967	—
Multifamily residential	740,222	3,208	—	13,112	756,542	13,112	—
Nonresidential properties	524,446	1,764	—	—	526,210	—	—
Construction and land	845,849	—	—	8,247	854,096	8,247	—
Nonmortgage loans:							
Business	52,278	118	—	667	53,063	667	—
Consumer	625	—	—	—	625	—	—
Total	$ 2,584,011	$ 11,926	$ 2,110	$ 26,863	$2,624,910	$ 26,863	$ —

	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total	Nonaccrual Loans	90 Days or More Accruing
				December 31, 2024			
				(in thousands)			
Mortgage loans:							
1-4 Family residential							
Investor-Owned	$324,552	$ 2,275	$ 2,790	$ 436	$330,053	$ 436	$ —
Owner-Occupied	137,926	1,670	909	1,858	142,363	1,858	—
Multifamily residential	652,267	5,119	2,502	10,271	670,159	10,271	—
Nonresidential properties	386,606	890	2,402	—	389,898	—	—
Construction and land	720,422	—	3,180	10,058	733,660	10,058	—
Nonmortgage loans:							
Business	39,346	123	1,037	343	40,849	343	—
Consumer	1,035	—	3	—	1,038	—	—
Total	$2,262,154	$ 10,077	$ 12,823	$ 22,966	$2,308,020	$ 22,966	$ —

The following schedules detail the composition of the ACL and the related recorded investment in loans as of December 31, 2025, 2024, and 2023, respectively.

For the Year Ended December 31, 2025

| | Mortgage Loans | | | | | Nonmortgage Loans | | Total |
	1-4 Family Investor Owned	1-4 Family Owner Occupied	Multifamily	Nonresidential	Construction and Land	Business	Consumer	For the Period
					(in thousands)			
Allowance for credit losses:								
Balance, beginning of period	$ 4,148	$ 1,784	$ 5,004	$ 2,697	$ 7,710	$ 1,113	$ 46	$ 22,502
(Benefit) provision charged to expense	(1,293)	(697)	4,037	1,656	(1,561)	2,309	18	4,469
Charge-offs	(69)	—	—	—	—	(1,444)	(48)	(1,561)
Recoveries	—	—	—	—	—	39	—	39
Balance, end of period	$ 2,786	$ 1,087	$ 9,041	$ 4,353	$ 6,149	$ 2,017	$ 16	$ 25,449
Ending balance: individually evaluated for impairment	$ —	$ —	$ —	$ —	$ —	$ 667	$ —	$ 667
Ending balance: collectively evaluated for impairment	2,786	1,087	9,041	4,353	6,149	1,350	16	24,782
Total	$ 2,786	$ 1,087	$ 9,041	$ 4,353	$ 6,149	$ 2,017	$ 16	$ 25,449
Loans:								
Ending balance: individually evaluated for impairment	$ 2,870	$ 1,967	$ 13,112	$ —	$ 8,247	$ 667	$ —	$ 26,863
Ending balance: collectively evaluated for impairment	304,397	125,140	743,430	526,210	845,849	52,396	625	2,598,047
Total	$ 307,267	$ 127,107	$ 756,542	$ 526,210	$ 854,096	$ 53,063	$ 625	$2,624,910

For the Year Ended December 31, 2024

| | Mortgage Loans | | | | | Nonmortgage Loans | | Total |
	1-4 Family Investor Owned	1-4 Family Owner Occupied	Multifamily	Nonresidential	Construction and Land	Business	Consumer	For the Period
					(in thousands)			
Allowance for credit losses:								
Balance, beginning of period	$ 4,415	$ 2,012	$ 4,365	$ 3,176	$ 4,807	$ 531	$ 6,848	$ 26,154
(Benefit) provision charged to expense	(267)	(228)	639	(472)	2,903	1,307	(2,366)	1,516
Charge-offs	—	—	—	(7)	—	(734)	(5,148)	(5,889)
Recoveries	—	—	—	—	—	9	712	721
Balance, end of period	$ 4,148	$ 1,784	$ 5,004	$ 2,697	$ 7,710	$ 1,113	$ 46	$ 22,502
Ending balance: individually evaluated for impairment	$ —	$ —	$ —	$ —	$ —	$ 343	$ —	$ 343
Ending balance: collectively evaluated for impairment	4,148	1,784	5,004	2,697	7,710	770	46	22,159
Total	$ 4,148	$ 1,784	$ 5,004	$ 2,697	$ 7,710	$ 1,113	$ 46	$ 22,502
Loans:								
Ending balance: individually evaluated for impairment	$ 436	$ 1,858	$ 10,271	$ —	$ 10,058	$ 343	$ —	$ 22,966
Ending balance: collectively evaluated for impairment	329,617	140,505	659,888	389,898	723,602	40,506	1,038	2,285,054
Total	$ 330,053	$ 142,363	$ 670,159	$ 389,898	$ 733,660	$ 40,849	$ 1,038	$2,308,020

	For the Year Ended December 31, 2023							
	Mortgage Loans					Nonmortgage Loans		Total
	1-4 Family Investor Owned	1-4 Family Owner Occupied	Multifamily	Nonresidential	Construction and Land	Business	Consumer	For the Period
					(in thousands)			
Allowance for credit losses:								
Balance, beginning of year	$ 3,863	$ 1,723	$ 8,021	$ 2,724	$ 2,683	$ 120	$ 15,458	$ 34,592
Provision (benefit) charged to expense	(214)	143	306	(126)	3,035	235	(2,142)	1,237
Impact of CECL Adoption	766	146	(3,962)	578	(911)	236	57	(3,090)
Charge-offs	—	—	—	—	—	(63)	(7,227)	(7,290)
Recoveries	—	—	—	—	—	3	702	705
Balance, end of year	$ 4,415	$ 2,012	$ 4,365	$ 3,176	$ 4,807	$ 531	$ 6,848	$ 26,154
Ending balance: individually evaluated for impairment	$ —	$ 72	$ —	$ —	$ —	$ 161	$ —	$ 233
Ending balance: collectively evaluated for impairment	4,415	1,940	4,365	3,176	4,807	370	6,848	25,921
Total	$ 4,415	$ 2,012	$ 4,365	$ 3,176	$ 4,807	$ 531	$ 6,848	$ 26,154
Loans:								
Ending balance: individually evaluated for impairment	$ 793	$ 2,130	$ 2,979	$ —	$ 6,659	$ 165	$ —	$ 12,726
Ending balance: collectively evaluated for impairment	342,896	150,181	547,580	342,343	497,266	19,614	8,966	1,908,846
Total	$ 343,689	$ 152,311	$ 550,559	$ 342,343	$ 503,925	$ 19,779	$ 8,966	$ 1,921,572

The following tables summarize gross charge-offs by vintage:

	2025	2024	2023	2022	2021	2020 and Prior	Total
				(in thousands)			
For the Year Ended December 31, 2025							
1-4 Family Investor Owned	$ —	$ —	$ —	$ —	$ —	$ 69	$ 69
Business loans	64	730	23	102	500	25	1,444
Consumer loans	—	45	3	—	—	—	48
Total charge-offs	$ 64	$ 775	$ 26	$ 102	$ 500	$ 94	$ 1,561

	2024	2023	2022	2021	2020	2019 and Prior	Revolving lines of credit	Total
				(in thousands)				
For the Year Ended December 31, 2024								
Nonresidential properties	$ —	$ —	$ —	$ —	$ —	$ 7	$ —	$ 7
Business loans	417	250	24	8	—	35	—	734
Consumer loans	—	—	—	6	28	—	5,114	5,148
Total charge-offs	$ 417	$ 250	$ 24	$ 14	$ 28	$ 42	$ 5,114	$ 5,889

Loans are considered impaired when current information and events indicate all amounts due may not be collectable according to the contractual terms of the related loan agreements. Impaired loans are identified by applying normal loan review procedures in accordance with the allowance for credit losses methodology. Management periodically assesses loans to determine whether impairment exists. Any loan that is, or will potentially be, no longer performing in accordance with the terms of the original loan contract is evaluated to determine impairment.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

The following information relates to impaired loans as of and for the years ended December 31, 2025, 2024, and 2023:

As of and For the Year Ended December 31, 2025	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized on a Cash Basis
				(in thousands)			
Mortgage loans:							
1-4 Family residential	$ 4,819	$ 4,837	$ —	$ 4,837	$ —	$ 3,182	$ 209
Multifamily residential	12,731	13,112	—	13,112	—	11,815	390
Nonresidential properties	—	—	—	—	—	101	—
Construction and land	8,800	8,247	—	8,247	—	7,596	—
Nonmortgage loans:							
Business	667	—	667	667	667	467	10
Consumer	—	—	—	—	—	—	—
Total	$ 27,017	$ 26,196	$ 667	$ 26,863	$ 667	$ 23,161	$ 609

As of and For the Year Ended December 31, 2024	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized on a Cash Basis
				(in thousands)			
Mortgage loans:							
1-4 Family residential	$ 2,280	$ 2,294	$ —	$ 2,294	$ —	$ 2,420	$ 22
Multifamily residential	10,032	10,271	—	10,271	—	5,557	223
Nonresidential properties	—	—	—	—	—	317	—
Construction and land	10,058	10,058	—	10,058	—	6,501	1,335
Nonmortgage loans:							
Business	343	—	343	343	343	246	3
Consumer	—	—	—	—	—	—	—
Total	$ 22,713	$ 22,623	$ 343	$ 22,966	$ 343	$ 15,041	$ 1,583

As of and For the Year Ended December 31, 2023	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized on a Cash Basis
				(in thousands)			
Mortgage loans:							
1-4 Family residential	$ 2,906	$ 2,475	$ 448	$ 2,923	$ 72	$ 4,812	$ 82
Multifamily residential	2,966	2,979	—	2,979	—	1,463	151
Nonresidential properties	—	—	—	—	—	198	—
Construction and land	6,650	6,659	—	6,659	—	8,211	—
Nonmortgage loans:							
Business	165	—	165	165	161	104	—
Consumer	—	—	—	—	—	—	—
Total	$ 12,687	$ 12,113	$ 613	$ 12,726	$ 233	$ 14,788	$ 233

Collateral Dependent Loans

The Company had collateral dependent loans which were individually evaluated to determine expected credit losses as of the dates indicated.

	December 31,			
	2025		**2024**	
	Collateral Dependent	**Associated Allowance for Credit Losses**	**Collateral Dependent**	**Associated Allowance for Credit Losses**
	(in thousands)			
1-4 Family residential				
Investor-Owned	$ 2,870	$ —	$ 436	$ —
Owner-Occupied	1,967	—	1,858	—
Multifamily residential	13,112	—	10,271	—
Construction and land	8,247	—	10,058	—
Total	$ 26,196	$ —	$ 22,623	$ —

Loan Modifications to Borrowers Experiencing Financial Difficulty

The Company adopted Accounting Standards Update ("ASU") 2022-02 on January 1, 2023. Since adoption, the Company modified one loan with a borrower experiencing financial difficulty. These modifications may include a reduction in interest rate, an extension in term, principal forgiveness and/or any other than insignificant payment delay. At December 31, 2025 and 2024, there was one loan in the amount of $0.2 million, for both periods, that was modified to a borrower experiencing financial difficulty.

Prior to the adoption of ASU 2022-02 on January 1, 2023, the Company classified certain loans as troubled debt restructuring ("TDR") loans when credit terms to a borrower in financial difficulty were modified, in accordance with ASC 310-40. With the adoption of ASU 2022-02 as of January 1, 2023, the Company has ceased to recognize or measure for new TDRs but those existing at December 31, 2022 will remain until settled.

At December 31, 2025 and 2024, there were 14 and 18 TDR loans totaling $3.6 million and $5.4 million of which $3.2 million and $4.7 million are on accrual status, respectively. There were no commitments to lend additional funds to borrowers whose loans have been modified in a TDR.

Off-Balance Sheet Credit Losses

Also included within the scope of the CECL standard are off-balance sheet loan commitments, which include the unfunded portion of committed lines of credit and construction loans.

The Company estimates expected credit losses over the contractual period in which the company is exposed to credit risk through a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet exposures is adjusted as a provision for credit loss expense. The Company uses similar assumptions and risk factors that are developed for collectively evaluated financing receivables. This estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments to be funded over its estimated life.

At December 31, 2025 and 2024, the allowance for off-balance sheet credit losses was $2.1 million and $2.8 million, respectively, which is included in the "Other liabilities" on the Consolidated Statements of Financial Condition. During the years ended December 31, 2025 and 2024, the Company had $0.7 million and $0.8 million in benefit for credit losses, respectively, for off-balance-sheet items, which are included in "Provision for credit losses" on the Consolidated Statements of Operations.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 6. Premises and Equipment

A summary of premises and equipment at December 31, 2025 and 2024 is as follows:

	December 31,	
	2025	2024
	(in thousands)	
Land	$ 932	$ 932
Buildings and improvements	4,717	4,717
Leasehold improvements	17,292	16,553
Furniture, fixtures and equipment	9,927	10,021
	32,868	32,223
Less: accumulated depreciation and amortization	(17,230)	(15,429)
Total premises and equipment	$ 15,638	$ 16,794

Depreciation and amortization expense amounted to $2.1 million and $2.0 million, respectively, for the years ended December 31, 2025 and 2024 and are included in occupancy and equipment in the accompanying consolidated statements of operations.

Note 7. Leases

The Company has 16 and 17 operating leases for branches (including headquarters) and office spaces at December 31, 2025 and 2024, respectively and six operating leases for equipment at both December 31, 2025 and 2024. Our leases have remaining lease terms ranging from less than one year to approximately 14.1 years, none of which has a renewal option reasonably certain of exercise, which has been reflected in the Company's calculation of lease term. Certain leases have escalation clauses for operating expenses and real estate taxes. The Company's non-cancelable operating lease agreements expire through 2040.

Supplemental balance sheet information related to leases was as follows:

	December 31,	
	2025	2024
	(Dollars in thousands)	
Operating lease ROU assets	$ 27,583	$ 29,093
Operating lease liabilities	29,353	30,696
Weighted-average remaining lease term-operating leases	11.2 years	12.0 years
Weighted average discount rate-operating leases	5.1%	5.1%

The components of lease expense and cash flow information related to leases were as follows:

		For the Years Ended December 31,		
		2025	2024	2023
		(Dollars in thousands)		
Lease Cost				
Operating lease cost	Occupancy and equipment	$ 4,282	$ 4,111	$ 4,150
Operating lease cost	Other operating expenses	8	26	20
Short-term lease cost	Other operating expenses	27	23	19
Variable lease cost	Occupancy and equipment	160	160	126
Total lease cost		$ 4,477	$ 4,320	$ 4,315

As of December 31, 2025, the Company's operating lease liabilities were as follows:

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Years ended December 31:	Minimum Rental (in thousands)
2026	$ 4,027
2027	3,780
2028	3,808
2029	3,360
2030	3,423
Thereafter	21,158
Total Minimum payments required	39,556
Less: implied interest	10,203
Present value of lease liabilities	$ 29,353

Lease Commitments: As of December 31, 2025, there are noncancelable operating leases for office space that expire on various dates through 2040. Certain of these leases contain escalation clauses providing for increased rental based on pre-scheduled annual increases or on increases in real estate taxes.

Note 8. Deposits

Deposits at December 31, 2025 and 2024 are summarized as follows:

	December 31, 2025	December 31, 2024
	(in thousands)	
Demand [1]	$ 208,250	$ 169,178
Interest-bearing deposits:		
NOW/IOLA accounts	84,012	62,616
Money market accounts	779,532	636,219
Reciprocal deposits	152,630	130,677
Savings accounts [1]	117,708	116,219
Total NOW, money market, reciprocal and savings	1,133,882	945,731
Certificates of deposit of $250K or more	202,500	204,293
Brokered certificates of deposits [2]	67,942	94,531
Listing service deposits [2]	4,150	7,376
Certificates of deposit less than $250K	429,911	474,104
Total certificates of deposit	704,503	780,304
Total interest-bearing deposits	1,838,385	1,726,035
Total deposits	$ 2,046,635	$ 1,895,213

(1) As of December 31, 2025 and 2024, Advance payments by borrowers for taxes and insurance in the amounts of $11.5 million and $10.3 million, respectively, are included in deposits.

(2) As of December 31, 2025 and 2024, there were no individual listing service deposits amounting to $250,000 or more. At December 31, 2025, there were no brokered certificates of deposit amounting to $250,000 or more. At December 31, 2024, there was one brokered certificates of deposit in the amount of $1.5 million amounting to $250,000 or more. All other brokered certificates of deposit individually amounted to less than $250,000.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Uninsured deposits represented $454.5 million, or 22.0.%, and $435.9, or 22.8%, of total deposits as of December 31, 2025 and 2024, respectively.

At December 31, 2025, scheduled maturities of certificates of deposit were as follows:

December 31,	(in thousands)
2026	$ 594,371
2027	95,342
2028	9,093
2029	2,510
2030	3,187
	$ 704,503

Note 9. Borrowings

FHLBNY Advances: As a member of FHLBNY, the Bank has the ability to borrow from the FHLBNY based on a certain percentage of the value of the Bank's qualified collateral, as defined in FHLBNY Statement of Credit Policy, at the time of the borrowing. In accordance with an agreement with FHLBNY, the qualified collateral must be free and clear of liens, pledges and encumbrances.

The Bank had $596.1 million and $571.1 million of outstanding term advances from the FHLBNY at December 31, 2025 and 2024, respectively. The Bank had a $25.0 million overnight line of credit advance from the FHLBNY at December 31, 2024. The Bank had no overnight line of credit advance from the FHLBNY at December 31, 2025.

FRBNY Borrowings: The Bank had no term or overnight line of credit borrowing outstanding from the FRBNY at December 31, 2025 and 2024.

Letters of Credit: The Bank had two unsecured lines of credit in the amount of $75.0 million with two correspondent banks for both periods at December 31, 2025 and 2024.

Borrowed funds at December 31, 2025 and 2024 consist of the following and are summarized by maturity and call date below:

	December 31, 2025			December 31, 2024		
	Scheduled Maturity	Redeemable at Call Date	Weighted Average Rate	Scheduled Maturity	Redeemable at Call Date	Weighted Average Rate
	(Dollars in thousands)					
Overnight line of credit advance	$ —	$ —	— %	$ 25,000	$ 25,000	4.69%
FHLBNY Term advances ending:						
2025	—	—	—	100,000	100,000	4.48
2026	225,000	225,000	4.20	200,000	200,000	4.25
2027	212,000	212,000	3.44	212,000	212,000	3.44
2028	109,100	109,100	3.74	9,100	9,100	3.84
2029	50,000	50,000	3.35	50,000	50,000	3.35
	$ 596,100	$ 596,100	3.78%	$ 596,100	$ 596,100	3.94%

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Interest expense on advances totaled $20.6 million, $27.5 million and $25.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 10. Income Taxes

The provision for income taxes for the years ended December 31, 2025, 2024 and 2023 consisted of the following:

	For the Years Ended December 31,		
	2025	2024	2023
	(in thousands)		
Current tax provision:			
Federal	$ 8,607	$ 748	$ 105
State	1,757	1,482	1,452
Total current tax provision	10,364	2,230	1,557
Deferred tax provision:			
Federal	(896)	2,410	773
State	1,330	276	696
Total deferred tax provision	434	2,686	1,469
Valuation allowance	(1,070)	(203)	(525)
Total provision for income taxes	$ 9,728	$ 4,713	$ 2,501

Reconciliation between the reported income tax expense and the amount computed by multiplying consolidated income before taxes by the statutory federal income tax rate of 21 percent for the years ended December 31, 2025 2024 and 2023 were as follows:

	For the Years Ended December 31,					
	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
U.S. federal statutory tax rate	$ 8,071	21.0%	$ 3,294	21.0%	$ 1,229	21.0%
State and local tax, net of federal benefit [1]	2,439	6.3%	1,389	8.9%	1,697	29.0%
Changes in valuation allowance	(1,070)	(2.8%)	(203)	(1.3%)	(525)	(9.0%)
Nontaxable or nondeductible items [2]						
Other nontaxable or nondeductible	429	1.1%	280	1.8%	211	3.6%
Other adjustments	(141)	(0.4%)	(47)	(0.3%)	(111)	(1.9%)
Provision for income taxes	$ 9,728	25.2%	$ 4,713	30.1%	$ 2,501	42.7%

(1) State and local taxes in New York State and New York City made up the majority (greater than 50%) of the tax effect in this category.

(2) The nontaxable or nondeductible items category includes items such as other nondeductible expenses. None of those items individually or in the aggregate exceeded the 5% quantitative threshold for separate disaggregation for the years ended December 31, 2025, 2024 and 2023..

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Total income taxes paid for the years ended December 31, 2025, 2024 and 2023 consists of the following:

	For the Years Ended December 31,		
	2025	2024	2023
	(in thousands)		
Federal	$ 6,794	$ 1,050	$ —
State and Local:			
New York State	1,086	924	865
Other States	30	4	—
New York City	545	493	673
Total income taxes paid	$ 8,455	$ 2,471	$ 1,538

Management maintains a valuation allowance against its net New York State and New York City deferred tax assets as it is unlikely these deferred tax assets will be utilized to reduce the Company's tax liability in future years. For the years ended December 31, 2025 and 2024, the valuation allowance decreased by $1.07 million and decreased by $0.2 million, respectively. In 2025, the Company utilized a portion of the net operating losses in New York State and New York City which in turn decreased the 2025 valuation allowance.

Management has determined that it is not required to establish a valuation allowance against any other deferred tax assets in accordance with GAAP since it is more likely than not that the deferred tax assets will be fully utilized in future periods. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income, and the projected future taxable income over the periods that the temporary differences comprising the deferred tax assets will be deductible.

For federal income tax purposes, a financial institution may carry net operating losses ("NOLs") forward indefinitely. The use of NOLs to offset income is limited to 80% of taxable income. At December 31, 2025, the Company has no federal NOL carryforward.

The state and city of New York allow for a three-year carryback period and carryforward period of twenty years on NOLs generated on or after tax year 2015. For tax years prior to 2015, no carryback period is allowed. Ponce De Leon Federal Bank, the predecessor of Ponce Bank, has no pre-2015 carryforwards for New York State or New York City purposes. Furthermore, there are post-2015 carryforwards available of $58.0 million for New York State purposes and $20.3 million for New York City purposes. Finally, for New Jersey purposes, losses may only be carried forward 20 years, with no allowable carryback period. At December 31, 2025, the Bank had no Connecticut or New Jersey net operating losses carryforwards.

At December 31, 2025 and 2024, the Company had no unrecognized tax benefits recorded.

The Company is subject to U.S. federal income tax, New York State income tax, Connecticut income tax, New Jersey income tax, Florida income tax and New York City income tax. The Company is generally no longer subject to examination by taxing authorities for years before 2022.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024 are presented below:

	At December 31,			
	2025		2024	
	(in thousands)			
Deferred tax assets:				
Allowance for credit losses	$	7,934	$	6,942
Interest on nonaccrual loans		1,643		1,265
Unrealized loss on available-for-sale securities		2,934		4,141
Amortization of intangible assets		109		46
Operating lease liabilities		9,152		9,470
Net operating losses		5,191		6,656
Charitable contribution carryforward		257		1,476
Compensation and benefits		1,172		844
Deferred loan fees and cost, net		154		—
Other		1,465		1,627
Total gross deferred tax assets		30,011		32,467
Deferred tax liabilities:				
Depreciation of premises and equipment		537		724
Right of use assets		8,600		8,975
Deferred loan fees and cost, net		—		337
Other		225		139
Total gross deferred tax liabilities		9,362		10,175
Valuation allowance		9,148		10,218
Net deferred tax assets	$	11,501	$	12,074

Note 11. Compensation and Benefit Plans

<u>Ponce Bank Employee Stock Ownership Plan with 401(k) Provisions (the "KSOP")</u>. The KSOP is for eligible employees of Ponce Bank. The named executive officers are eligible to participate in the KSOP just like other employees. An employee must attain the age of 21 and will be eligible to participate in the 401(k) features of the KSOP in the quarter following thirty days of service and the ESOP feature of the KSOP upon the first entry date commencing on or after the eligible employee's completion of one year of service. Employees are eligible to participate in the 401(k) Plan at the beginning of each quarter (January 1, April 1, July 1, or October 1).

<u>401(k) Component</u>:

Under the 401(k) features of the KSOP ("401(k) Component"), a participant may elect to defer, on a pre-tax basis, the maximum amount as permitted by the Internal Revenue Code. For 2025, the salary deferral contribution limit was $23,500; provided, however, that a participant over age 50 may contribute an additional $7,500 to the 401(k) for a total of $31,000. In addition to salary deferral contributions, Ponce Bank may make discretionary matching contributions, discretionary profit sharing contributions or safe harbor contributions to the 401(k) Component. Discretionary matching contributions are allocated on the basis of salary deferral contributions. Discretionary profit sharing contributions are based on three classifications set forth in the 401(k) feature (i) Class A — Chairman, President, and Executive Vice Presidents; (ii) Class B — Senior Vice Presidents, Vice Presidents and Assistant Vice Presidents; and (iii) Class C — all other eligible employees. The contribution for a class will be the same percentage of compensation for all participants in that class. If Ponce Bank decides to make a safe harbor contribution for a plan year, each participant will receive a contribution equal to 3% of his or her compensation for the plan year.

A participant is always 100% vested in his or her salary deferral contributions and safe harbor contributions. Discretionary matching and profit sharing contributions are 20% vested after two years of service, plus an additional 20% for each additional year of service; so all participants are fully vested in such contributions after six years of service. A participant also will become fully vested in his or her account balance in the 401(k) Component automatically upon normal retirement, death or disability, a change in control, or termination of the KSOP. Generally, participants will receive distributions from the KSOP upon separation from service in accordance with the terms of the governing document.

<u>ESOP Component</u>:

On September 29, 2017, in connection with the Bank's reorganization into the mutual holding company form of organization, the ESOP trustee purchased, on behalf of the ESOP, 723,751 shares of PDL Community Bancorp common stock. The ESOP funded its stock purchase with a loan ("First ESOP loan") from PDL Community Bancorp in the amount of $7.2 million, which was equal to the aggregate purchase price of the common stock. The First ESOP loan is being repaid principally through Ponce Bank's contributions to the ESOP over the 15-year term of such loan. The interest rate for the First ESOP loan is 2.60%.

On January 27, 2022, concurrent with the completion of the conversion and reorganization of Ponce Bank Mutual Holding Company from a mutual form to a stock form of organization and the merger of PDL Community Bancorp with and into Ponce Financial Group, Inc., the shares of PDL Community Bancorp common stock held by the KSOP were converted into 977,880 shares of Ponce Financial Group, Inc. common stock.

On January 27, 2022, the KSOP trustee purchased, on behalf of the ESOP feature of the KSOP ("ESOP Component"), an additional 1,097,353 shares of Ponce Financial Group, Inc. common stock, or 4.44% of the total number of shares of Ponce Financial Group, Inc. common stock outstanding on January 27, 2022 (including shares issued to the Foundation). The KSOP funded this stock purchase with a loan ("Second ESOP loan") from Ponce Financial Group, Inc. in the amount of $11.0 million, which was equal to the aggregate purchase price of the common stock. The Second ESOP loan is being repaid principally through Ponce Bank's contributions to the ESOP Component over the 15-year term of such loan. The interest rate for the Second ESOP loan is 1.82%.

The trustee of the trust funding the KSOP holds the shares of Ponce Financial Group, Inc. common stock purchased by the KSOP in an unallocated suspense account, and shares will be released from the suspense account on a pro-rata basis as the loans are repaid. The trustee will allocate the shares released among participants on the basis of each participant's proportional share of qualifying compensation relative to all participants participating in the ESOP Component. A participant will become 100% vested in his or her account balance in the ESOP Component after three years of service. In addition, a participant will become fully vested in his or her account balance in the ESOP Component automatically upon normal retirement, death or disability, a change in control, or termination of the KSOP. Generally, participants will receive distributions from the KSOP upon separation from service in accordance with the terms of the plan document. The KSOP reallocates any unvested shares of Ponce Financial Group, Inc. common stock forfeited upon termination of employment among the remaining participants in the ESOP Component.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Contributions to the ESOP are to be sufficient to pay principal and interest currently due under the loan agreement. Under applicable accounting requirements, Ponce Bank will record a compensation expense for the ESOP at the average market price of the shares as they are committed to be released from the unallocated suspense account to participants' accounts, which may be more or less than the original issue price. The compensation expense resulting from the release of the common stock from the suspense account and allocation to plan participants will result in a corresponding reduction in the earnings of Ponce Financial Group, Inc. The ESOP shares become outstanding for earnings per share computations (see Note 12). As of December 31, 2025, the combined outstanding balance of both the First ESOP loan and Second ESOP loan was $11.1 million.

A summary of the ESOP shares as of December 31, 2025 and 2024 are as follows:

	2025	2024
	(Dollars in thousands)	
Shares committed-to-be released	133,744	133,744
Shares allocated to participants	580,654	511,935
Unallocated shares	1,168,244	1,301,988
Total	1,882,642	1,947,667
Fair value of unallocated shares	$ 19,101	$ 16,926

The Company recognized ESOP related compensation expense, including ESOP equalization expense, of $2.2 million, $1.5 million and $1.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Supplemental Executive Retirement Plan:

The Bank maintains a non-qualified supplemental executive retirement plan ("SERP") for the benefit of one key executive officer. The SERP expenses recognized for the years ended December 31, 2025, 2024 and 2023 were $0.1 million for each year for the one key executive officer.

2018 Incentive Plan

The Company's stockholders approved the PDL Community Bancorp 2018 Long-Term Incentive Plan (the "2018 Incentive Plan") at the Special Meeting of Stockholders on October 30, 2018. The maximum number of shares of common stock which can be issued under the 2018 Incentive Plan is 1,248,469. Of the 1,248,469 shares, the maximum number of shares that may be awarded under the 2018 Incentive Plan pursuant to the exercise of stock options or stock appreciation rights ("SARs") is 891,764 shares (all of which may be granted as incentive stock options), and the number of shares of common stock that may be issued as restricted stock awards or restricted stock units is 356,705 shares. However, the 2018 Incentive Plan contains a flex feature that provides that awards of restricted stock and restricted stock units in excess of the 356,705 share limitation may be granted but each share of stock covered by such excess award shall reduce the 891,764 share limitation for awards of stock options and SARs by 3.0 shares of common stock.

The product of the number of units granted and the grant date market price of the Company's common stock determine the fair value of restricted stock units under the Company's 2018 Incentive Plan. Management recognizes compensation expense for the fair value of restricted stock units on a straight-line basis over the requisite service period for the entire award.

2023 Long-Term Incentive Plan

The Company's stockholders approved the 2023 Long-Term Incentive Plan (the "2023 Incentive Plan") at the Special Meeting of Stockholders on June 15, 2023. The maximum number of shares of common stock which can be issued under the Plan is 1,920,368. Of the 1,920,368 shares, the maximum number of shares that may be awarded under the Plan pursuant to the exercise of stock options or stock appreciation rights ("SARs") is 1,371,691 shares (all of which may be granted as incentive stock options), and the number of shares of common stock that may be issued as restricted stock awards or restricted stock units is 548,677 shares.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

A summary of the Company's restricted stock units activity and related information for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025	
	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Non-vested, beginning of year	566,490	$ 9.53
Granted	23,000	13.45
Vested	(155,579)	9.61
Forfeited	—	—
Non-vested at December 31	433,911	$ 9.71

	December 31, 2024	
	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Non-vested, beginning of year	745,873	$ 9.52
Granted	—	—
Vested	(176,883)	9.50
Forfeited	(2,500)	9.50
Non-vested at December 31	566,490	$ 9.53

Compensation expense related to restricted stock units for the years ended December 31, 2025, 2024 and 2023 was $1.4 million, $1.6 million and $1.6 million, respectively. As of December 31, 2025, the total remaining unrecognized compensation cost related to restricted stock units was $4.0 million, which is expected to be recognized over the next 20 quarters.

A summary of the Company's stock options awards activity and related information for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025	
	Options	Weighted-Average Exercise Price Per Share
Outstanding, beginning of year	748,265	$ 9.94
Granted	135,000	13.77
Exercised	(19,254)	14.37
Forfeited	(10,203)	11.82
Outstanding at December 31	853,808	$ 10.42
Exercisable at December 31 [1]	439,776	$ 9.52

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

	December 31, 2024	
	Options	Weighted-Average Exercise Price Per Share
Outstanding, beginning of year	792,621	$ 9.90
Granted	—	—
Exercised	—	—
Forfeited	(44,356)	9.24
Outstanding at December 31	748,265	$ 9.94
Exercisable at December 31 [1]	343,848	$ 9.21

(1) The aggregate intrinsic value, which represents the difference between the price of the Company's common stock at respective periods and the stated exercise price of the underlying options, was $5.0 million for outstanding options and $3.0 million for exercisable options at December 31, 2025 and $2.3 million for outstanding options and $1.3 million for exercisable options at December 31, 2024.

The weighted-average exercise price for outstanding options as of December 31, 2025 was $10.42 per share and the weighted-average remaining contractual life is 7.0 years. The weighted-average period over which the options are expected to be recognized is 4.5 years. There were 439,776 and 343,848 shares exercisable as of December 31, 2025 and 2024. Total compensation costs related to stock options recognized was $0.5 million, $0.5 million and $0.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, the total remaining unrecognized compensation cost related to unvested stock options was $1.8 million, which is expected to be recognized over the next 20 quarters.

The fair value of each option grant is estimated on the date of grant using Black-Scholes option pricing model with the following weighted average assumptions:

	For the Years Ended December 31,	
	2025	2024 [1]
Dividend yield	6.50%	N/A
Expected life	5.5-7.5 years	N/A
Expected volatility	35.09%	N/A
Risk-free interest rate	4.12%	N/A
Weighted average grant date fair value	$ 6.01	N/A

(1) For the year ended December 31, 2024, no new options were granted.

The expected volatility is based on the Company's historical volatility. The expected life is an estimate based on management's review of the various factors and calculated using the simplified method for plain vanilla options. The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

Treasury Stock:

As of December 31, 2025 and 2024, 750,785 shares and 925,497 shares, respectively, were held as treasury stock. The Company records treasury stock at cost and reissued at average cost.

Note 12. Earnings Per Common Share

The following table presents a reconciliation of the number of common shares used in the calculation of basic and diluted earnings per common share:

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

	For the Years Ended December 31,					
	2025		**2024**		**2023**	
	(Dollars in thousands except share data)					
Net income available to common stockholders	$	27,578	$	10,334	$	3,352
Common shares outstanding for basic EPS:						
Weighted average common shares outstanding		23,997,373		23,819,684		24,263,952
Less: Weighted average unallocated Employee Stock						
Ownership Plan (ESOP) shares		1,251,147		1,385,030		1,518,635
Basic weighted average common shares outstanding		22,746,226		22,434,654		22,745,317
Basic earnings per common share	$	1.21	$	0.46	$	0.15
Potential dilutive common shares:						
Add: Dilutive effect of restricted stock awards and stock options		314,443		117,061		76,996
Diluted weighted average common shares outstanding		23,060,669		22,551,715		22,822,313
Diluted earnings per common share	$	1.20	$	0.46	$	0.15

Note 13. Commitments, Contingencies and Credit Risk

Financial Instruments With Off-Balance-Sheet Risk: In the normal course of business, financial instruments with off-balance-sheet risk may be used to meet the financing needs of customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized on the Consolidated Statements of Financial Condition. The contractual amounts of these instruments reflect the extent of involvement in particular classes of financial instruments.

The contractual amounts of commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless. The same credit policies are used in making commitments and contractual obligations as for on-balance-sheet instruments. Financial instruments whose contractual amounts represent credit risk at December 31, 2025 and 2024 are as follows:

	December 31,			
	2025		**2024**	
	(in thousands)			
Commitments to grant mortgage loans	$	395,388	$	359,170
Unfunded commitments under lines of credit		86,284		52,329
	$	481,672	$	411,499

Commitments to Grant Mortgage Loans: Commitments to grant mortgage loans are agreements to lend to a customer as long as all terms and conditions are met as established in the contract. Commitments generally have fixed expiration dates or other termination clauses, and may require payment of a fee by the borrower. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties. Material losses are not anticipated as a result of these transactions.

Commitments to Sell Loans at Lock-in Rates: In order to assure itself of a marketplace to sell its loans, the Bank has agreements with investors who will commit to purchase loans at locked-in rates. The Bank has off-balance sheet market risk to the extent that the Bank does not obtain matching commitments from these investors to purchase the loans. This will expose the Bank to the lower of cost or market valuation environment.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Repurchases, Indemnifications and Premium Recaptures: Loans sold by the Bank under investor programs are subject to repurchase or indemnification if they fail to meet the origination criteria of those programs. In addition, loans sold to investors are also subject to repurchase or indemnifications if the loan is two or three months delinquent during a set period which usually varies from six months to a year after the loan is sold. There are no open repurchase or indemnification requests for loans sold as a correspondent lender or where the Company acted as a broker in the transaction as of December 31, 2025.

Unfunded Commitments Under Lines of Credit: Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extension of credit to existing customers. These lines of credit are uncollateralized and usually contain a specified maturity date and, ultimately, may not be drawn upon to the total extent to which the Company is committed.

Unfunded Commitments with Oaktree: In December of 2021, the Bank committed to invest $5.0 million in Oaktree SBIC Fund, L.P. ("Oaktree"). As of December 31, 2025, the total unfunded commitment was $1.7 million.

Unfunded Commitments with Silvergate: In April of 2022, the Company committed to invest $5.2 million for the year ended December 31, 2024 in EJF Silvergate Ventures Fund LP ("Silvergate"). As of December 31, 2025, the total unfunded commitment was $1.4 million.

Letters of Credit: Letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Letters of credit are largely cash secured.

Concentration by Geographic Location: Loans, commitments to extend credit and letters of credit have been granted to customers who are located primarily in the New York City metropolitan area. Generally, such loans most often are secured by one-to-four family residential properties. The loans are expected to be repaid from the borrowers' cash flows.

Legal Matters: The Company is involved in various legal proceedings which have arisen in the normal course of business. Management believes that resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

Note 14. Fair Value

The following fair value hierarchy is used based on the lowest level of input significant to the fair value measurement. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Cash and Cash Equivalents, Placements with Banks, Accrued Interest Receivable, Advance Payments by Borrowers for Taxes and Insurance, and Accrued Interest Payable: The carrying amount is a reasonable estimate of fair value. These assets and liabilities were not recorded at fair value on a recurring basis.

Available-for-Sale Securities: These financial instruments are recorded at fair value in the consolidated financial statements on a recurring basis. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted prices are not available, then fair values are estimated by using pricing models (e.g., matrix pricing) or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. Examples of such instruments include government agency bonds and mortgage-backed securities. Level 3 securities are securities for which significant unobservable inputs are utilized. There were no changes in valuation techniques used to measure similar assets during the period.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

FHLBNY Stock: FHLBNY stock is carried at cost and classified as restricted equity securities. As a member of the FHLBNY, the Company is required to purchase and hold this stock.

FRBNY Stock: FRBNY stock is carried at cost and classified as restricted equity securities. As a member of the FRBNY, the Company is required to purchase and hold this stock.

Loans Receivable: For variable rate loans, which reprice frequently and have no significant change in credit risk, carrying values are a reasonable estimate of fair values, adjusted for credit losses inherent in the portfolios. The fair value of fixed rate loans is estimated by discounting the future cash flows using estimated market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, adjusted for credit losses inherent in the portfolios. Impaired loans are valued using a present value discounted cash flow method, or the fair value of the collateral. Loans are not recorded at fair value on a recurring basis.

Mortgage Loans Held for Sale: Mortgage loans held for sale, at fair value, consists primarily of mortgage loans originated for sale by the Bank and accounted for under the fair value option. These assets are valued using stated investor pricing for substantially equivalent loans as Level 2. In determining fair value, such measurements are derived based on observable market data, investor commitments, or broker quotations, including whole-loan transaction pricing and similar market transactions adjusted for portfolio composition, servicing value and market conditions. Loans held for sale by the Bank are carried at the lower of cost or fair value as determined by investor bid prices.

Under the fair value option, management has elected, on an instrument-by-instrument basis, fair value accounting for substantially all forms of mortgage loans originated for sale on a recurring basis. As of December 31, 2025, the fair value carrying amount of mortgages held for sale under the fair value option was $3.4 million and the aggregate unpaid principal balance amounted to $3.3 million.

Other Real Estate Owned: Other real estate owned represents real estate acquired through foreclosure, and is recorded at fair value less estimated disposal costs on a nonrecurring basis. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the asset is classified as Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the asset is classified as Level 3.

Deposits: The fair values of demand deposits, savings, NOW, reciprocal deposits and money market accounts equal their carrying amounts, which represent the amounts payable on demand at the reporting date. Fair values for fixed-term, fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on certificates of deposit to a schedule of aggregated expected monthly maturities on such deposits. Deposits are not recorded at fair value on a recurring basis.

FHLBNY Advances: The fair value of the advances is estimated using a discounted cash flow calculation that applies current market-based FHLBNY interest rates for advances of similar maturity to a schedule of maturities of such advances. These borrowings are not recorded at fair value on a recurring basis.

Off-Balance-Sheet Instruments: Fair values for off-balance-sheet instruments (lending commitments and letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Off-balance-sheet instruments are not recorded at fair value on a recurring basis.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

The following tables detail the assets that are carried at fair value and measured at fair value on a recurring basis as of December 31, 2025 and 2024, and indicate the level within the fair value hierarchy utilized to determine the fair value:

		December 31, 2025		
Description	Total	Level 1	Level 2	Level 3
		(in thousands)		
Available-for-Sale Securities, at fair value:				
U.S. Government Bonds	$ 2,979	$ 2,979	$ —	$ —
Corporate bonds	12,763	492	12,271	—
Mortgage-Backed Securities:				
Collateralized Mortgage Obligations	26,346	—	26,346	—
FHLMC Certificates	7,125		7,125	
FNMA Certificates	42,906	—	42,906	—
GNMA Certificates	77	—	77	—
Mortgage Loans Held for Sale, at fair value	3,388	—	3,388	—
	$ 95,584	$ 3,471	$ 92,113	$ —

		December 31, 2024		
Description	Total	Level 1	Level 2	Level 3
		(in thousands)		
Available-for-Sale Securities, at fair value:				
U.S. Government Bonds	$ 2,873	$ 2,873	$ —	$ —
Corporate bonds	20,404	330	20,074	—
Mortgage-Backed Securities:				
Collateralized Mortgage Obligations	28,535	—	28,535	—
FHLMC Certificates	7,662	—	7,662	—
FNMA Certificates	45,408	—	45,408	—
GNMA Certificates	88	—	88	—
Mortgage Loans Held for Sale, at fair value	10,736	—	10,736	—
Interest rate swap	2,005	—	2,005	—
	$ 117,711	$ 3,203	$ 114,508	$ —

Management's assessment and classification of an investment within a level can change over time based upon maturity or liquidity of the investment and would be reflected at the beginning of the quarter in which the change occurred.

The following tables detail the assets carried at fair value and measured at fair value on a nonrecurring basis as of December 31, 2025 and 2024 and indicate the fair value hierarchy utilized to determine the fair value:

		December 31, 2025		
	Total	Level 1	Level 2	Level 3
		(in thousands)		
Individually evaluated loans	$ 26,863	$ —	$ —	$ 26,863

		December 31, 2024		
	Total	Level 1	Level 2	Level 3
		(in thousands)		
Individually evaluated loans	$ 22,966	$ —	$ —	$ 22,966

Losses on assets carried at fair value on a nonrecurring basis were de minimis for the years ended December 31, 2025 and 2024, respectively.

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, the carrying values and estimated fair values of the Company's financial instruments were as follows:

	Carrying Amount	Fair Value Measurements			
		Level 1	Level 2	Level 3	Total
			(in thousands)		
December 31, 2025					
Financial assets:					
Cash and cash equivalents	$126,154	$126,154	$ —	$ —	$126,154
Available-for-sale securities, at fair value	92,196	3,471	88,725	—	92,196
Held-to-maturity securities, at amortized cost	272,982	—	268,875	—	268,875
Placements with banks	249	—	249	—	249
Mortgage loans held for sale, at fair value	3,388	—	3,388	—	3,388
Loans receivable, net	2,599,258	—	—	2,577,298	2,577,298
Accrued interest receivable	17,905	—	17,905	—	17,905
FHLBNY stock	29,309	29,309	—	—	29,309
FRBNY stock	10,698	—	10,698	—	10,698
Financial liabilities:					
Deposits:					
Demand deposits	208,250	208,250	—	—	208,250
Interest-bearing deposits	1,133,882	1,133,882	—	—	1,133,882
Certificates of deposit	704,503	—	704,205	—	704,205
Borrowings	596,100	—	595,031	—	595,031
Accrued interest payable	3,788	—	3,788	—	3,788

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

	Carrying	Fair Value Measurements			
	Amount	Level 1	Level 2	Level 3	Total
			(in thousands)		
December 31, 2024					
Financial assets:					
Cash and cash equivalents	$139,839	$139,839	$ —	$ —	$139,839
Available-for-sale securities, at fair value	104,970	3,203	101,767	—	104,970
Held-to-maturity securities, at amortized cost	367,938	—	355,294	—	355,294
Placements with banks	249	—	249	—	249
Mortgage loans held for sale, at fair value	10,736	—	10,736	—	10,736
Loans receivable, net	2,286,599	—	—	2,260,989	2,260,989
Accrued interest receivable	17,771	—	17,771	—	17,771
FHLBNY stock	29,182	29,182	—	—	29,182
Interest rate swap	2,005	—	2,005	—	2,005
Financial liabilities:					
Deposits:					
Demand deposits	169,178	169,178	—	—	169,178
Interest-bearing deposits	945,731	945,731	—	—	945,731
Certificates of deposit	780,304	—	778,603	—	778,603
Borrowings	596,100	—	586,562	—	586,562
Interest rate swap	2,005	—	2,005	—	2,005
Accrued interest payable	3,712	—	1,712	—	1,712

The Company recognizes transfers between levels of the valuation hierarchy at the end of the applicable reporting periods. There were no transfers of Level 3 assets in the fair value hierarchy at December 31, 2025 and 2024. Fair value for Level 3 securities was determined using a third-party pricing service with limited levels of activity and price transparency.

Off-Balance-Sheet Instruments: There loan commitments on which the committed interest rate is less than the current market rate insignificant at December 31, 2025 and 2024.

The fair value information about financial instruments are disclosed, whether or not recognized in the consolidated statements of financial condition, for which it is practicable to estimate that value. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The estimated fair value amounts for 2025 and 2024 have been measured as of their respective period-ends and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than amounts reported at each period.

The information presented should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company's assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other banks may not be meaningful.

Note 15. Regulatory Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal Reserve Board and the OCC. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's operations and financial statements. Under the

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation require the maintenance of minimum amounts and ratios (set forth in the table below) of total risk-based and Tier 1 capital to risk-weighted assets (as defined), common equity Tier 1 capital (as defined), and Tier 1 capital to adjusted total assets (as defined) adjusted total assets (as defined). As of December 31, 2025 and 2024, the applicable capital adequacy requirements specified below have been met.

The below minimum capital requirements exclude the capital conservation buffer required to avoid limitations on capital distributions including dividend payments and certain discretionary bonus payments to executive officers. The applicable capital buffer for the Bank was 13.6% and 13.5% at December 31, 2025 and 2024, respectively.

The most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, common equity risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There were no conditions or events since then of which management is aware that have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios as of December 31, 2025 and 2024 as compared to regulatory requirements are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
December 31, 2025						
Ponce Financial Group, Inc.						
Total Capital to Risk-Weighted Assets	$579,833	23.00%	$201,663	8.00%	$252,079	10.00%
Tier 1 Capital to Risk-Weighted Assets	552,260	21.91%	151,247	6.00%	201,663	8.00%
Common Equity Tier 1 Capital to Risk-Weighted Assets	327,260	12.98%	113,436	4.50%	163,851	6.50%
Tier 1 Capital to Average Assets	552,260	17.27%	127,880	4.00%	159,850	5.00%
Ponce Bank						
Total Capital to Risk-Weighted Assets	$543,076	21.63%	$200,847	8.00%	$251,059	10.00%
Tier 1 Capital to Risk-Weighted Assets	515,502	20.53%	150,635	6.00%	200,847	8.00%
Common Equity Tier 1 Capital to Risk-Weighted Assets	515,502	20.53%	112,976	4.50%	163,188	6.50%
Tier 1 Capital to Average Assets	515,502	16.12%	127,945	4.00%	159,931	5.00%

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2024						
Ponce Financial Group, Inc.						
Total Capital to Risk-Weighted Assets	$546,128	22.98%	$190,147	8.00%	$237,684	10.00%
Tier 1 Capital to Risk-Weighted Assets	520,796	21.91%	142,611	6.00%	190,147	8.00%
Common Equity Tier 1 Capital to Risk-Weighted Assets	295,796	12.44%	106,958	4.50%	154,495	6.50%
Tier 1 Capital to Average Assets	520,796	17.70%	117,715	4.00%	147,144	5.00%
Ponce Bank						
Total Capital to Risk-Weighted Assets	$507,632	21.47%	$189,137	8.00%	$236,421	10.00%
Tier 1 Capital to Risk-Weighted Assets	482,300	20.40%	141,583	6.00%	189,137	8.00%
Common Equity Tier 1 Capital Risk-Weighted Assets	482,300	20.40%	106,930	4.50%	153,674	6.50%
Tier 1 Capital to Average Assets	482,300	15.81%	122,011	4.00%	152,514	5.00%

Note 16. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

	December 31, 2024	Change	December 31, 2025
		(in thousands)	
Unrealized losses on available-for-sale securities, net	$ (15,297)	$ 4,477	$ (10,820)
Total	$ (15,297)	$ 4,477	$ (10,820)

	December 31, 2023	Change	December 31, 2024
		(in thousands)	
Unrealized losses on available-for-sale securities, net	$ (15,649)	$ 352	$ (15,297)
Total	$ (15,649)	$ 352	$ (15,297)

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 17. Transactions with Related Parties

Directors, executive officers and non-executive officers of the Company have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future. Aggregate loan transactions with related parties for the years ended December 31, 2025, 2024, and 2023 were as follows:

	For the Years Ended December 31,		
	2025	**2024**	**2023**
	(in thousands)		
Beginning balance	$ 7,671	$ 8,810	$ 8,318
Originations	1,650	1,880	1,725
Payments	(229)	(3,019)	(1,233)
Ending balance	$ 9,092	$ 7,671	$ 8,810

The Company held deposits in the amount of $8.6 million, $8.8 million and $8.4 million from officers and directors at December 31, 2025, 2024 and 2023, respectively.

Note 18. Parent Company Only Financial Statements

The following Condensed Statements of Financial Condition at December 31, 2025 and 2024 and Condensed Statements of Operations and Cash Flows for the ears ended December 31, 2025 and 2024 for Ponce Financial Group (parent company only) reflected the Company's investment in its wholly-owned subsidiaries, the Bank using the equity method of accounting.

Condensed Statements of Financial Condition

	December 31,	
ASSETS	**2025**	**2024**
	(in thousands)	
Cash and cash equivalents	$ 15,062	$ 13,889
Investment in Ponce Bank	504,790	467,003
Investment in Lending Front	1,000	1,000
Investment in Bamboo	4,392	4,392
Loan receivable - ESOP	11,130	12,235
Other assets	5,489	7,238
Total assets	$ 541,863	$ 505,757
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities and accrued expenses	$ 314	$ 257
Stockholders' equity	541,549	505,500
Total liabilities and stockholders' equity	$ 541,863	$ 505,757

Ponce Financial Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Condensed Statements of Operations

	For the Years Ended December 31,		
	2025	**2024**	**2023**
	(in thousands)		
Interest on ESOP loan	$ 249	$ 272	$ 294
Net interest income	249	272	294
Non-interest expense:			
Share-based compensation expense	1,928	2,074	1,888
Management fee expense	419	557	712
Office occupancy and equipment	74	69	96
Professional fees	1,436	2,204	2,042
Other non-interest expenses	(114)	94	100
Total noninterest expense	3,743	4,998	4,838
Loss before income taxes	(3,494)	(4,726)	(4,544)
Benefit for income taxes	(812)	(977)	(834)
Equity in undistributed earnings of Ponce Bank	31,385	14,721	7,062
Net income	$ 28,703	$ 10,972	$ 3,352
Dividends on preferred stock	1,125	638	—
Net income available to common stockholders	$ 27,578	$ 10,334	$ 3,352

Condensed Statements of Cash Flows

	For the Years Ended December 31,		
	2025	**2024**	**2023**
	(in thousands)		
Cash Flows from Operating Activities:			
Net income	$ 28,703	$ 10,972	$ 3,352
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed earnings of subsidiaries	(31,385)	(14,721)	(7,062)
Deferred income tax (benefit)	411	2,983	(798)
Share-based compensation expense	1,928	2,074	1,888
(Decrease) increase in other assets	1,337	(753)	(968)
Net increase (decrease) in other liabilities	57	(299)	250
Net cash provided by (used in) operating activities	1,051	256	(3,338)
Cash Flows from Investing Activities:			
Investment in Bamboo	—	(669)	(1,223)
Repayment of ESOP Loan	1,105	1,082	1,060
Net cash provided by (used in) investing activities	1,105	413	(163)
Cash Flows from Financing Activities:			
Stock options exercised	142	—	—
Repurchase of treasury shares	—	—	(11,009)
Dividends paid on preferred stock	(1,125)	(588)	—
Net cash used in by financing activities	(983)	(588)	(11,009)
Net increase (decrease) in cash and cash equivalents	1,173	81	(14,510)
Cash and cash equivalents at beginning of year	13,889	13,808	28,318
Cash and cash equivalents at end of year	$ 15,062	$ 13,889	$ 13,808

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure

a)   Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended) as of December 31, 2025. Based on that evaluation, the Company's management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

b)   Management's Annual Report

The management of the Company is responsible for establishing and maintaining adequate internal control (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance to the Company's Chief Executive Officer and Chief Financial Officer regarding the reliability of financial reporting and preparation of the Company's financial statements in accordance with GAAP.

In designing and evaluating the Company's disclosure controls and procedures, the Company and its management recognize that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on management's assessment, the Company believes that, as of December 31, 2025, the Company's internal control over financial reporting was effective based on the criteria established by Internal Control—Integrated Framework (2013) issued by COSO.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Forvis Mazars, LLP, an independent registered public accounting firm, as stated in its report which is included in Item 8 of this Annual Report on Form 10-K.

c)   Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter of the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

During the three months ended December 31, 2025, no directors or executive officers of the Company adopted or terminated any contract, instruction or written plan for the purchase or sale of the Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) and /or any "Rule 10b5-1 trading arrangement."

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection.

None.

Item 10. Directors, Executive Officers and Corporate Governance.

The "Proposal I - Election of Directors – Directors, and – Executive Officer who is not a Director" and "Code of Business Conduct and Ethics" sections of the Company's definitive proxy statement for the Company's 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement") are incorporated herein by reference.

Item 11. Executive Compensation.

The "Executive Compensation" section of the 2026 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The "Voting Securities and Principal Holders" and "Executive Compensation – Benefit Plans and Agreements – Long-Term Incentive Plan" sections of the Company's 2026 Proxy statement are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The "Transactions with Certain Related Persons, - Board Independence and -Meetings and Committees of the Board of Directors" sections of the Company's 2026 Proxy statement are incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The "Proposal II - Ratification of Appointment of Independent Registered Public Accounting Firm" section of the 2026 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements

The following are filed as a part of this Form 10-K under Item 8:

(A)   Reports of Independent Registered Public Accounting Firm

(B)   Consolidated Statements of Financial Condition as of December 31, 2025 and 2024

(C)   Consolidated Statements of Operations for the Years ended December 31, 2025, 2024, and 2023

(D)   Consolidated Statements of Comprehensive Income for the Years ended December 31, 2025, 2024, and 2023

(E)   Consolidated Statements Stockholders' Equity for the Years ended December 31, 2025, 2024, and 2023

(F)   Consolidated Statements of Cash Flows for the Years ended December 31, 2025, 2024, and 2023

(G)   Notes to the Consolidated Financial Statements.

(a)(2) Financial Statement Schedules

None.

(a)(3) Exhibits

Exhibit Index

Exhibit Number	Description
3.1	Articles of Incorporation of Ponce Financial Group, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Form S-1 (File No. 333-258394) filed with the Commission on August 3, 2021).
3.2	Bylaws of Ponce Financial Group, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Form S-1 (File No. 333-258394) filed with the Commission on August 3, 2021).
3.3	Articles Supplementary to the Charter of Ponce Financial Group, Inc. (incorporated by reference to Exhibit 3.1 to Ponce Financial Group, Inc.'s current report on Form 8-K (File No. 001-41255) filed with the Commission on June 9, 2022).
4.1	Form of Common Stock Certificate of Ponce Financial Group, Inc. (incorporated by reference to Exhibit 4.0 to the Registrant's amendment No. 1 to the Form S-1 (File No, 333-258394) filed with the Commission on November 5, 2021).
4.2	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.(incorporated by reference to Exhibit 4.2 to Ponce Financial Group's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-41255) filed with the Commission on March 31, 2022).
10.1†	Ponce Bank Employee Stock Ownership Program with 401(k) provisions. (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-K (Filed No. 001-41255) filed with the Commission on March 21, 2023).
10.2†	Amendment No.1 to the Ponce Bank Employee Stock Ownership Program with 401(k) provisions. (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-K (File No. 001-41255) filed with the Commission on March 21, 2003).
10.3†	Ponce De Leon Federal Deferred Compensation Plan (incorporated by refence to Exhibit 10.3 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.4†	Employment Agreement, dated as of March 23, 2017, by and between Ponce de Leon Federal Bank and Carlos P. Naudon (incorporated by reference to Exhibit 10.4 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.5†	Employment Agreement entered into by and among Ponce Bank Mutual Holding Company, PDL Community Bancorp and Carlos P. Naudon (incorporated by reference to Exhibit 10.5 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.6†	Employment Agreement, dated March 23, 2017, by and between Ponce De Leon Federal Bank and Steven Tsavaris (incorporated by reference to Exhibit 10.6 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.7†	Employment Agreement entered into by and among Ponce Bank Mutual Holding Company, PDL Community Bancorp and Steven Tsavaris (incorporated by reference to Exhibit 10.7 to the PDL Community Bancorp's Form S-1 (File No. 333-217275) filed with the Commission on April 12, 2017).
10.8†	Change in Control Agreement between Ponce Bank and Sergio Vaccaro, dated November 26, 2024 (incorporated by reference to Exhibit 10.1 to Ponce Financial Group, Inc.'s current report on Form 8-K (File No. 001-41255) filed with the Commission on November 27, 2024).

10.9†	Form of Change in Control Agreement with certain executive officers (incorporated by reference to Exhibit 10.9 to Ponce Financial Group, Inc.'s annual report on Form 10-K (File No. 001-41255) filed with the Commission on March 13, 2025).
10.10†	Specimen Form of Restricted Stock Unit Award Agreement for Employees under the 2018 Long Term Incentive Plan (incorporated by reference to Exhibit 10.10 to Ponce Financial Group, Inc.'s annual report on Form 10-K (File No. 000-41255) filed with the Commission on March 13, 2025).
10.11†	Specimen Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the 2018 Long Term Incentive Plan (incorporated by reference to Exhibit 10.11 to Ponce Financial Group, Inc.'s annual report on Form 10-K (File No. 000-41255) filed with the Commission on March 13, 2025).
10.12†	Specimen Form of Stock Option Agreement for Employees under the 2018 Long Term Incentive Plan (incorporated by reference to Exhibit 10.12 to Ponce Financial Group, Inc.'s annual report on Form 10-K (File No. 000-41255) filed with the Commission on March 13, 2025).
10.13†	Specimen Form of Stock Option Agreement for Non-Employee Directors under the 2018 Long Term Incentive Plan (incorporated by reference to Exhibit 10.13 to Ponce Financial Group, Inc.'s annual report on Form 10-K (File No. 000-41255) filed with the Commission on March 13, 2025).
10.14†	Specimen Form of Restricted Stock Unit Award Agreement for Employees under the 2023 Long Term Incentive Plan (incorporated by reference to Exhibit 10.14 to Ponce Financial Group, Inc.'s annual report on Form 10-K (File No. 000-41255) filed with the Commission on March 13, 2025).
10.15†	Specimen Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the 2023 Long Term Incentive Plan (incorporated by reference to Exhibit 10.15 to Ponce Financial Group's Inc's annual report on Form 10-K (File No. 000-41255) filed with the Commission on March 13, 2025).
10.16†	Specimen Form of Stock Option Agreement for Employees under the 2023 Long Term Incentive Plan (incorporated by reference to Exhibit 10.16 to Ponce Financial Group's Inc.'s annual report on Form 10-K (File No. 000-41255) filed with the Commission on March 13, 2025).
10.17†	Specimen Form of Stock Option Agreement for Non-Employee Directors under the 2023 Long Term Incentive Plan (incorporated by reference to Exhibit 10.17 to Ponce Financial Group, Inc.'s annual report on Form 10-K (File No. 000-41255) filed with the Commission on March 13, 2025).
10.18†	Specimen Form of Premium Stock Option Agreement for Employees under the 2023 Long Term Incentive Plan (incorporated by reference to Exhibit 10.18 to Ponce Financial Group, Inc.'s annual report on Form 10-K (Filed No. 000-41255) filed with the Commission on March 13, 2025).
10.19†	Specimen Form of Premium Stock Option Agreement for Non-Employee Directors under the 2023 Long Term Incentive Plan (incorporated by reference to Exhibit 10.19 to Ponce Financial Group, Inc.'s annual report on Form 10-K (File No. 000-41255) filed with the Commission on March 13, 2025).
10.21†	PDL Community Bancorp 2018 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registrant's Form S-8 (File No. 333-262674) filed with the Commission on February 11, 2022).
10.22†	Ponce Financial Group, Inc. 2023 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 001-41255) filed with the Commission on June 16, 2023).
10.23	Letter Agreement and Securities Purchase Agreement, dated June 7, 2022, by and among Ponce Financial Group and Treasury (attached as Exhibit 10.1 to Ponce Financial Group, Inc.'s current report on Form 8-K (File No. 001-41255) filed with the Commission on June 9, 2022).

10.24	Registration Rights Agreement between Ponce Financial Group and the Treasury, dated June 7, 2022 (incorporated by reference to Exhibit 10.2 to Ponce Financial Group, Inc.'s current report on Form 8-K (File No. 001-41255) filed with the Commission on June 9, 2022).
10.25	ECIP Securities Purchase Option Agreement dated December 20, 2024, by and between Ponce Financial Group, Inc. and the United States Department of the Treasury (incorporated by reference to Exhibit 10.1 to Ponce Financial Group, Inc.'s current report on Form 8-K (File No. 001-41255) filed with the Commission on December 23, 2025).
19.1*	Ponce Financial Group Insider Trading and Confidentiality Policy.
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant's Form10-K (File No. 0001-41255) filed with the Commission on March 19, 2024).
23.1*	Consent of Forvis Mazars, LLP
23.2*	Consent of Mazars USA LLP
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Registrant's Form 10-K (File No. 001-41255) filed with the Commission on March 19, 2024).
101.INS	XBRL Instance Document (embedded within the Inline XBRL)
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.
† Management contract or compensatory plan.

Item 16.   **FORM 10-K Summary.**
None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ponce Financial Group, Inc.

Date: March 12, 2026   By: /s/ Carlos P. Naudon

                                                         Carlos P. Naudon
                                                         President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Carlos P. Naudon **Carlos P. Naudon**	President, Chief Executive Officer and Director	March 12, 2026
/s/ Sergio J. Vaccaro **Sergio J. Vaccaro**	Executive Vice President and Chief Financial Officer	March 12, 2026
/s/ Steven A. Tsavaris **Steven A. Tsavaris**	Executive Chairman and Director	March 12, 2026
/s/ James Demetriou **James Demetriou**	Director	March 12, 2026
/s/ Maria Alvarez **Maria Alvarez**	Director	March 12, 2026
/s/ Nick Lugo **Nick Lugo**	Director	March 12, 2026
/s/ James Perez **James Perez**	Director	March 12, 2026



Headquarters

Ponce Bank
2244 Westchester Avenue
Bronx, NY 10462



Representative Office

Ponce Bank Representative Office
1600 Ponce De Leon Drive Unit 9
Coral Gables, FL 33134



Branch Locations

Bronx

Westchester Avenue
2244 Westchester Avenue, Suite 2
Bronx, NY 10462

Southern Boulevard
980 Southern Boulevard
Bronx, NY 10459

170th Street
51 East 170th Street
Bronx, NY 10452

Riverdale
5560 Broadway
Bronx, NY 10463

Manhattan

Inwood
3876 9th Avenue
New York, NY 10034

106th Street
207 East 106th Street
New York, NY 10029

Stuyvesant Town ATM Center
319 1st Avenue
New York, NY 10003

Queens

Jackson Heights
37-60 82nd Street, 1st Floor
Jackson Heights, NY 11372

Astoria
34-05 Broadway
Astoria, NY 11106

Forest Hills
100-20 Queens Boulevard
Forest Hills, NY 11375

Brooklyn

Smith Street
169 Smith Street
Brooklyn, NY 11201

Flatlands
1900 Ralph Avenue
Brooklyn, NY 11234

Bensonhurst
20-47 86th Street
Brooklyn, NY 11214

New Jersey

Union City
3821 Bergenline Avenue
Union City, NJ 07087



Mortgage Offices

New York

Jackson Heights
37-60 82nd Street, 3rd Floor
Jackson Heights, NY 11372

Flushing
135-14 Northern Boulevard
Flushing, NY 11354

New Jersey

Bergenfield
297 South Washington Avenue,
Suite 2 Bergenfield, NJ 07621



Ponce Financial Group